As filed with the Securities and Exchange Commission on December 13, 2006

Registration No. 333-138370

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1 to

FORM S-1

Registration Statement

Under

The Securities Act of 1933

Super Micro Computer, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3571	77-0353939
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification No.)

980 Rock Avenue

San Jose, CA 95131

(408) 503-8000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Charles Liang

President and Chief Executive Officer

Super Micro Computer, Inc.

980 Rock Avenue

San Jose, CA 95131

(408) 503-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter M. Astiz, Esq. Thomas M. French, Esq. Bradley J. Gersich, Esq. DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303-2248 (650) 833-2000	Jeffrey D. Saper, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued December     , 2006

            Shares

COMMON STOCK

Super Micro Computer, Inc. is offering             shares of its common stock and the selling stockholders are offering             shares. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $            and $            per share.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “SMCI.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6 of this prospectus.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Super Micro Computer, Inc.	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

The underwriters may also purchase up to             shares of common stock from us and the selling stockholders at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                      , 2006.

MORGAN STANLEY	MERRILL LYNCH & CO.

UBS INVESTMENT BANK	NEEDHAM & COMPANY, LLC

                    , 2006

SUPERMICRO®

Supermicro Servers And Server Building Block Solutions®

Driving Technology Excellence And Customer Success

You should rely only on the information contained in this prospectus. We have not and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to the offering and the distribution of this prospectus outside of the United States.

Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We have not independently verified this information.

Our registered trademarks include Supermicro®, our company logo, Server Building Block Solution®, Building Block Solutions®, SuperO®, Superboard® and Superdoctor®. Our pending trademark applications include A+ Motherboard™, S-Server™, Superblade™, X-Blade™ and X-Blade Server™. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors,” our consolidated financial statements and the related notes and the other financial information appearing elsewhere in this prospectus before you decide to invest in our common stock. Unless otherwise indicated, references to “Supermicro,” the “Company,” “we,” “us” and “our” refer to Super Micro Computer, Inc. and its subsidiaries.

We design, develop, manufacture and sell application optimized, high performance server solutions based on an innovative, modular and open-standard x86 architecture. Application optimized servers are configured to meet specific customer needs in contrast to typical servers which are offered in limited standardized configurations. To meet the needs of our customers, we configure our server solutions by adjusting the amount of memory, which enables computer servers to store data for a period of time, processing power, which enables computer servers to interpret instructions and process data rapidly, and/or input/output capabilities, which enable different components of a computer server to communicate with one another. We develop our systems based on the x86 architecture which is a set of open standard design specifications used by Intel Corporation and Advanced Micro Devices in their microprocessors. Our solutions include a wide range of complete server systems, as well as components which can be used by distributors, OEMs and end customers to assemble server systems.

We have developed a set of design principles and performance specifications that meet industry wide standards and also incorporate advanced functionality and capabilities. Our modular architectural approach has allowed us to offer our customers interoperable designs across all of our components, which can be configured to create complete server systems. This modular approach, in turn, enables us to offer our clients flexibility and customization by providing what we believe is the industry’s largest array of server systems and components. Our server systems and components are architected to provide high levels of reliability, quality, and scalability, thereby enabling benefits in performance, thermal optimization, power efficiency and total cost of ownership. As of September 30, 2006, we offered over 3,800 SKUs, including SKUs for server systems, serverboards, chassis and power supplies and other system accessories.

We sell our server systems and components primarily through distributors, which include value added resellers and system integrators, and to a lesser extent to OEMs as well as through our direct sales force. During fiscal year 2006, our products were purchased by over 400 customers, most of which are distributors, operating in more than 70 countries. We generally recognize revenue upon shipment to distributors. We commenced operations in 1993 and have been profitable every year since inception. Initially the focus of our business was in sales of high-performance server components. Since 2000, we have gradually shifted our focus and resources to designing, developing, manufacturing and selling application optimized server systems. In recent years our growth in net sales has been driven by the growth in the market for application optimized server systems. For fiscal year 2004, 2005 and 2006, our net sales were $167.1 million, $211.8 million and $302.5 million, respectively and our net income was $4.9 million, $7.1 million and $16.9 million, respectively. For the three months ended September 30, 2005 and 2006, our net sales were $64.5 million and $90.2 million, respectively, and our net income was $3.3 million and $4.8 million, respectively.

As businesses of all sizes process larger quantities of data to communicate, transact and collaborate, their business processes are becoming more complex and their requirements for computing capacity are growing rapidly. Computing architectures are continuing to evolve to meet this rapidly growing demand for computing capacity. Businesses increasingly require solutions that provide flexibility and scalability in a cost effective manner, and are moving towards a modular and open system approach to create what are commonly referred to as “scale-out” computing architectures. Scale-out architectures enable businesses to add computing capacity incrementally without significantly disrupting existing systems thus reducing total cost of ownership.

Scale-out architectures provide significant benefits for many businesses. However, there are a wide range of circumstances in which businesses need more than just the incremental computing capacity that can be obtained by adding more general purpose servers as part of a scale-out deployment. In these circumstances, businesses seek application optimized solutions. For example:

•	Large Scalable Server Farms: Data centers seek to optimize industry standard components by architecting server systems that enable higher performance through enhanced processing or I/O, more efficient memory bandwidth utilization and greater capacity.

•	Businesses That Have Complex Computing Requirements: A broad range of industry segments with intensive information and image capture and processing requirements, including financial services, oil and gas exploration, and media and entertainment companies, require server solutions that are built with specific processing power and I/O capabilities that can maximize such processing in the most efficient manner.

•	Original Equipment Manufacturers (OEMs): To differentiate their products, OEMs require a broad selection of high performance, rapidly deployable server solutions that can be optimized for the specific applications of their end customers.

We believe the competitive advantages of our solutions include:

•	Flexible and Customizable Server Solutions: Our building block approach allows us to provide a broad range of SKUs, enabling us to build and deliver customized solutions based upon customers’ application requirements.

•	Rapid Time-to-Market: Our in-house design competencies and control of the design of many of the components used within our server systems enable us to rapidly develop, build and test server systems and components.

•	Improved Power Efficiency and Thermal Management: We offer many design innovations to optimize power consumption and manage heat dissipation, allowing our products to achieve a superior price-to-performance ratio while minimizing energy costs.

•	High Density Servers: We offer server systems with twice the density of conventional solutions. Density refers to the amount of space required for a server. By offering servers with higher density, our servers require less space, thereby allowing our customers to more efficiently deploy our server systems in scale-out configurations.

Our objective is to be the leading provider of application optimized, high performance server solutions worldwide. Key elements of our strategy include:

•	Maintain our Time-To-Market Advantage: We intend to maintain our time-to-market advantage by continuing our investment in our research and development efforts to rapidly develop new proprietary server solutions based on industry standard components. By being one of the first companies to offer servers incorporating latest generation microprocessors and other key standard components as they are introduced to the market, we are able to generate sales from customers eager to rapidly adopt latest generation technology as well as allow customers an early opportunity to evaluate our technology as they make new purchase decisions for next generation systems.

•	Expand our Product Offerings: We plan to increase the number of products we offer by delivering new products with improved power and thermal management capabilities, greater density and additional management software capabilities.

•	Further Develop Existing Markets and Expand into New Markets: We intend to strengthen our relationships with existing distribution and OEM partners and add new distributors and customers in order to expand our reach geographically, particularly in the Asia Pacific region and Europe.

•	Strengthen our Relationships with Suppliers and Manufacturers: We plan to continue leveraging our relationships with suppliers and contract manufacturers in order to maintain and improve our cost structure.

•	Deliver Advanced Blade Server Technology: To meet the emerging demand for blade servers, we are currently developing, and plan to introduce in the first half of calendar 2007, a high performance blade server solution, called Superblade. Blade servers are specifically designed for high density by sharing power, cooling, networking and other resources within a single server-rack enclosure, compared to standard servers which each require their own independent resources. By eliminating these repetitive components and locating them in one place, a greater number of blade servers can be used in a smaller physical area as compared to standard servers.

In pursuing our strategy, we face a number of challenges and are subject to risks and uncertainties which are discussed in more detail in the section of this prospectus entitled “Risk Factors.” The primary risks we face include:

•	fluctuating operating results;

•	dependence on the growth of the market for application optimized server solutions, which is new and evolving;

•	dependence on timely new technology introductions by suppliers of server related technology, such as Intel Corporation and Advanced Micro Devices;

•	our ability to develop and market new products; and

•	our ability to compete against some of the largest global technology vendors.

If we are unable to adequately address these and other challenges we face, our ability to grow our business will be negatively impacted.

We were incorporated in California in September 1993. We will reincorporate in Delaware prior to the completion of this offering. Our principal executive offices are located at 980 Rock Avenue, San Jose, CA 95131 and our telephone number is (408) 503-8000. Our website address is www.supermicro.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use a portion of the net proceeds that we receive from this offering to repay approximately $19.1 million of existing building loans. We intend to use the remaining net proceeds for working capital and general corporate purposes. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“SMCI”

The number of shares of common stock to be outstanding immediately after this offering is based on             shares of common stock outstanding as of September 30, 2006 and excludes the following:

•	7,111,274 shares of common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $2.78 per share at September 30, 2006, including options outstanding under our 1998 stock option plan; and

•	2,113,299 shares of common stock authorized for future issuance under our 1998 stock option plan at September 30, 2006.

Unless specifically stated otherwise, all information contained in this prospectus:

•	gives effect to our planned reincorporation in Delaware which will occur prior to the completion of this offering;

•	assumes that the underwriters do not exercise their option to purchase up to additional shares from us in this offering to cover over-allotments; and

•	gives effect to a for stock split of our outstanding common stock immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The consolidated statements of operations data for the fiscal years ended June 30, 2004, 2005 and 2006 have been derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three month periods ended September 30, 2005 and 2006, and the actual consolidated balance sheet data as of September 30, 2006, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Fiscal Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
	(in thousands, except per share data)
Consolidated Statements of Operations Data:(1)
Net sales	$167,065	$211,763	$302,541	$64,525	$90,187
Cost of sales	138,232	178,293	242,235	52,005	72,202

Gross profit	28,833	33,470	60,306	12,520	17,985
Operating expenses:
Research and development	8,513	10,609	15,814	3,253	4,937
Sales and marketing	8,439	7,197	9,363	2,252	2,357
General and administrative	5,074	5,380	6,931	1,545	2,603
Provision for (reversal of) litigation loss	—	(1,178)	575	—	(120)

Total operating expenses	22,026	22,008	32,683	7,050	9,777

Income from operations	6,807	11,462	27,623	5,470	8,208
Interest income	27	117	254	58	54
Interest expense	(771)	(867)	(1,257)	(243)	(327)
Other income, net	20	17	2	—	—

Interest and other income, net	(724)	(733)	(1,001)	(185)	(273)

Income before income tax provision	6,083	10,729	26,622	5,285	7,935
Income tax provision	1,229	3,639	9,675	1,942	3,126

Net income	$4,854	$7,090	$16,947	$3,343	$4,809

Net income per share
Basic	$0.44	$0.65	$1.54	$0.30	$0.43
Diluted	$0.35	$0.48	$1.06	$0.22	$0.30
Shares used in per share calculation
Basic	10,949	10,957	11,005	10,979	11,095
Diluted	14,031	14,721	15,923	15,028	16,107

(1) Includes charges for stock-based compensation:
Cost of sales	$17	$40	$102	$14	$16
Research and development	81	180	441	84	120
Sales and marketing	48	63	236	42	53
General and administrative	56	142	317	48	68

The as adjusted column of the consolidated balance sheet data reflects the sale of             shares of our common stock offered by us at an assumed initial public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the repayment of approximately $19.1 million of building loans.

	As of September 30, 2006
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$17,050
Working capital	40,999
Total assets	159,969
Long-term obligations, net of current portion(2)	18,509
Total stockholders’ equity	52,877

(2)	Long-term obligations, net of $0.6 million current portion, includes $18.5 million of building loans, which we expect to repay with the net proceeds from this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Related to Our Business and Industry

Our recent significant growth makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

Although we have been operating since 1993, our revenues have grown substantially in recent periods, which makes it difficult to evaluate our current business and future prospects. You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing technology company in a very competitive market. These risks and difficulties include, but are not limited to, the risks identified in this section and in particular the following factors:

•	our focus on a single market, the market for application optimized server systems and components;

•	our increasing focus on the sales of server systems as compared to components;

•	the difficulties we face in managing rapid growth in personnel and operations;

•	the timing and success of new products and new technologies introduced by us and our competitors;

•	our ability to build brand awareness in a highly competitive market; and

•	our ability to market new and existing products on our own and with our partners.

We may not be able to successfully address any of these risks or others. Failure to do so adequately could seriously harm our business and cause our operating results to suffer.

Our quarterly operating results will likely fluctuate in the future, which could cause rapid declines in our stock price.

As our business continues to grow, we believe that our quarterly operating results will be subject to greater fluctuation due to various factors, many of which are beyond our control. Factors that may affect quarterly operating results in the future include:

•	our ability to attract new customers, retain existing customers and increase sales to such customers;

•	unpredictability of the timing and size of customer orders, since most of our customers purchase our products on a purchase order basis rather than pursuant to a long term contract;

•	fluctuations in availability and costs associated with materials needed to satisfy customer requirements;

•	variability of our margins based on the mix of server systems and components we sell;

•	variability of operating expenses as a percentage of net sales;

•	the timing of the introduction of new products by leading microprocessor vendors and other suppliers;

•	our ability to introduce new and innovative server solutions that appeal to our customers;

•	our ability to address technology issues as they arise, improve our products’ functionality and expand our product offerings;

•	changes in our product pricing policies, including those made in response to new product announcements and pricing changes of our competitors;

•	mix of whether customer purchases are of full systems or components and whether made directly or through indirect sales channels;

•	fluctuations based upon seasonality;

•	the rate of expansion, domestically and internationally;

•	the effectiveness of our sales force and the efforts of our distributors;

•	the effect of mergers and acquisitions among our competitors, suppliers or partners;

•	general economic conditions in our geographic markets; and

•	impact of regulatory changes on our cost of doing business.

Accordingly, it is difficult for us to accurately forecast our growth and results of operations on a quarterly basis. If we fail to meet expectations of investors or analysts, our stock price may fall rapidly and without notice. Furthermore, the fluctuation of quarterly operating results may render less meaningful period-to-period comparisons of our operating results, and you should not rely upon them as an indication of future performance.

If the demand for application optimized server solutions does not continue to develop as we anticipate, demand for our server solutions may not grow as we expect.

The success of our business depends on the continued adoption of application optimized server solutions by businesses for running their critical business applications. The market for application optimized server solutions has begun to develop in recent years. As the market for general purpose servers has grown and matured, leading general purpose server vendors have focused on providing a limited range of models that could be mass produced, thereby creating an opportunity for the development of a market focused on more application optimized servers. This new market has been marked by frequent introductions of new technologies and products. Many of these technologies and products have not yet gained, and may not gain, significant customer acceptance. We expect to devote significant resources to identifying new market trends and developing products to meet anticipated customer demand for application optimized server solutions. Ultimately, however, customers may not purchase application optimized server solutions and instead select general purpose lower-cost servers and components. We are also part of a broader market for server solutions and demand for these server solutions may decline or fail to grow as we expect. Accordingly, we can not assure you that demand for the type of server solutions we offer and plan to offer will continue to develop as we anticipate, or at all.

Our future financial performance will depend on the timely introduction and widespread acceptance of new server solutions and increased functionality of our existing server solutions.

Our future financial performance will depend on our ability to meet customer specifications and requirements by enhancing our current server solutions and developing server solutions with new and better functionality. For example, we are spending a material portion of our research and development budget on the development of blade server systems, which we expect to introduce during the first half of calendar 2007. The success of new features and new server solutions depends on several factors, including their timely introduction and market acceptance. We may not be successful in developing enhancements or new server solutions, or in timely bringing them to market. Customers may also defer purchases of our existing products pending the introduction of anticipated new products. If our new server solutions are not competitive with solutions offered by other vendors, we may not be perceived as a technology leader and could miss market opportunities. If we are unable to enhance the functionality of our server solutions or introduce new server solutions which achieve widespread market acceptance, our reputation will be damaged, the value of our brand will diminish, and our business will suffer. In addition, uncertainties about the timing and nature of new features and products could result in increases in our research and development expenses with no assurance of future sales.

We may not be able to successfully manage our planned growth and expansion.

We are pursuing new customers and expanding our product offerings to grow our business rapidly. In connection with this growth, we expect that our annual operating expenses will increase significantly during the foreseeable future as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and strengthen customer service and support resources for our customers. Our failure to expand operational and financial systems timely or efficiently could result in additional operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of SKUs, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results.

Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

The market in which we participate is highly competitive, and if we do not compete effectively, we may not be able to increase our market penetration, grow our net sales or improve our gross margins.

The market for server solutions is intensely competitive and rapidly changing. Barriers to entry in our market are relatively low and we expect increased challenges from existing as well as new competitors. Some of our principal competitors offer server solutions at a lower price, which has resulted in pricing pressures on sales of our server solutions. We expect further downward pricing pressure from our competitors and expect that we will have to price some of our server solutions aggressively to increase our market share with respect to those products. If we are unable to maintain the margins on our server solutions, our operating results could be negatively impacted. In addition, if we do not develop new innovative server solutions, or enhance the reliability, performance, efficiency and other features of our existing server solutions, our customers may turn to our competitors for alternatives. In addition, pricing pressures and increased competition generally may also result in reduced sales, lower margins or the failure of our products to achieve or maintain widespread market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our principal competitors include global technology companies such as Dell, Inc., Hewlett-Packard Company, International Business Machines Corporation and Intel. In addition, we also compete with a number of smaller vendors who also sell application optimized servers, such as Rackable Systems, Inc., and original design manufacturers, or ODMs, such as Quanta Computer Incorporated. ODMs sell server solutions marketed or sold under a third party brand.

Many of our competitors enjoy substantial competitive advantages, such as:

•	greater name recognition and deeper market penetration;

•	longer operating histories;

•	larger sales and marketing organizations and research and development teams and budgets;

•	more established relationships with customers, contract manufacturers and suppliers and better channels to reach larger customer bases;

•	larger customer service and support organizations with greater geographic scope;

•	a broader and more diversified array of products and services; and

•	substantially greater financial, technical and other resources.

As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Furthermore, because of these advantages, even if our application optimized server solutions are more effective than the products that our competitors offer, potential customers might accept competitive products in lieu of purchasing our products. The challenges we face from larger competitors will become even greater if consolidation or collaboration between or among our competitors occurs in our industry. For all of these reasons, we may not be able to compete successfully against our current or future competitors, and if we do not compete effectively, our ability to increase our net sales may be impaired.

Our sales cycle is lengthy and expensive, and could adversely affect the amount, timing and predictability of future net sales.

Our end customers generally need three to six months after an initial contact to make a final purchase decision with respect to our products. As customers weigh their purchase options, we may expend significant resources in pursuit of a sale that may ultimately fail to close. We have little control over our customers’ budget cycles and approval processes, or the strength of competitors’ relationships with our potential customers, all of which could adversely affect our sales efforts. The introduction of new products and product enhancements may lengthen our sales cycle as customers defer a decision on purchasing existing products and evaluate our new products. If we are unsuccessful in closing sales after expending significant resources, our net sales and operating expenses will be adversely affected.

As we increasingly target larger customers, our customer base may become less diversified, our cost of sales may increase, and our sales may be less predictable.

We expect that selling our server solutions to larger customers will create new challenges. No one customer represented 10% or more of our revenues for fiscal years 2005 and 2006 or the three months ended September 30, 2005 and 2006. However, if certain customers buy our products in greater volumes, and their business becomes a larger percentage of our net sales, we may grow increasingly dependent on those customers to maintain our growth. If our largest customers do not purchase our products at the levels or in the timeframes that we expect, our ability to maintain or grow our net sales will be adversely affected.

Additionally, as we and our distribution partners focus increasingly on selling to larger customers and attracting larger orders, we expect greater costs of sales. Our sales cycle may become longer and more expensive, as larger customers typically spend more time negotiating contracts than smaller customers. In addition, larger customers often seek to gain greater pricing concessions, as well as greater levels of support in the implementation and use of our server solutions. These factors can result in lower margins for our products.

Increased sales to larger companies may also cause fluctuations in results of operations. A larger customer may seek to fulfill all or substantially all of its requirements in a single order, and not make another purchase for a significant period of time. Accordingly, a significant increase in revenue during the period in which we recognize the revenue from the sale may be followed by a period of time during which the customer purchases none or few of our products. A significant decline in net sales in periods following a significant order could adversely affect our stock price.

We must work closely with our suppliers to make timely new product introductions.

We rely on our close working relationships with our suppliers, including Intel and AMD, to anticipate and deliver new products on a timely basis when new generation materials and core components are made available.

Intel and AMD are the only suppliers of the microprocessors we use in our server systems. If we are not able to maintain our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to quickly offer advanced technology and product innovations to our customers would be impaired. We have no long term agreements that obligate our suppliers to continue to work with us or to supply us with products.

Our suppliers’ failure to improve the functionality and performance of materials and core components for our products may impair or delay our ability to deliver innovative products to our customers.

We need our material and core component suppliers, such as Intel and AMD, to provide us with core components that are innovative, reliable and attractive to our customers. Due to the pace of innovation in our industry, many of our customers may delay or reduce purchase decisions until they believe that they are receiving best of breed products that will not be rendered obsolete by an impending technological development. Accordingly, demand for new server systems that incorporate new products and features is significantly impacted by our suppliers’ new product introduction schedules and the functionality, performance and reliability of those new products. If our materials and core component suppliers fail to deliver new and improved materials and core components for our products, we may not be able to satisfy customer demand for our products in a timely manner, or at all. If our suppliers’ components do not function properly, we may incur additional costs and our relationships with our customers may be adversely affected.

As our business grows, we expect that we may be exposed to greater customer credit risks.

Historically, we have offered limited credit terms to our customers. As our customer base expands, as our orders increase in size, and as we obtain more direct customers, we expect to offer increased credit terms and flexible payment programs to our customers. Doing so may subject us to increased credit risk, higher accounts receivable with larger days outstanding, and increases in charges or reserves, which could have a material adverse effect on our business, results of operations and financial condition.

Our ability to develop our brand is critical to our ability to grow.

We believe that acceptance of our server solutions by an expanding customer base depends in large part on increasing awareness of the Supermicro brand and that brand recognition will be even more important as competition in our market develops. In particular, we expect an increasing proportion of our sales to come from sales of server systems, the sales of which we believe may be particularly impacted by brand strength. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to develop reliable and useful products at competitive prices. To date, we have not devoted significant resources to building our brand, and have limited experience in increasing customer awareness of our brand. Our future brand promotion activities, including any expansion of our cooperative marketing programs with strategic partners, may involve significant expense and may not generate desired levels of increased revenue, and even if such activities generate some increased revenue, such increased revenue may not offset the expenses we incurred in endeavoring to build our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in our attempts to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and as a result our operating results and financial condition could suffer.

We principally rely on indirect sales channels for the sale and distribution of our products and any disruption in these channels could adversely affect our sales.

Historically, a substantial majority of our revenues have resulted from sales of our server solutions through third party distributors and resellers. For fiscal year 2006 and the three months ended September 30, 2006, approximately 73.4% and 69.7%, respectively, of our net sales were derived from sales to third party resellers and distributors. We depend on our distributors to assist us in promoting market acceptance of our products and anticipate that a majority of our revenues will continue to result from sales through indirect channels. To maintain and potentially increase our revenue and profitability, we will have to successfully preserve and expand our existing distribution relationships as well as develop new distribution relationships. Our distributors also sell products offered by our competitors and may elect to focus their efforts on these sales. If our competitors offer our distributors more favorable terms or have more products available to meet the needs of their customers, or utilize the leverage of broader product lines sold through the distributors, those distributors may de-emphasize or decline to carry our products. In addition, our distributors’ order decision-making process is complex and involves several factors, including end customer demand, warehouse allocation and marketing resources, which can make it difficult to accurately predict total sales for the quarter until late in the quarter. We also do not control the pricing or discounts offered by distributors to end customers. To maintain our participation in distributors’ marketing programs, in the past we have provided promotional goods or made short-term pricing concessions. The discontinuation of promotional goods or pricing concessions could have a negative effect on our business. Our distributors could also modify their business practices, such as payment terms, inventory levels or order patterns. If we are unable to maintain successful relationships with distributors or expand our distribution channels or we experience unexpected changes in payment terms, inventory levels or other practices by our distributors, our business will suffer.

We may be unable to accurately predict future sales through our distributors, which could harm our ability to efficiently manage our resources to match market demand.

Since a significant portion of our sales are made through domestic and international distributors, our financial results, quarterly product sales, trends and comparisons are affected by fluctuations in the buying patterns of end customers and our distributors, and by the changes in inventory levels of our products held by these distributors. We generally record revenue based upon a “sell-in” model which means that we generally record revenue upon shipment to our distributors. For more information regarding our revenue recognition policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.” While we attempt to assist our distributors in maintaining targeted stocking level of our products, we may not consistently be accurate or successful. This process involves the exercise of judgment and use of assumptions as to future uncertainties including end customer demand. Our distributors also have various rights to return products which could, among other things, result in our having to repurchase inventory which has declined in value or is obsolete. Consequently, actual results could differ from our estimates. Inventory levels of our products held by our distributors may exceed or fall below the levels we consider desirable on a going-forward basis. This could adversely affect our distributors or our ability to efficiently manage or invest in internal resources, such as manufacturing and shipping capacity, to meet the demand for our products.

If we are required to change the timing of our revenue recognition, our net sales and net income could decrease.

We currently record revenue based upon a “sell-in” model with revenues generally recorded upon shipment of products to our distributors. This is in contrast to a “sell-through” model pursuant to which revenues are generally recognized upon sale of products by distributors to their customers. This requires that we maintain a reserve to cover the estimated costs of any returns or exercises of stock rotation rights, which we estimate primarily based on our historical experience. If facts and circumstances change such that the rate of returns of our products exceeds our historical experience, we may have to increase our reserve, which, in turn, would cause our revenue to decline. Similarly, if facts and circumstances change such that we are no longer able to determine reasonable estimates of our sales returns, we would be required to defer our revenue recognition until the point of sale from the distributors to their customers. Any such change may negatively impact our net sales or net income for particular periods and cause a decline in our stock price. For additional information regarding our revenue recognition policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

The average selling prices for our existing server solutions are subject to decline if customers do not continue to purchase our latest generation products, which could harm our results of operations.

As with most electronics based products, average selling prices of servers typically are highest at the time of introduction of new products, which utilize the latest technology, and tend to decrease over time as such products become commoditized and are ultimately replaced by even newer generation products. We have not been impacted by this phenomena to any material extent to date because most of our sales are generated from our most recently introduced products which have not yet become commoditized and therefore are not yet subject to the pressure of rapidly declining average selling prices. However, as our business continues to grow, we may increasingly be subject to this industry risk. We cannot predict the timing or amount of any decline in the average selling prices of our server solutions that we may experience in the future. In some instances, our agreements with our distributors limit our ability to reduce prices unless we make such price reductions available to them, or price protect their inventory. If we are unable to decrease per unit manufacturing costs faster than the rate at which average selling prices continue to decline, our business, financial condition and results of operations will be harmed.

Our cost structure and ability to deliver server solutions to customers in a timely manner may be adversely affected by volatility of the market for core components and materials for our products.

Prices of materials and core components utilized in the manufacture of our server solutions, such as serverboards, chassis and central processing units, or CPUs, represent a significant portion of our cost of sales. We generally do not enter into long-term supply contracts for these materials and core components, but instead purchase these materials and components on a purchase order basis. Prices of these core components and materials are volatile, and, as a result, it is difficult to predict expense levels and operating results. In addition, if our business growth renders it necessary or appropriate to transition to longer term contracts with materials and core component suppliers, our costs may increase and our gross margins could correspondingly decrease.

Because we often acquire materials and core components on an as needed basis, we may be limited in our ability to effectively and efficiently respond to customer orders because of the then-current availability or the terms and pricing of materials and core components. Our industry has experienced materials shortages and delivery delays in the past, and we may experience shortages or delays of critical materials in the future. From time to time, we have been forced to delay the introduction of certain of our products or the fulfillment of customer orders as a result of shortages of materials and core components. If shortages or delays arise, the prices of these materials and core components may increase or the materials and core components may not be available at all. In addition, in the event of shortages, some of our larger competitors may have greater abilities to obtain materials and core components due to their larger purchasing power. We may not be able to secure enough core components or materials at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business and financial results.

We may lose sales or incur unexpected expenses relating to insufficient, excess or obsolete inventory.

As a result of our strategy to provide greater choice and customization of our products to our customers, we are required to maintain a high level of inventory. If we fail to maintain sufficient inventory, we may not be able to meet demand for our products on a timely basis, and our sales may suffer. If we overestimate customer demand for our products, we could experience excess inventory of our products and be unable to sell those products at a reasonable price, or at all. Additionally, the rapid pace of innovation in our industry could render significant portions of our existing inventory obsolete. Certain of our distributors and OEMs have rights to return products, limited to purchases over a specified period of time, generally within 60 to 90 days of the purchase, or to products in the distributor’s or OEM’s inventory at certain times, such as termination of the agreement or product obsolescence. Any returns under these arrangements could result in additional obsolete inventory. In addition, server systems and components that have been customized and later returned by those of our customers and partners who have return rights or stock rotation rights may be unusable for other purposes or may require reformation at additional cost to be made ready for sale to other customers. Excess or obsolete inventory levels for these or other reasons could result in unexpected expenses or increases in our reserves against potential future charges which would adversely affect our business and financial results. During fiscal years 2004, 2005 and 2006, and the three months ended September 30, 2005 and 2006, we recorded inventory write-downs charged to cost of sales of $2.0 million, $1.4 million, $2.9 million, $0.6 million and $1.2 million, respectively, for excess and obsolete inventory. For additional information regarding customer return rights, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition.”

Our focus on internal development and customizable server solutions could delay our introduction of new products and result in increased costs.

Our strategy is to rely to a significant degree on internally developed components, even when third party components may be available. We believe this allows us to develop products with a greater range of features and functionality and allows us to develop solutions that are more customized to customer needs. However, if not properly managed, this reliance on internally developed components may be more costly than use of third party components, thereby making our products less price competitive or reducing our margins. In addition, our reliance on internal development may lead to delays in the introduction of new products and impair our ability to introduce products rapidly to market. We may also experience increases in our inventory costs and obsolete inventory, thereby reducing our margins.

Our research and development expenditures, as a percentage of our total revenues, are considerably higher than many of our competitors and our earnings will depend upon maintaining revenues and margins that offset these expenditures.

Our strategy is to focus on being consistently rapid-to-market with flexible and customizable server systems that take advantage of our own internal development and the latest technologies offered by microprocessor manufacturers and other component vendors. Consistent with this strategy, we spend higher amounts, as a percentage of revenues, on research and development costs than many of our competitors. If we can not sell our products in sufficient volume and with adequate gross margins to compensate for such investment in research and development, our earnings may be materially and adversely affected.

If our limited number of contract manufacturers or suppliers of materials and core components fail to meet our requirements, we may be unable to meet customer demand for our products, which could decrease our revenues and earnings.

We purchase many sophisticated materials and core components from one or a limited number of qualified suppliers and rely on a limited number of contract manufacturers to provide value added design, manufacturing, assembly and test services. We generally do not have long-term agreements with these vendors, and instead obtain key materials and services through purchase order arrangements. We have no contractual assurances from any contract manufacturer that adequate capacity will be available to us to meet future demand for our products.

Consequently, we are vulnerable to any disruptions in supply with respect to the materials and core components provided by limited-source suppliers, and we are at risk of being harmed by discontinuations of design, manufacturing, assembly or testing services from our contract manufacturers. We have occasionally experienced delivery delays from our suppliers and contract manufacturers because of high industry demand or because of inability to meet our quality or delivery requirements. For example, in the quarter ended September 30, 2006, we experienced delays in the delivery of printed circuit board material as a result of the loss of two of our five printer circuit board vendors. This delay adversely affected our net sales for the quarter. If our relationships with our suppliers and contract manufactures are negatively impacted by late payments or other issues, we may not receive timely delivery of materials and core components. If we were to lose any of our current supply or contract manufacturing relationships, the process of identifying and qualifying a new supplier or contract manufacturer who will meet our quality and delivery requirements, and who will appropriately safeguard our intellectual property, may require a significant investment of time and resources, adversely affecting our ability to satisfy customer purchase orders and delaying our ability to rapidly introduce new products to market. Similarly, if any of our suppliers were to cancel or materially change contracts or commitments to us or fail to meet the quality or delivery requirements needed to satisfy customer demand for our products, our reputation and relationships with customers could be damaged. We could lose orders, be unable to develop or sell some products cost-effectively or on a timely basis, if at all, and have significantly decreased revenues, margins and earnings, which would have a material adverse effect on our business.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products.

Our server solutions are critical to our customers’ business operations. Our customers require our server solutions to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, in 2000, a vendor provided us with a defective capacitor that failed under certain heavy use applications. As a result, our product needed to be repaired. Though the vendor agreed to pay for a large percentage of the costs of the repairs, we incurred costs in connection with the recall and diverted resources from other projects.

New flaws or limitations in our server solutions may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers’ businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming server solutions, request remedial action, terminate contracts for untimely delivery, or elect not to order additional server solutions. Additionally, customers may make warranty claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or subject us to the expense and risk of litigation. We may incur expense in recalling, refurbishing or repairing defective server solutions. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. For all of these reasons, customer dissatisfaction with the quality of our products could substantially impair our ability to grow our business.

Conflicts of interest may arise between us and Ablecom Technology Inc., Adaptec, Inc. or Tatung Company, three of our major contract manufacturers, and those conflicts may adversely affect our operations.

We use Ablecom Technology, a related party, for contract design and manufacturing coordination support. We work with Ablecom to optimize modular designs for our chassis and certain of other components. In fiscal year 2006 and three months ended September 30, 2006, we purchased products from Ablecom in the aggregate amount of approximately $75.7 million and $24.4 million, respectively. Ablecom is a private Taiwan-based company, for which we are its largest customer.

Steve Liang, Ablecom’s Chief Executive Officer and largest shareholder, is the brother of Charles Liang, our President, Chief Executive Officer and Chairman of the Board. Charles Liang, and his spouse, Chiu-Chu (Sara) Liu Liang, our Vice President of Operations, Treasurer and director, jointly own approximately 30.7% of Ablecom’s outstanding common stock. Charles Liang served as a director of Ablecom during our fiscal 2006, but is not currently serving in such capacity. In addition, Yih-Shyan (Wally) Liaw, our Vice President of International Sales and Secretary, and a director, and his wife jointly own approximately 5.2% of Ablecom’s outstanding common stock, and collectively, Mr. Charles Liang, Ms. Liang, Mr. Liaw, Mr. Steve Liang and relatives of these individuals own over 80% of Ablecom’s outstanding common stock. Mr. and Mrs. Liang, as directors, officers and significant stockholders, and Mr. Liaw, as an officer, director and significant stockholder, of the Company, have considerable influence over the management of our business relationships. Accordingly, we may be disadvantaged by their economic interests as stockholders of Ablecom and their personal relationship with Ablecom’s Chief Executive Officer. We may not negotiate or enforce contractual terms as aggressively with

Ablecom as we might with an unrelated party, and the commercial terms of our agreements may be less favorable than we might obtain in negotiations with third parties. If our business dealings with Ablecom are not as favorable to us as arms-length transactions, our results of operations may be harmed. Historically, transactions with Ablecom were not approved by an independent committee of our board of directors as we had no independent directors.

We use Tatung Company for contract manufacturing services. Tatung also purchases our server systems and components. Similarly, we purchase Adaptec drivers that are developed and configured for us, and concurrently sell our products to Adaptec. In fiscal year 2006 we purchased contract manufacturing services and products, respectively, from Tatung and Adaptec in the aggregate amount of approximately $14.4 million and $6.3 million, respectively, and sold products to Tatung and Adaptec in the aggregate amount of approximately $0.1 million and $3.5 million, respectively. For the three months ended September 30, 2006, we purchased contract manufacturing services and products from Tatung and products from Adaptec in the aggregate amount of approximately $6.4 million and $2.9 million, respectively, and sold products to Tatung and Adaptec in the aggregate amount of approximately $0.2 million and $2.1 million, respectively. Since Tatung and Adaptec are both customers and vendors, the terms and conditions of our business agreements with them may not be as favorable, individually or in aggregate, as we may be able to receive from unrelated third parties, and we may not as strongly enforce our rights under these agreements. In addition, if a dispute were to arise under our agreement to sell our products to Tatung or Adaptec, the dispute could lead to disruption or termination of the provision of services or products by them to us. This could compromise our ability to satisfy customer orders on a timely basis, if at all, or we may incur significant costs in establishing an agreement with a new vendor, the terms of which may not be as favorable as those in our agreements with Tatung and Adaptec. In that event, our revenues, margins and earnings could suffer. At the same time, if a dispute were to arise under our agreement to purchase contract manufacturing services or products from Tatung or Adaptec, the dispute may cause them to reduce or terminate their purchases of our products, thereby reducing our revenues.

In addition, our relationships with Ablecom and Tatung, who are stockholders as well as providers of contract manufacturing services, could be adversely affected by declines in our stock price or divestments by Ablecom or Tatung of their shares of our common stock. Steve Liang, Ablecom’s Chief Executive Officer, and Tatung held approximately 4.5% and 9.0%, respectively, of our outstanding common stock prior to the completion of this offering. If the value of the shares that Steve Liang or Tatung holds should decline, by decrease in our stock price or by disposition of the shares, Ablecom, because Steve Liang has considerable influence over Ablecom’s commercial agreements, or Tatung may not be willing to give us terms and conditions for contract manufacturing services that are as favorable as those in our existing contracts. Likewise, if Steve Liang ceases to have significant influence over Ablecom, or if those of our stockholders who hold shares of Ablecom cease to hold a majority of the outstanding shares of Ablecom, the terms and conditions of our agreements with Ablecom may not be as favorable as those in our existing contracts. As a result, our costs could increase and adversely affect our margins and results of operations.

For more information regarding our relationships with Ablecom and Tatung, see “Certain Relationships and Related Party Transactions.”

We are increasing our reliance on Ablecom and could be subject to risks associated with greater reliance on a limited source of contract manufacturing services and inventory warehousing.

We plan to expand our warehousing capacity and our manufacturing relationship with Ablecom in China. Ablecom is transferring operations from Taiwan to a larger facility in China. In addition to providing a larger volume of contract manufacturing services for us, Ablecom will warehouse for us an increasing number of components and subassemblies manufactured by multiple suppliers prior to shipment to our facilities in the U.S. and Europe. We also anticipate that we will continue to lease office space from Ablecom in Taiwan to support the research and development efforts we are undertaking.

If we or Ablecom fail to manage the transition of contract manufacturing services and warehouse operations to China, we may experience delays in our ability to fulfill customer orders. Similarly, if Ablecom’s facility in

China is subject to damage, destruction or other disruptions, our inventory may be damaged or destroyed, and we may be unable to find adequate alternative providers of contract manufacturing services in the time that we or our customers require. We could lose orders and be unable to develop or sell some products cost-effectively or on a timely basis, if at all.

Currently, we purchase contract manufacturing services primarily for our chassis and power supply products from Ablecom. If our commercial relationship with Ablecom were to deteriorate or terminate, establishing direct relationships with those entities supplying Ablecom with key materials for our products or identifying and negotiating agreements with alternative providers of warehouse and contract manufacturing services might take a considerable amount of time and require a significant investment of resources. We may not be able to establish business arrangements that are, individually or in the aggregate, as favorable as the terms and conditions we have established with Ablecom. If any of these things should occur, our revenues, margins and earnings could significantly decrease, which would have a material adverse effect on our business.

We are increasing our operations in China and could be subject to risks of doing business in the region.

We intend to increase our business operations in Asia, and particularly in China. As a result, our exposure to the business risks presented by the economies and regulatory environments of Asia will increase. For example, the validity, enforceability and scope of protection of intellectual property is uncertain and evolving in China, and our intellectual property rights may not be protected under the laws of China to the same extent as under laws of the United States. If our intellectual property is misappropriated, we may experience unfair competition and declining sales or be forced to incur increased costs of enforcing our intellectual property rights, both of which would adversely affect our revenues, gross margins and results of operations.

Our growth into markets outside the United States exposes us to risks inherent in international business operations.

We market and sell our systems and components both domestically and outside the United States. We intend to expand our international sales efforts, especially into Asia, but our international expansion efforts may not be successful. Our international operations expose us to risks and challenges that we would otherwise not face if we conducted our business only in the United States, such as:

•	heightened price sensitivity from customers in emerging markets;

•	our ability to establish local manufacturing, support and service functions, and to form channel relationships with resellers in non-U.S. markets;

•	localization of our systems and components, including translation into foreign languages and the associated expenses;

•	compliance with multiple, conflicting and changing governmental laws and regulations;

•	foreign currency fluctuations;

•	limited visibility into sales of our products by our distributors;

•	laws favoring local competitors;

•	weaker legal protections of intellectual property rights and mechanisms for enforcing those rights;

•	market disruptions created by public health crises in regions outside the U.S., such as Avian flu, SARS and other diseases;

•	difficulties in staffing and managing foreign operations, including challenges presented by relationships with workers’ councils and labor unions; and

•	changing regional economic and political conditions.

These factors could limit our future international sales or otherwise adversely impact our operations.

We have recently entered into plea and settlement agreements with the government relating to violations of export control and economic sanctions laws that occurred during the 2001 to 2003 timeframe; if we fail to comply with laws and regulations restricting dealings with sanctioned countries, we may be subject to future civil or criminal penalties, which may have a material adverse effect on our business or ability to do business outside the U.S.

In 2004, we received subpoenas from the Bureau of Industry and Security of the Department of Commerce, or BIS, with respect to our relationship with a distributor and transactions involving the sale and resale of products to Iran that occurred prior to 2004. After receiving the first subpoena, we retained special export control counsel, conducted an internal investigation into these matters and terminated our relationship with the distributor in question. We also instituted a new export compliance program, which program we continue to develop and implement. The U.S. Department of Justice and Office of Foreign Assets Control of the Department of Treasury, or OFAC, also initiated investigations regarding these matters.

In September 2006, we entered into an agreement with the U.S. Department of Justice pursuant to which we agreed to plead guilty to one count of violating federal export regulations by shipping 300 motherboards to Dubai, UAE, with knowledge that they would be transshipped to Iran. We agreed to pay a $150,000 fine. The plea agreement has been approved by the U.S. District Court. We have also entered into a settlement agreement with BIS with respect to alleged violations of the Export Administration Regulations pursuant to which we agreed to pay a fine of approximately $125,000. We were charged by BIS with twelve violations of the Export Administration Regulations. Six of these violations involved the shipment of server systems and components without required government authorization through a distributor to end customers in Iran. Three of these violations involved allegations that shipments took place when we knew or had reason to know that the transactions would constitute a violation of the applicable regulations. Three involved claims that we made false declarations on shipping documents, stating that no license was required for the export of the products when in fact a government license was required. BIS has also issued a proposed charging letter to one of our employees who served as an international sales team leader at the time of the transactions in question. This individual continues to be employed by us; however, the individual no longer works in an international sales function. Potential civil charges against this employee have not been resolved by our settlement with BIS. Finally, we have entered into a settlement agreement with OFAC relating to 21 alleged violations of U.S. sanctions laws. Pursuant to this agreement, we have paid a fine of $179,000. We believe that all issues with respect to the matters under investigation have been resolved as to the Company.

We believe we are currently in compliance in all material respects with applicable export related laws and regulations. However, if our export compliance program is not effective, or if we are subject to any future claims regarding violation of export control and economic sanctions laws, we could be subject to civil or criminal penalties, which could lead to a material fine or other sanctions, including loss of export privileges, that may have a material adverse effect on our business, financial condition, results of operation and future prospects. In addition, these plea and settlement agreements and any future violations could have an adverse impact on our ability to sell our products to U.S. federal, state and local government and related entities.

Any failure to protect our intellectual property rights, trade secrets and technical know-how, could impair our brand and our competitiveness.

Our ability to prevent competitors from gaining access to our technology is essential to our success. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Trademark, patent, copyright and trade secret laws in the United States and other jurisdictions as well as our internal confidentiality procedures and contractual provisions are the core of our efforts to protect our proprietary technology and our brand. Our patents and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation, and we may initiate claims or litigation against third parties for infringement of our proprietary rights. Such administrative proceedings and litigation are inherently uncertain and divert resources that could be put towards other business priorities. We may not be able to obtain a favorable outcome and may spend considerable resources in our efforts to defend and protect our intellectual property.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate.

Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property and using our technology for their competitive advantage. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition.

Resolution of claims that we have violated or may violate the intellectual property rights of others could require us to indemnify our customers, resellers or vendors, redesign our products, or pay significant royalties to third parties, and materially harm our business.

Our industry is marked by a large number of patents, copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violation of intellectual property rights. At any time, a third party may assert that our technology or products violates such party’s intellectual property rights. For example, we are presently subject to a lawsuit filed on September 2, 2005 by Rackable Systems, Inc. alleging that one of our product families infringes two United States patents that relate to computers with front mounted I/O connectors and back-to-back placement of rack mounted computers. In its complaint, Rackable seeks compensatory damages, treble damages for willful infringement, interest, attorneys’ fees and injunctive relief. On September 8, 2006, the parties presented a tutorial to the court summarizing the technology involved in the case, the nature of the inventions of the patents, and background prior art. A “Markman” hearing was held on October 4, 2006 at which the Court made certain determinations regarding the scope and validity of the patent claims. The case remains in pre-trial motions and discovery. We are vigorously defending the suit. Successful intellectual property claims against us from Rackable or others could result in significant financial liability or prevent us from operating our business or portions of our business as we currently conduct it or as we may later conduct it. In addition, resolution of claims may require us to redesign our technology, to obtain licenses to use intellectual property belonging to third parties, which we may not be able to obtain on reasonable terms, to cease using the technology covered by those rights, and to indemnify our customers, resellers or vendors. Any claim, regardless of its merits, could be expensive and time consuming to defend against, and divert the attention of our technical and management resources.

If we lose Charles Liang, our President, Chief Executive Officer and Chairman, or any other key employee or are unable to attract additional key employees, we may not be able to implement our business strategy in a timely manner.

Our future success depends in large part upon the continued service of our executive management team and other key employees. In particular, Charles Liang, our President, Chief Executive Officer and Chairman of the Board, is critical to the overall management of our company as well as to the development of our culture and our strategic direction. Mr. Liang co-founded our company and has been our Chief Executive Officer since our inception. His experience in running our business and his personal involvement in key relationships with suppliers, customers and strategic partners are extremely valuable to our company. Additionally, we are particularly dependent on the continued service of our existing research and development personnel because of the complexity of our products and technologies. Our employment arrangements with our executives and employees do not require them to provide services to us for any specific length of time, and they can terminate their employment with us at any time, with or without notice, without penalty. The loss of services of any of these executives or of one or more other key members of our team could seriously harm our business.

To execute our growth plan, we must attract additional highly qualified personnel, including additional engineers and executive staff. Competition for qualified personnel is intense, especially in San Jose, where we are headquartered. We have experienced in the past and may continue to experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In particular, we are currently working to add personnel in our finance, accounting and general administration departments, which have historically had limited budgets and staffing. If we are unable to attract and integrate additional key employees in a manner that enables us to scale our business and operations effectively, or if we do not maintain competitive compensation policies to retain our employees, our ability to operate effectively and efficiently could be limited.

Our board and management team have a limited history of working together and may not be able to execute our business plan.

Two members of our Board joined our Board in August 2006. Howard Hideshima, our Chief Financial Officer, joined the Company in May 2006. We have also recently filled a number of positions in our finance and accounting staff. Accordingly, key personnel in our finance and accounting team have only recently assumed the duties and responsibilities they are now performing. Our Board members and key employees have worked together for only a limited period of time and have a limited track record of executing our business plan as a team. In addition, our executives have limited experience conducting business as a public company and fulfilling the increased legal, administrative and accounting obligations associated with being a public company. Accordingly, it is difficult to predict whether our directors and senior executives, individually and collectively, will be effective in managing our operations.

Any failure to adequately expand our sales force will impede our growth.

Though we expect to continue to rely primarily on third party distributors to sell our server solutions, we expect that, over time, our direct sales force will grow. Competition for direct sales personnel with the advanced sales skills and technical knowledge we need is intense. Our ability to grow our revenue in the future will depend, in large part, on our success in recruiting, training, retaining and successfully managing sufficient qualified direct sales personnel. New hires require significant training and may take six months or longer before they reach full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive sales personnel, sales of our server solutions will suffer.

Our direct sales efforts may create confusion for our end customers and harm our relationships with our distributors and OEMs.

Though our direct sales efforts have historically been limited and focused on customers who typically do not buy from distributors or OEMs, we expect our direct sales force to grow as our business grows. As our direct sales force becomes larger, our direct sales efforts may lead to conflicts with our distributors and OEMs, who may view our direct sales efforts as undermining their efforts to sell our products. If a distributor or OEM deems our direct sales efforts to be inappropriate, the distributor or OEM may not effectively market our products, may emphasize alternative products from competitors, or may seek to terminate our business relationship. Disruptions in our distribution channels could cause our revenues to decrease or fail to grow as expected. Our failure to implement an effective direct sales strategy that maintains and expands our relationships with our distributors and OEMs could lead to a decline in sales and adversely affect our results of operations.

Backlog does not provide a substantial portion of our net sales in any quarter.

Our revenues are difficult to forecast because we do not have sufficient backlog of unfilled orders to meet our quarterly net sales targets at the beginning of a quarter. Rather, a majority of our net sales in any quarter depend upon customer orders that we receive and fulfill in that quarter. Because our expense levels are based in part on our expectations as to future net sales and to a large extent are fixed in the short term, we might be unable to adjust spending in time to compensate for any shortfall in net sales. Accordingly, any significant shortfall of revenues in relation to our expectations would harm our operating results.

If the market for modular, open standard-based products does not continue to grow, opportunities to sell our products will be scarcer and our ability to grow would suffer.

The success of our business requires companies to commit to a modular, open standard-based server architecture instead of traditional proprietary and RISC/UNIX based servers. If enterprises do not adopt this open standard-based approach, the market for our products may not grow as we anticipate and our revenues would be adversely affected. Many prospective customers have invested significant financial and human resources in their existing systems, many of which are critical to their operations, and they may be reticent to overhaul their systems. Moreover, many of the server systems that we sell currently run on the Linux operating system, and are subject to the GNU General Public License. Pending litigation involving Linux and the GNU General Public License could be resolved in a manner that adversely affects Linux adoption in our industry and could materially harm our ability to sell our products based on the Linux operating system and the GNU General Public License. If the market for open standard-based modular technologies does not continue to develop for any reason, our ability to grow our business will be adversely affected.

Market demand for our products may decrease as a result of changes in general economic conditions, as well as incidents of terrorism, war and other social and political instability.

Our revenues and gross profit depend largely on general economic conditions and, in particular, the strength of demand for our server solutions in the markets in which we are doing business. From time to time, customers and potential customers have elected not to make purchases of our products due to reduced budgets and uncertainty about the future, and, in the case of distributors, declining demand from their customers for their solutions in which they integrate our products. Similarly, from time to time, acts of terrorism, in particular in the United States, have had a negative impact on information technology spending. High fuel prices and turmoil in the Middle East and elsewhere have increased uncertainty in the United States and our other markets. Should the current conflicts in the Middle East and in other parts of the world suppress economic activity in the United States or globally, our customers may delay or reduce their purchases on information technology, which would result in lower demand for our products and adversely affect our results of operations.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

In the future, we may acquire or make investments in companies, assets or technologies that we believe are complementary or strategic. We have not made any acquisitions or investments to date, and therefore our ability as an organization to make acquisitions or investments is unproven. If we decide to make an acquisition or investment, we face numerous risks, including:

•	difficulties in integrating operations, technologies, products and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of overpaying for or misjudging the strategic fit of an acquired company, asset or technology;

•	problems or liabilities stemming from defects of an acquired product or intellectual property litigation that may result from offering the acquired product in our markets;

•	challenges in retaining employees key to maximize the value of the acquisition or investment;

•	inability to generate sufficient return on investment;

•	incurrence of significant one-time write-offs; and

•	delays in customer purchases due to uncertainty.

If we proceed with an acquisition or investment, we may be required to use a considerable amount of our cash, including proceeds from this offering, or to finance the transaction through debt or equity securities offerings, which may decrease our financial liquidity or dilute our stockholders and affect the market price of our stock. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be harmed.

Maintaining and improving our financial controls and complying with rules and regulations applicable to public companies may be a significant burden on our management team and require considerable expenditures of our resources.

As a public company, we will incur additional legal, accounting and other expenses that we do not incur as a private company. The Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and The Nasdaq Marketplace Rules, or Nasdaq rules, will apply to us as a public company. Compliance with these rules and regulations will necessitate significant increases in our legal and financial budgets and may also strain our personnel, systems and resources.

The Exchange Act requires, among other things, filing of annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Satisfying these requirements involves a commitment of significant resources and management oversight. As a result of management’s efforts to comply with such requirements, other important business concerns may receive insufficient attention, which could have a material adverse effect on our business, financial condition and results of operations. Failure to meet certain of these regulatory requirements may also cause us to be delisted from the Nasdaq Global Market.

In addition, we are hiring and will continue to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge, which will increase our operating expenses in future periods.

We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our operations involve the use of hazardous and toxic materials, and we must comply with environmental laws and regulations, which can be expensive, and may affect our business and operating results.

We are subject to federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. If we were to violate or become liable under environmental laws in the future as a result of our inability to obtain permits, human error, accident, equipment failure or other causes, we could be subject to fines, costs, or civil or criminal sanctions, face third party property damage or personal injury claims or be required to incur substantial investigation or remediation costs, which could be material, or experience disruptions in our operations, any of which could have a material adverse effect on our business. In addition, environmental laws could become more stringent over time imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm our business.

We also face increasing complexity in our product design as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead and other hazardous substances applicable to specified electronic products placed on the market in the European Union (Restriction on the Use of Hazardous Substances Directive 2002/95/EC, also known as the RoHS Directive). We also expect that our operations will be affected by other new environmental laws and regulations on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws and regulations, they will likely result in additional costs, and could require that we change the design and/or manufacturing of our products, any of which could have a material adverse effect on our business.

Risks Related to this Offering

There is no existing market for our common stock, and we do not know if one will develop that will provide you with adequate liquidity.

Currently there is no public market for our common stock. Investor interest in us may not lead to the development of an active trading market. The initial public offering price for the shares will be negotiated between us and representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell our common stock at or above the initial public offering price.

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

Though our common stock has no prior trading history, the trading prices of technology company securities in general have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors, in addition to those outlined elsewhere in this prospectus, that may affect the trading price of our common stock include:

•	actual or anticipated variations in our operating results;

•	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	changes in recommendations by any securities analysts that elect to follow our common stock;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	the loss of a key customer;

•	the loss of key personnel;

•	technological advancements rendering our products less valuable;

•	lawsuits filed against us;

•	changes in operating performance and stock market valuations of other companies that sell similar products;

•	price and volume fluctuations in the overall stock market;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Future sales of shares by existing stockholders could cause our stock price to decline.

Attempts by existing stockholders to sell substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse could cause the trading price of our common stock to decline significantly. Based on shares outstanding as of September 30, 2006, upon completion of this offering, we will have outstanding             shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their collective sole discretion, permit our officers, directors, employees and current stockholders who are subject to a 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The lock-up is subject to extension under certain circumstances. For additional information, see “Shares Eligible for Future Sale—Lock-Up Agreements.”

After the lock-up agreements pertaining to this offering expire, an additional             shares will be eligible for sale in the public market, including             shares held by directors, executive officers and other affiliates, which will be subject to volume limitations under Rule 144 under the Securities Act. In addition,             shares subject to outstanding options and reserved for future issuance under our 1998 stock option plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. See “Shares Eligible for Future Sale” for more information regarding shares of our common stock that existing stockholders may sell after this offering.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The research and reports that industry or financial analysts publish about us or our business will likely have an effect on the trading price of our common stock. If an industry analyst decides not to cover our company, or if an industry analyst decides to cease covering our company at some point in the future, we could lose visibility in the market, which in turn could cause our stock price to decline. If an industry analyst downgrades our stock, our stock price would likely decline rapidly in response.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current five percent or greater stockholders and affiliated entities will together beneficially own approximately             percent of our common stock outstanding after this offering. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering. Though at this time we have not designated the net proceeds for specific projects, we expect to use the net proceeds from this offering for general corporate purposes, including working capital, and repayment of building loans. We may also use net proceeds for other purposes, including capital expenditures, and for possible investments in, or acquisitions of, complementary products or technologies, although we have no specific plans at this time to do so. Management may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock after this offering. Therefore, based on an assumed offering price of $             per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $             per share. If the underwriters exercise their over-allotment option, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution.

Provisions of our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Capital Stock.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based upon our current expectations and projections about future events and trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “would,” “could,” “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” the negative of these terms or other comparable terminology. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from those anticipated or implied in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We cannot guarantee future results, levels of activity, performance or achievements.

Information contained in this prospectus concerning our industry and the projected growth rate of the markets in which we participate is based on industry publications, surveys and forecasts generated by IDC and other sources. We have not independently verified their data.

USE OF PROCEEDS

At an assumed public offering price of $             per share, the mid-point of the initial public offering price range, we will receive $             from our sale of              shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds received by the selling stockholders from the sale of their shares. If the underwriters exercise their overallotment option in full, we estimate that we will receive $             in net proceeds.

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, and facilitate our future access to the public equity markets. We intend to use a portion of the net proceeds of this offering to pay off approximately $19.1 million of existing building loans, which bear interest rates ranging from 5.28% to 6.75% as of September 30, 2006 and will mature in 2021, 2025 and 2029, respectively. We intend to use the remaining net proceeds for working capital and general corporate purposes. We have no present intention to acquire any businesses, products or technologies. Pending use of the net proceeds of this offering, we intend to invest the funds in short-term, interest bearing, investment grade securities.

Except for amounts that will be used to repay outstanding building loans, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition. In addition, our ability to declare and pay dividends is substantially restricted under our credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2006 on:

•	an actual basis; and

•	an as adjusted basis giving effect to the sale of shares of common stock by us in this offering after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the repayment of approximately $19.1 million of building loans.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(in thousands)
	(unaudited)
Cash and cash equivalents	$17,050	$

Long term debt and capital lease obligations, net of current portion	$18,509	$

Stockholders’ equity:
Common stock, par value $0.001 per share; 20,000,000 shares authorized, 11,100,150 shares issued and outstanding, actual; 100,000,000 shares authorized shares issued and outstanding, as adjusted	10,511
Undesignated preferred stock, par value $0.001 per share; No shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, as adjusted
Deferred stock-based compensation	(2,237)
Retained earnings	44,603

Total stockholders’ equity	52,877		—

Total capitalization	$71,386		$—

The number of shares of common stock outstanding set forth in the table above excludes, as of September 30, 2006:

•	7,111,274 shares of common stock issuable upon exercise of options outstanding, including options outstanding under our 1998 stock option plan, at a weighted average exercise price of $2.78 per share; and

•	2,113,299 shares of common stock authorized for future issuance under our 1998 stock option plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering. The net tangible book value attributable to our common stock as of September 30, 2006 was $52.9 million, or $4.76 per share.

Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the net tangible book value attributable to our common stock, which is our total tangible assets less our total liabilities. After giving effect to the sale of common stock by us in this offering at an initial public offering price of $             per share and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, the adjusted net tangible book value attributable to our common stock as of September 30, 2006 would have been approximately $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to the holders of our existing common stock and an immediate dilution of $             per share to new investors purchasing shares of common stock at the initial public offering price.

Assumed initial public offering price per share		$

Net tangible book value per share as of September 30, 2006, before giving effect to this offering	$4.76

Increase in net tangible book value per share attributable to new investors purchasing shares in this offering

Net tangible book value per share after giving effect to this offering

Dilution in net tangible book value per share to new investors		$

If the underwriters exercise their option to purchase additional shares of common stock from us in full, the net tangible book value per share after giving effect to this offering would be $            per share, and the dilution in net tangible book value per share to investors in this offering would be $            per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our and net tangible book value, our net tangible book value per share after this offering and the dilution in net tangible book value per share to new investors by approximately $            million, $            and $            , respectively, or approximately $            million, $            and $            , respectively, if the underwriters exercise their option to purchase additional shares of common stock in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as of September 30, 2006, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors in this offering at an assumed initial public offering price of $            per share, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	11,100,150%		$5,575,747%			$0.50
New investors

Total		100%		$100%	$

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the number of shares of common stock held by existing stockholders would represent approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors would increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

The foregoing table assumes no exercise of stock options and              shares of our common stock to be sold by the selling stockholders in this offering. As of September 30, 2006, there were options outstanding to purchase 7,111,274 shares of common stock at a weighted average exercise price of $2.78 per share. To the extent outstanding options having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

We present below our selected consolidated financial data. The selected consolidated statements of operations data for each of the three years in the period ended June 30, 2006, and the selected consolidated balance sheet data as of June 30, 2005 and 2006, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended June 30, 2002 and 2003 and the selected consolidated balance sheet data as of June 30, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the three month periods ended September 30, 2005 and 2006, and the consolidated balance sheet data as of September 30, 2006, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of our management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Fiscal Years Ended June 30,					Three Months Ended September 30,
	2002	2003	2004	2005	2006	2005	2006
	(in thousands, except per share data)
Consolidated Statements of Operations Data:(1)
Net sales	$89,339	$137,161	$167,065	$211,763	$302,541	$64,525	$90,187
Cost of sales	75,354	113,853	138,232	178,293	242,235	52,005	72,202

Gross profit	13,985	23,308	28,833	33,470	60,306	12,520	17,985

Operating expenses:
Research and development	3,635	6,858	8,513	10,609	15,814	3,253	4,937
Sales and marketing	4,690	5,907	8,439	7,197	9,363	2,252	2,357
General and administrative	2,631	3,315	5,074	5,380	6,931	1,545	2,603
Provision for (reversal of) litigation loss	—	1,178	—	(1,178)	575	—	(120)

Total operating expenses	10,956	17,258	22,026	22,008	32,683	7,050	9,777

Income from operations	3,029	6,050	6,807	11,462	27,623	5,470	8,208
Interest income	—	28	27	117	254	58	54
Interest expense	(619)	(800)	(771)	(867)	(1,257)	(243)	(327)
Other income, net	220	95	20	17	2	—	—

Interest and other income, net	(399)	(677)	(724)	(733)	(1,001)	(185)	(273)

Income before income tax provision	2,630	5,373	6,083	10,729	26,622	5,285	7,935
Income tax provision	428	1,856	1,229	3,639	9,675	1,942	3,126

Net income	$2,202	$3,517	$4,854	$7,090	$16,947	$3,343	$4,809

Net income per share
Basic	$0.21	$0.32	$0.44	$0.65	$1.54	$0.30	$0.43
Diluted	$0.18	$0.27	$0.35	$0.48	$1.06	$0.22	$0.30
Shares used in per share calculation
Basic	10,662	10,857	10,949	10,957	11,005	10,979	11,095
Diluted	12,481	12,863	14,031	14,721	15,923	15,028	16,107
(1) Includes charges for stock-based compensation:
Cost of sales	$—	$—	$17	$40	$102	$14	$16
Research and development	—	—	81	180	441	84	120
Sales and marketing	—	—	48	63	236	42	53
General and administrative	—	—	56	142	317	48	68

	As of June 30,					As of September 30,
	2002	2003	2004	2005	2006	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,970	$6,357	$7,359	$11,170	$16,509	$17,050
Working capital	9,075	12,578	14,040	22,922	37,026	40,999
Total assets	40,136	50,796	72,347	89,662	131,001	159,969
Long-term obligations, net of current portion(2)	9,506	9,108	13,062	12,572	18,685	18,509
Total stockholders’ equity	12,854	16,418	21,568	29,127	47,767	52,877

(2)	As of September 30, 2006, $18.5 million of our long-term obligations, net of current portion were building loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

We design, develop, manufacture and sell application optimized, high performance server solutions based on an innovative, modular and open-standard x86 architecture. Our solutions include a range of complete server systems, as well as components which can be used by distributors, OEMs and end customers to assemble server systems. To date, we have generated the majority of our net sales from components. Since 2000, we have gradually shifted our focus and resources to designing, developing, manufacturing and selling application optimized server systems. In recent years our growth in net sales has been driven by the growth in the market for application optimized server systems. For fiscal years 2004, 2005 and 2006, and the three months ended September 30, 2005 and 2006, net sales of optimized servers were $51.2 million, $66.6 million, $104.5 million, $21.8 million, and $31.8 million, respectively, and net sales of serverboards and components were $115.9 million, $145.2 million, $198.1 million, $42.8 million and $58.4 million, respectively.

We commenced operations in 1993 and have been profitable every year since inception. For fiscal years 2004, 2005 and 2006, our net sales were $167.1 million, $211.8 million and $302.5 million, respectively, and our net income was $4.9 million, $7.1 million and $16.9 million, respectively. For the three months ended September 30, 2005 and 2006, our net sales were $64.5 million, and $90.2 million, respectively, and our net income was $3.3 million and $4.8 million, respectively.

We sell our server systems and components primarily through distributors and to a lesser extent to OEMs as well as through our direct sales force. For fiscal years 2004, 2005 and 2006, and the three months ended September 30, 2005 and 2006, we derived approximately 87%, 83%, 73%, 78% and 70%, respectively, of our net sales from products sold to distributors, and we derived approximately 13%, 17%, 27%, 22% and 30%, respectively, from sales to OEMs and to end customers. None of our customers accounted for 10% or more of our net sales in fiscal years 2004, 2005, 2006 or the three months ended September 30, 2005 or 2006. For fiscal year 2005, approximately 56% and 44% of our net sales were to customers in the United States and outside of the United States, respectively, compared to approximately 59% and 41%, respectively, in fiscal year 2006. For the three months ended September 30, 2005, approximately 57% and 43% of our net sales were from customers in the United States and outside the United States, respectively, compared to approximately 59% and 41%, respectively, for the three months ended September 30, 2006.

We perform the majority of our research and development efforts in-house. For fiscal years 2004, 2005, 2006 and the three months ended September 30, 2005 and 2006, research and development expenses represented approximately 5.1%, 5.0%, 5.2%, 5.0% and 5.4% of our net sales, respectively.

We use several suppliers and contract manufacturers to design and manufacture components in accordance with our specifications, with most final assembly and testing performed at our manufacturing facility in San Jose, California. This arrangement enables us to maintain our cost structure and to benefit from our suppliers’ and contract manufacturers’ research and development and economies of scale.

One of our key suppliers is Ablecom, which supplies us with contract design and manufacturing support. We plan to expand our warehousing capacity and our manufacturing relationship with Ablecom in China in an effort to reduce our cost of sales. Ablecom is expanding operations from Taiwan to a larger facility in China. In addition to providing a larger volume of contract manufacturing services for us, Ablecom will warehouse for us an increasing number of components and subassemblies manufactured by multiple suppliers prior to shipment to our facilities in the U.S. and Europe.

In order to continue to increase our net sales and profits, we believe that we must continue to develop flexible and customizable server solutions and be among the first to market with new features and products. We measure our financial success based on various indicators, including growth in revenues, gross profit as a percentage of net sales, operating income as a percentage of net sales, levels of inventory, and days sales outstanding, or DSOs. In connection with these efforts, we monitor daily and weekly sales and shipment reports. Among the key non-financial indicators of our success is our ability to rapidly introduce new products and deliver the latest application optimized server solutions. In this regard, we work closely with microprocessor and other component vendors to take advantage of new technologies as they are introduced. We also solicit input from our customers to understand their future needs as we design and develop our products.

Fiscal Year

Our fiscal year ends on June 30. References to fiscal year 2006, for example, refer to the fiscal year ended June 30, 2006.

Revenues and Expenses

Net sales.    Net sales consist of sales of our server solutions, including server systems and components. The main factors which impact our net sales are unit volumes shipped and average selling prices. The prices for server systems range widely depending upon the configuration, and the prices for our components vary based on the type of component. As with most electronics-based products, average selling prices typically are highest at the time of introduction of new products which utilize the latest technology and tend to decrease over time as such products mature in the market and are replaced by next generation products.

Cost of sales.    Cost of sales primarily consists of the costs to manufacture our products, including the costs of materials, contract manufacturing, shipping, personnel and related expenses, equipment and facility expenses, warranty costs and inventory write-offs. The primary factors that impact our cost of sales are the mix of products sold and cost of materials, which include raw material costs, shipping costs and salary and benefits related to production. We expect cost of sales to increase in absolute dollars in the future from an expected increase in net sales. Costs of sales as a percentage of net sales may increase over time if decreases in average selling prices are not offset by corresponding decreases in our costs. Our cost of sales, as a percentage of net sales, is generally lower on server systems than on components. Because we do not have long-term fixed supply agreements, our cost of sales is subject to change based on market conditions.

Research and development expenses.    Research and development expenses consist of the personnel and related expenses of our research and development teams, and materials and supplies, consulting services, third party testing services and equipment and facility expenses related to our research and development activities. All research and development costs are expensed as incurred. We expect that research and development expenses will continue to increase in absolute dollars in the future as we increase our investment in developing new products and adding new features in current products, but such expenditures may fluctuate as a percentage of net sales.

Sales and marketing expenses.    Sales and marketing expenses consist primarily of salaries and commissions for our sales and marketing personnel, costs for tradeshows, independent sales representative fees and marketing programs. From time to time, we receive cooperative marketing funding from certain suppliers. Under these programs, we are reimbursed for certain marketing costs that we incur as part of the joint promotion of our products and those of our suppliers. These amounts offset a portion of the related expenses and have the effect of reducing our reported sales and marketing expenses. Similarly, we from time to time offer our distributors cooperative marketing funding which has the effect of increasing our expenses. The timing, magnitude and estimated usage of our programs and those of our suppliers can result in significant variations in reported sales and marketing expenses from period to period. Spending on cooperative marketing, either by us or our suppliers, typically increases in connection with significant product releases by us or our suppliers. We expect sales and marketing expenses to continue to increase in absolute dollars, but that such expenditures will decline as a percentage of net sales.

General and administrative expenses.    General and administrative expenses consist primarily of general corporate costs, including personnel expenses, financial reporting, corporate governance and compliance and outside legal, audit and tax fees. We expect general and administrative expenses to continue to increase significantly on an absolute dollar basis to support our anticipated growth and cover additional costs associated with being a public company, such as regulatory reporting requirements, Sarbanes-Oxley compliance, higher insurance premiums and investor relations, but such expenses may fluctuate as a percentage of net sales.

Provision for (reversal of) litigation loss.    Loss from litigation relates to an action filed in France by Digitechnic, S.A., a former customer, alleging that certain products purchased from us were defective. In September 2003, the court found in favor of Digitechnic and awarded damages totaling $1.2 million. We accrued for these damages in our consolidated financial statements as of June 30, 2003. In February 2005, the court of appeals dismissed the claims and, as a result, we reversed the expense. Digitechnic has appealed the decision to the French supreme court and asked for $2,416,000 for damages. Although we cannot predict with certainty the final outcome of this litigation, we believe the claims to be without merit and intend to continue to defend against them vigorously. We believe that the ultimate resolution of this matter will not result in a material adverse impact on our results of operations, cash flows or financial position. In addition, we accrued $575,000 in fiscal year 2006 for the payment of estimated fines related to export control matters arising in prior years.

Interest expense and other, net.    Interest expense and other, net represents the net of our interest expense on the building loans for our owned facilities and a Small Business Administration loan offset by interest earned on our cash balances. We expect to use a portion of the net proceeds from this offering to repay all of these obligations.

Income tax provision.    Our income tax provision is based on our taxable income generated in the jurisdictions in which we operate, currently primarily the United States and the Netherlands and to a lesser extent, Taiwan. Our effective tax rate differs from the statutory rate primarily due to the tax benefit of research and development tax credits and the extraterritorial income exclusion. A reconciliation of the federal statutory income tax rate to our effective tax rate is set forth in Note 9 of Notes to Consolidated Financial Statements included in this prospectus. In future years, we anticipate our effective tax rate will increase due to the expiration of the federal research and development credit provisions, as well as the phase out of the extraterritorial income exclusion.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. We evaluate our estimates on an on-going basis, including those related to inventory valuations, income taxes, warranty obligations and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

We believe the following are our most critical accounting policies as they require our more significant judgments in the preparation of our financial statements.

Revenue recognition.    We account for revenue under the provisions of Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements. Under the provisions of SAB No. 104, we recognize revenue from sales of products, when persuasive evidence of an arrangement exists, shipment has occurred and title has transferred, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, and all significant obligations have been met. Generally this occurs at the time of shipment when risk of loss and title has passed to the customer. Our standard arrangement with our customers includes a signed purchase order or contract, free-on-board shipping point terms, except for a few customers who have free-on-board destination terms and revenue is recognized when the products arrive at the destination, 30 to 60 days payment terms, and no customer acceptance provisions. We generally do not provide for non-warranty rights of return except for products which have “Out-of-box” failure, where customers could return these products for credit within 30 days of receiving the items. Certain distributors and OEMs are also permitted to return products in unopened boxes, limited to purchases over a specified period of time, generally within 60 to 90 days of the purchase, or to products in the distributor’s or OEM’s inventory at certain times (such as the termination of the agreement or product obsolescence). In addition, we have a sale arrangement with an OEM that has limited product return rights. To estimate reserves for future sales returns, we regularly review our history of actual returns for each major product line. We also communicate regularly with our distributors to gather information about end customer satisfaction, and to determine the volume of inventory in the channel. Reserves for future returns are adjusted as necessary, based on returns experience, returns expectations and communication with our distributors.

Probability of collection is assessed on a customer-by-customer basis. Customers are subjected to a credit review process that evaluates the customers’ financial position and ability to pay. If it is determined from the outset of an arrangement that collection is not probable based upon the review process, the customers are required to pay cash in advance of shipment. We provide for price protection to certain distributors. We assess the market competition and product technology obsolescence, and make price adjustments based on our judgment. Upon each announcement of price reductions, the accrual for price protection is calculated based on our distributors’ inventory on hand. Such reserves are recorded as a reduction to revenue at the time we reduce the product prices in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). Credits that we issued pursuant to these provisions were $397,000, $203,000, $75,000, $12,000 and $42,000 for fiscal years 2004, 2005, 2006 and the three months ended September 30, 2005 and 2006, respectively. We do not commit to future price reductions with any of our customers.

We have an immaterial amount of service revenue relating to non-warranty repairs, which is recognized upon shipment of the repaired units to customers. Service revenue has been less than 10% of net sales for all periods presented and is not separately disclosed.

Change in accounting estimate for marketing cooperative accruals.    We follow Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). We have arrangements with resellers of our products to reimburse the resellers for cooperative marketing costs meeting specified criteria. In accordance with EITF Issue No. 01-9, we record advertising costs meeting such specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations. For those advertising costs that do not meet the criteria set forth in EITF Issue No. 01-9, the amounts are recorded as a reduction to sales in the accompanying consolidated statements of operations.

Prior to fiscal year 2007, we had recognized the maximum potential amount of the reimbursement for which the resellers were entitled (that is, no reduction for breakage was made) as we lacked sufficient historical experience to make a reasonably reliable estimate. Beginning in fiscal year 2007, we determined that we had sufficient history of unclaimed cooperative marketing funds to make reasonably reliable estimates. Accordingly, we determined an estimate of unclaimed cooperative marketing funds breakage of approximately 27% for our cooperative marketing accruals. This change in accounting estimate had a favorable impact on income before income taxes of approximately $415,000 for the three months ended September 30, 2006. The effect on net income for this period was an increase of approximately $251,000 and the effect on earnings per common share was an increase of $0.02 in net income per share—both basic and fully diluted.

Product warranties.    We offer product warranties ranging from 12 to 36 months against any defective product. We accrue for estimated returns of defective products at the time revenue is recognized, based on historical warranty experience and recent trends. We monitor warranty obligations and may make revisions to our warranty reserve if actual costs of product repair and replacement are significantly higher or lower than estimated. Accruals for anticipated future warranty costs are charged to cost of sales and included in accrued liabilities.

Inventory valuation.    Inventory is valued at the lower of cost or market. We evaluate inventory on a quarterly basis for excess and obsolescence and write-down the valuation of units that are unlikely to be sold based upon estimated demand for the following twelve months. This evaluation may take into account matters including expected demand, anticipated sales price, product obsolescence and other factors. If actual future demand for our products is less than currently forecasted, additional inventory adjustments may be required. Once a reserve is established, it is maintained until the product to which it relates is sold or scrapped. If a unit that has been written down is subsequently sold, the cost associated with the revenue from this unit is reduced to the extent of the write down, resulting in an increase in gross profit.

Accounting for income taxes.    We account for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carry-forwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Stock-based compensation.    We account for stock-based compensation awards issued to our employees using the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or Opinion 25. Accordingly, we have recorded compensation expense for stock options granted with exercise prices less than the fair value of the underlying common stock at the option grant date. For options granted in fiscal year 2006, we determined the valuations at the end of each quarter, based on a number of factors, including a valuation performed by an independent third party. The third party used generally accepted valuation techniques including the discounted cash flow method and the guideline company method. The valuations placed equal weighting on these two methods in estimating our fair value. For options granted in fiscal years 2004 and 2005, we estimated the grant date fair value based on a number of factors, including valuations performed by an independent third party, as of June 30, 2003, 2004 and 2005. With the assistance of the third party, we used the guideline company method for June 30, 2003 and the discounted cash flow method for June 30, 2004 and 2005. The guideline company method was used in fiscal year 2003 instead of the discounted cash flow method due to the limited forecast information available at the time. In fiscal years 2004 and 2005, the discounted cash flow method was used, as we concluded that it was a better determination of value of the Company than the guideline company method, which was also considered. Determining the fair value of our common stock requires us to make complex and subjective judgments involving estimates of revenues, earnings, assumed market growth rates and estimated costs, discount rates, comparable companies and relevant market multiples. These estimates are consistent with the plans and estimates that we use to manage our business. There is inherent uncertainty in making these estimates.

The estimated fair value of our common stock was $3.65, $6.33 and $8.26 at June 30, 2003, 2004 and 2005. The increase in the fair value of our common stock from June 30, 2003 to June 30, 2005 was due to the growth in our company and a decrease in the marketability discount over this period. Our net sales increased 54.4% from $137.2 million in fiscal year 2003 to $211.8 million in fiscal year 2005 and our net income increased 101.6% from $3.5 million in fiscal year 2003 to $7.1 million in fiscal year 2005. Our marketability discount decreased from 35.0% at June 30, 2003 to 31.1% at June 30, 2005, reflecting a modest increase in the expectations that we would eventually pursue a public offering of our common stock resulting in it becoming marketable.

The estimated fair value of our common stock was as follows for each of the quarters in fiscal year 2006 and the first quarter of fiscal year 2007:

September 30, 2005	$9.74
December 31, 2005	$17.11
March 31, 2006	$27.40
June 30, 2006	$24.09
September 30, 2006	$25.69

The increase in the fair value of our common stock during fiscal year 2006 and the first quarter of fiscal year 2007 was due primarily to the following factors:

•	Continued net sales growth of 42.9% from $211.8 million in fiscal year 2005 to $302.5 million in fiscal year 2006. For the three months ended September 30, 2006, net sales grew to $90.2 million from $90.0 million for the three months ended June 30, 2006.

•	Net income growing faster than sales at 139.0% from $7.1 million in fiscal year 2005 to $16.9 million in fiscal year 2006. For the three months ended September 30, 2006, net income declined to $4.8 million from $6.4 million for the three months ended June 30, 2006.

•	Increasing percentage of our sales from server systems, which generally have higher gross margins than sales of our components.

•	Introduction of new products based on AMD and Intel processors.

•	Addition of our chief financial officer in May 2006 and significant expansion of our accounting and finance department to meet the demands of a public reporting company.

•	Decreases in our marketability discount from 31.1% at June 30, 2005 to 27.2% at September 30, 2005 to 23.3% at December 31, 2005 to 9.8% at March 31, 2006 to 6.5% at June 30, 2006 and to 3.3% at September 30, 2006 reflecting our increasing expectations of an eventual initial public offering as evidenced by our hiring of our chief financial officer, our selection of investment bankers and the initial public offering organizational meeting that took place at the end of the fourth quarter of fiscal year 2006.

The decrease in fair value of our common stock at June 30, 2006 relative to March 31, 2006 was primarily due to changes in our long term model after review of projected revenue growth rates for the industry by our new chief financial officer.

The increases in the fair value of our common stock during the first three quarters of fiscal year 2006 were tempered by uncertainties regarding legal matters, which if not resolved satisfactorily would delay or preclude an initial public offering, and other factors including fluctuations in the market value of our peer group of companies.

The increase in fair value of common stock at September 30, 2006 relative to June 30, 2006 was primarily due to decreases in marketability discount and risk free rate utilized to reflect our increasing expectation of an eventual initial public offering and resolution of some of the uncertainties regarding legal matters.

Deferred stock-based compensation based on outstanding stock options as of September 30, 2006 is approximately $2.2 million. We determine our amortization expense following a straight-line attribution method. Forfeitures of unvested options resulting from employee terminations result in the reversal during the period of forfeiture of previously expensed stock compensation associated with the unvested options. Stock compensation from vested options, whether forfeited or not, is not reversed. Accordingly, increases in stock option grants for any reason, including increases associated with increases in employee headcount, have been associated with increases in amortization of stock compensation during periods when our grants were at exercise prices below the deemed fair value of the common stock. Decreases result from the timing of significant grants in earlier periods relative to grants in subsequent periods, reversal of stock compensation from forfeited, unvested options and the timing of grants within each period and the corresponding impact on period-to-period amortization. Subsequent to the adoption of Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, on July 1, 2006 as discussed under “Recently Issued Accounting Standards” below, only new grants made after adoption of SFAS 123R become subject to the provisions of SFAS 123R. We are not required to record additional amounts of deferred stock-based compensation expense for grants made prior to adoption of SFAS 123R and will continue to recognize the balance of deferred stock-based compensation as of July 1, 2006 in accordance with APB 25. We expect to record aggregate amortization of stock-based compensation expense relating to outstanding stock options as of June 30, 2006 of $1.0 million, $0.9 million, $0.6 million and $0.1 million during fiscal years 2007, 2008, 2009 and 2010, respectively, subject to continued vesting of these options. This amortization will be allocated among cost of sales, research and development, sales and marketing and general and administrative expenses, respectively, based upon the employees’ job functions.

Effective July 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the prospective transition method, which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). SFAS No. 123(R) supersedes our previous accounting under APB No. 25 for periods beginning in fiscal 2007. We did not record any stock compensation expenses under SFAS No. 123(R) as no stock options were granted to our employees for the three months ended September 30, 2006.

Variable interest entities.    We have analyzed our relationship with Ablecom Technology Inc. and its subsidiaries (“Ablecom”) and we have concluded that Ablecom is a variable interest entity as defined by FIN No. 46R; however, the Company is not the primary beneficiary of Ablecom and, therefore, we do not consolidate Ablecom. In performing our analysis, we considered our explicit arrangements with Ablecom including the supplier and distributor arrangements. Also, as a result of the substantial related party relationship between the two companies, we considered whether any implicit arrangements exist that would cause us to protect those related parties’ interests in Ablecom from suffering losses. We determined that no implicit arrangements exist with Ablecom or its shareholders. Such an arrangement would be inconsistent with the fiduciary duty that we have towards our stockholders who do not own shares in Ablecom.

Results of Operations

The following table sets forth our financial results, as a percentage of net sales for the periods indicated:

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	82.7	84.2	80.1	80.6	80.1

Gross profit	17.3	15.8	19.9	19.4	19.9

Operating expenses:
Research and development	5.1	5.0	5.2	5.0	5.4
Sales and marketing	5.1	3.4	3.1	3.5	2.6
General and administrative	3.0	2.6	2.3	2.4	2.9
Provision for (reversal of) litigation loss	0.0	(0.6)	0.2	0.0	(0.1)

Total operating expenses	13.2	10.4	10.8	10.9	10.8

Income from operations	4.1	5.4	9.1	8.5	9.1
Interest income	0.0	0.1	0.1	0.1	0.1
Interest expense	(0.5)	(0.4)	(0.4)	(0.4)	(0.4)
Other income, net	0.0	0.0	0.0	0.0	0.0

Income before income taxes provision	3.6	5.1	8.8	8.2	8.8
Income tax provision	0.7	1.8	3.2	3.0	3.5

Net income	2.9%	3.3%	5.6%	5.2%	5.3%

Comparison of Three Months Ended September 30, 2005 and 2006

Net sales.    Net sales increased by $25.7 million, or 39.8%, from $64.5 million to $90.2 million, for the three months ended September 30, 2005 and 2006, respectively. This was due primarily to an increase in unit volumes while average selling prices were approximately level. For the three months ended September 30, 2006, the approximate number of unit sold increased 39.2% to 476,000 compared to 342,000 for the three months ended September 30, 2005. Growth in unit volumes was primarily due to the increasing sales of our AMD series of server systems, our PD, H8 and X7 series of serverboards and other server components, primarily accessories, including memory and hard drives. For the three months ended September 30, 2006, the approximate number of units sold in server systems increased 15.4% to 30,000 compared to 26,000 for the three months ended September 30, 2005. The average selling price of units sold in server systems increased 25.0% to approximately $1,000 in the three months ended September 30, 2006 compared to approximately $800 in the three months ended September 30, 2005 primarily due to higher sales of AMD series of server systems offset in part by declines in average selling prices in more mature products. Sales of server systems represented 33.6% of our net sales for the three months ended September 30, 2005 as compared to 35.2% of our net sales for the three months ended September 30, 2006.

For the three months ended September 30, 2005, customers in the United States, Asia, Germany and rest of Europe accounted for approximately 57.0%, 12.0%, 9.0% and 20.1%, of our net sales, respectively, as compared to 59.3%, 14.9%, 6.8% and 16.4%, respectively, for the three months ended September 30, 2006.

Cost of sales.    Cost of sales increased by $20.2 million, or 38.8%, from $52.0 million to $72.2 million, for the three months ended September 30, 2005 and 2006, respectively. Cost of sales as a percentage of net sales was 80.6% and 80.1% for the three months ended September 30, 2005 and 2006, respectively. The increase in absolute dollars of cost of sales was primarily attributable to the increase in net sales. The lower cost of sales as a percentage of net sales was driven by the increasing percentage of our sales represented by server systems, which generally have lower costs of sales as a percentage of net sales than components.

Cost of sales include stock-based compensation expense of $14,000 and $16,000 for the three months ended September 30, 2005 and 2006, respectively.

Research and development expenses.    Research and development expenses increased by $1.7 million, or 51.8% from $3.3 million to $4.9 million for the three months ended September 30, 2005 and 2006, respectively. Research and development expenses were 5.0% of net sales for the three months ended September 30, 2005 and 5.4% of net sales for the same period in fiscal year 2007. The increase in absolute dollars was primarily due to an increase of $1.0 million in salary and benefits resulting from growth in research and development personnel. The increase in personnel was primarily related to expanded product development initiatives.

Research and development expenses include stock-based compensation expense of $84,000 and $120,000 for the three months ended September 30, 2005 and 2006, respectively.

Sales and marketing expenses.    Sales and marketing expenses increased by $0.1 million, or 4.7%, from $2.3 million to $2.4 million, for the three months ended September 30, 2005 and 2006, respectively. Sales and marketing expenses were 3.5% and 2.6% of net sales for the three months ended September 30, 2005 and 2006, respectively. The increase in absolute dollars was primarily due to an increase of $0.4 million in compensation and benefits resulting from growth in sales and marketing personnel, offset in part by an increase of $0.3 million in cooperative funding from vendors, and a decrease of $0.2 million in cooperative marketing funding that we provided to our distributors due to a change in our estimate of unclaimed cooperative marketing funds. We expect the cooperative marketing funding that we provide to fluctuate from period to period based on our new product introductions.

Sales and marketing expenses include stock-based compensation expense of $42,000 and $53,000 for the three months ended September 30, 2005 and 2006, respectively.

General and administrative expenses.    General and administrative expense increased by $1.1 million, or 68.5%, from $1.5 million to $2.6 million, for the three months ended September 30, 2005 and 2006, respectively. General and administrative expenses were 2.4% and 2.9% of net sales for the three months ended September 30, 2005 and 2006, respectively. The increase in absolute dollars was primarily due to an increase of $0.6 million in legal expenses primarily associated with our defense of certain litigation matters, an increase of $0.3 million in salary and benefits and an increase of $0.2 million in audit and tax services, offset in part by a decrease of $0.1 million in foreign currency transaction expenses.

General and administrative expenses include stock-based compensation expense of $48,000 and $68,000 for the three months ended September 30, 2005 and 2006, respectively.

Provision for (reversal of) litigation loss.    Loss from litigation decreased by $120,000, from $0 to ($0.1) million, for the three months ended September 30, 2005 and 2006, respectively. The decrease was primarily due to the final settlement of import/export litigation at less than the estimated loss amount. For more information, (see “Notes to Consolidated Financial Statements—Note 10.”).

Interest and other expense, net.    Interest and other expense increased by $88,000, or 47.6%, from $185,000 to $273,000, for the three months ended September 30, 2005 and 2006, respectively, of which $243,000 and $327,000 were interest expenses, respectively. The increase was due to higher interest expenses of $84,000 associated with a mortgage obtained in connection with a new building that we purchased in the second quarter of fiscal 2006.

Provision for income taxes.    Provision for income taxes increased by $1.2 million, or 61.0%, from $1.9 million to $3.1 million, for the three months ended September 30, 2005 and 2006, respectively. The effective tax rate was 36.7% and 39.4% for the three months ended September 30, 2005 and 2006, respectively. The increase of the effective tax rate was the result of the reduced benefit of research and development tax credits and foreign income deductions relative to our higher taxable income.

Comparison of Fiscal Years Ended June 30, 2005 and 2006

Net sales.    Net sales increased by $90.8 million, or 42.9%, from $211.8 million to $302.5 million, for fiscal years 2005 and 2006, respectively. This was due to an increase in both unit volumes and average selling prices. For the year ended June 30, 2006, the approximate number of units sold increased 30.8% to 1.7 million compared to 1.3 million for the year ended June 30, 2005. Growth in unit volumes was primarily due to the increasing sales of our 5000 series of server systems, our X6 series of serverboards and other server components, primarily accessories, including microprocessors. For the year ended June 30, 2006, the approximate number of server system units sold increased 30.7% to 115,000 compared to 88,000 for the year ended June 30, 2005. The average selling price of server system units sold increased 12.5% to approximately $900 in fiscal year 2006 compared to approximately $800 in fiscal year 2005. Growth in the average selling prices of our server systems was principally driven by an increase in sales of server systems to OEM customers and system integrators, offset in part by declines in average selling prices in more mature products sold to distributors. Sales of server systems represented 31.4% of our net sales for fiscal year 2005 as compared to 34.5% of our net sales for fiscal year 2006. For fiscal years 2005 and 2006, we derived approximately 83% and 73%, respectively, of our net sales from products sold to distributors and we derived approximately 17% and 27%, respectively, from sales to OEMs and to end customers. The increase in sales to OEM and to end customers was principally the result of increased sales to OEMs. For fiscal year 2005, customers in the United States, Asia, Germany and rest of Europe accounted for approximately 56.3%, 12.7%, 9.3% and 18.4%, of our net sales, respectively, as compared to 58.5%, 11.0%, 8.9% and 19.3%, respectively, for fiscal year 2006.

Cost of sales.    Cost of sales increased by $63.9 million, or 35.9%, from $178.3 million to $242.2 million, for fiscal years 2005 and 2006, respectively. Cost of sales as a percentage of net sales was 84.2% and 80.1% for fiscal years 2005 and 2006, respectively. The increase in absolute dollars of cost of sales was primarily attributable to the increase in net sales. The lower cost of sales as a percentage of net sales was driven by the increasing percentage of our sales represented by server systems, which generally have lower costs of sales as a percentage of net sales than components.

We expect cost of sales to include stock-based compensation expense of $97,000, $88,000, $55,000 and $10,000 in fiscal years 2007, 2008, 2009 and 2010, respectively, based on the continued vesting of outstanding options as of June 30, 2006.

Research and development expenses.    Research and development expenses increased by $5.2 million, or 49.1%, from $10.6 million to $15.8 million for fiscal years 2005 and 2006, respectively. Research and development expenses were 5.0% of net sales for fiscal year 2005 and 5.2% of net sales for fiscal year 2006. The increase was primarily due to an increase of $3.9 million in salary and benefits resulting from growth in research and development personnel. The increase in personnel was primarily related to expanded product development initiatives.

We expect research and development expenses to include stock-based compensation expense of $414,000, $381,000, $261,000 and $43,000 in fiscal years 2007, 2008, 2009 and 2010, respectively, based on the continued vesting of outstanding options as of June 30, 2006.

Sales and marketing expenses.    Sales and marketing expenses increased by $2.2 million, or 30.1%, from $7.2 million to $9.4 million, for fiscal years 2005 and 2006, respectively. Sales and marketing expenses were 3.4% and 3.1% of net sales for fiscal years 2005 and 2006, respectively. The increase in absolute dollars was primarily due to an increase of $1.2 million in cash compensation and benefits resulting from growth in sales and marketing personnel, an increase of $0.5 million in total advertising and promotional expenses, an increase of $0.2 million in trade show expenses, and an increase of $0.3 million in international sales consulting fees, offset in part by an increase of $0.4 million in cooperative funding from vendors.

We expect sales and marketing expenses to include stock-based compensation expense of $171,000, $157,000, $121,000 and $16,000 in fiscal years 2007, 2008, 2009 and 2010, respectively, based on the continued vesting of outstanding options as of June 30, 2006.

General and administrative expenses.    General and administrative expenses increased by $1.6 million, or 28.8%, from $5.4 million to $6.9 million, for fiscal years 2005 and 2006, respectively. General and administrative expenses were 2.6% and 2.3% of net sales for fiscal years 2005 and 2006, respectively. The increase in absolute dollars was primarily due to an increase of $0.8 million in salary and benefits and an increase of $0.8 million in legal expenses primarily associated with our defense of certain litigation matters.

We expect general and administrative expenses to include stock-based compensation expense of $289,000, $277,000, $186,000 and $47,000 in fiscal years 2007, 2008, 2009 and 2010, respectively, based on the continued vesting of outstanding options as of June 30, 2006.

Provision for (reversal of) litigation loss.    Loss from litigation increased by $1.8 million from $(1.2) million to $0.6 million for fiscal years 2005 and 2006, respectively. The increase was primarily due to the reversal in fiscal 2005 of the loss accrued in fiscal 2003 as a result of the dismissal of the Digitechnic claims in the court of appeal in France (For more information, see “Notes to Consolidated Financial Statements—Note 10.”).

Interest and other expense, net.    Interest and other expense, increased by $0.3 million, or 36.6%, from $0.7 million to $1.0 million, for fiscal years 2005 and 2006, respectively, of which $0.9 million and $1.3 million were interest expenses, respectively. The increase was due to higher interest expenses of $0.3 million associated with a mortgage obtained in connection with a new building that we purchased.

Provision for income taxes.    Provision for income taxes increased by $6.0 million, or 165.9%, from $3.6 million to $9.7 million, for fiscal years 2005 and 2006, respectively. The effective tax rate was 33.9% and 36.3% for fiscal years 2005 and 2006, respectively. The increase of the effective tax rate was the result of the reduced benefit of research and development tax credits and foreign income deductions relative to our higher taxable income.

Comparison of Fiscal Years Ended June 30, 2004 and 2005

Net sales.    Net sales increased by $44.7 million, or 26.8%, from $167.1 million to $211.8 million, for fiscal years 2004 and 2005, respectively. This was due to an increase in unit volumes partially offset by a decrease in average selling prices. For the year ended June 30, 2005, the approximate number of units sold increased 36.3% to 1.3 million compared to 954,000 for the year ended June 30, 2004. The growth in net sales was principally driven by the sales of our X6 series serverboards, which started shipping in fiscal year 2004, offset in part by a decrease in net sales of our X5 series serverboards. In addition, net sales increased from the continued growth of our 6000 and 5000 series of server systems. For the year ended June 30, 2005, the approximate number of server systems units sold increased 27.5% to 88,000 compared to 69,000 for the year ended June 30, 2004. The average selling price of server systems units sold increased 14.3% to approximately $800 in fiscal year 2005 compared to approximately $700 in fiscal year 2004 primarily due to higher sales of our 6000 and 5000 series of server systems offset in part by declines in the average selling prices of more mature products sold to distributors. Average selling prices declined principally as a result of competitive pricing pressures. Sales of servers represented 30.6% and 31.4% of our net sales for fiscal years 2004 and 2005, respectively. For fiscal years 2004 and 2005, we derived approximately 87% and 83%, respectively, of our net sales from products sold to distributors and we derived approximately 13% and 17%, respectively, from sales to OEMs and to end customers. The increase in sales to OEM and to end customers was principally the result of increased sales to OEMs.

For fiscal year 2004, approximately 53.9%, 14.5%, 10.3% and 19.9% of our net sales, was to customers in the United States, Asia, Germany and Rest of Europe, respectively, as compared to 56.3%, 12.7%, 9.3% and 18.4%, respectively, for fiscal year 2005.

Cost of sales.    Cost of sales increased by $40.1 million, or 29.0%, from $138.2 million to $178.3 million, for fiscal years 2004 and 2005, respectively. Cost of sales as a percentage of net sales, was 82.7% and 84.2% for fiscal years 2004 and 2005, respectively. The increase in cost of sales as a percentage of net sales was primarily due to lower average selling prices resulting from competitive pricing pressures, which were not offset by corresponding decreases in costs of materials and components and inventory write-off of $1.4 million.

Research and development expenses.    Research and development expenses increased by $2.1 million, or 24.6%, from $8.5 million to $10.6 million for fiscal years 2004 and 2005, respectively. The growth in research and development expenses was primarily due to an increase of $1.9 million in salaries and benefits resulting from an increase in research and development personnel.

Sales and marketing expenses.    Sales and marketing expenses decreased by $1.2 million, or 14.7%, from $8.4 million to $7.2 million for fiscal years 2004 and 2005. The decrease in sales and marketing expenses was primarily due to an increase of $1.2 million in cooperative funding provided by our vendors and a decrease of $0.8 million in funding we provided to our customers. These decreases in expenses were partially offset by an increase of $0.7 million in salary and benefits resulting from an increase in sales and marketing personnel.

General and administrative expenses.    General and administrative expenses increased by $0.3 million, or 6.0%, from $5.1 million to $5.4 million for fiscal years 2004 and 2005, respectively. The increase was primarily due to an increase of $0.6 million in salary and benefits, which was partially offset by $0.3 million currency exchange loss.

Provision for (reversal of) litigation loss.    Loss from litigation decreased by $1.2 million, or 0.6% of net sales, for fiscal year 2005 due to the reversal of an expense for the Digitechnic litigation originally accrued in fiscal year 2003.

Interest and other expense, net.    Interest and other expense, net was $0.7 million for each of fiscal years 2004 and 2005.

Provision for income taxes.    Provision for income taxes increased by $2.4 million, or 196.1%, from $1.2 million to $3.6 million, for fiscal years 2004 and 2005, respectively. The effective tax rate was 20.2% and 33.9% for fiscal years 2004 and 2005, respectively. The increase of the effective tax rate was the result of the reduced benefit of research and development tax credits and foreign income deductions relative to our higher taxable income.

Selected Quarterly Consolidated Financial Information

The following table sets forth our quarterly consolidated statements of operations for each of the eight most recent quarters. We have prepared the un-audited quarterly financial information on a basis consistent with the audited consolidated financial statements included in this prospectus, and the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for the quarters presented. The results of operations for any quarter are not necessarily indicative of the results of the operations for any future period.

	Quarters Ended
	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005		Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sept 30, 2006
	(in thousands, except per share data)
Net sales	$46,282	$52,944	$51,957		$60,580	$64,525	$72,117	$75,886	$90,013	$90,187
Cost of sales	39,090	44,853	44,307		50,043	52,005	58,452	61,100	70,678	72,202

Gross profit	7,192	8,091	7,650		10,537	12,520	13,665	14,786	19,335	17,985
Operating expenses:
Research and development	2,606	2,537	2,850		2,616	3,253	3,648	4,412	4,501	4,937
Sales and marketing	1,531	1,682	1,959		2,025	2,252	2,494	2,324	2,293	2,357
General and administrative	1,423	1,369	1,258		1,330	1,545	1,444	1,714	2,228	2,603
Provision for (reversal of) litigation loss	—	—	(1,178	)(1)	—	—	—	575	—	(120)

Total operating expenses	5,560	5,588	4,889		5,971	7,050	7,586	9,025	9,022	9,777

Income from operations	1,632	2,503	2,761		4,566	5,470	6,079	5,761	10,313	8,208
Interest income	11	23	33		50	58	57	64	75	54
Interest expense	(226)	(242)	(178)		(221)	(243)	(338)	(334)	(342)	(327)
Other income, net	13	(9)	1		12	—	1	1	—	—

Income before income taxes provision	1,430	2,275	2,617		4,407	5,285	5,799	5,492	10,046	7,935
Income tax provision	473	729	618		1,819	1,942	2,131	1,906	3,696	3,126

Net income	$957	$1,546	$1,999		$2,588	$3,343	$3,668	$3,586	$6,350	$4,809

Net income per share:
Basic	$0.09	$0.14	$0.18		$0.24	$0.30	$0.33	$0.33	$0.57	$0.43

Diluted	$0.07	$0.11	$0.13		$0.17	$0.22	$0.24	$0.22	$0.39	$0.30

Shares used in per share calculation:
Basic	10,954	10,956	10,956		10,964	10,979	10,982	10,986	11,075	11,095

Diluted	14,532	14,662	14,783		14,909	15,028	15,318	16,024	16,425	16,107

(1)	Amount represents the reversal of the Digitechnic litigation expense originally accrued in fiscal year 2003.

The following table sets forth our historical operating results, as a percentage of net sales for the periods indicated:

	Quarters Ended
	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	84.5	84.7	85.3	82.6	80.6	81.0	80.5	78.5	80.1

Gross profit	15.5	15.3	14.7	17.4	19.4	19.0	19.5	21.5	19.9
Operating expenses:
Research and development	5.6	4.8	5.5	4.3	5.0	5.1	5.8	5.0	5.4
Sales and marketing	3.3	3.2	3.8	3.3	3.5	3.5	3.1	2.5	2.6
General and administrative	3.1	2.6	2.4	2.2	2.4	2.0	2.3	2.5	2.9
Provision for (reversal of) litigation loss	0.0	0.0	(2.3)	0.0	0.0	0.0	0.8	0.0	(0.1)

Total operating expenses	12.0	10.6	9.4	9.8	10.9	10.6	12.0	10.0	10.8

Income from operations	3.5	4.7	5.3	7.6	8.5	8.4	7.5	11.5	9.1
Interest income	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Interest expense	(0.5)	(0.5)	(0.4)	(0.4)	(0.4)	(0.5)	(0.4)	(0.4)	(0.4)
Other income, net	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Income before income taxes provision	3.1	4.3	5.0	7.3	8.2	8.0	7.2	11.2	8.8
Income tax provision	1.0	1.4	1.2	3.0	3.0	3.0	2.5	4.1	3.5

Net Income	2.1%	2.9%	3.8%	4.3%	5.2%	5.0%	4.7%	7.1%	5.3%

The following table sets forth our historical net sales by product groups, as a percentage of net sales for the periods indicated:

	Quarters Ended
	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006
Server systems	31.0%	29.4%	32.8%	32.4%	33.6%	32.2%	34.5%	37.0%	35.2%
Serverboards and other components	69.0	70.6	67.2	67.6	66.4	67.8	65.5	63.0	64.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net sales.    Our net sales have generally increased over the nine quarters ended September 30, 2006. The increase in the quarter ended December 31, 2004 of $6.7 million was primarily due to increased sales of accessories, primarily processors. The increase in the quarter ended June 30, 2005 of $8.6 million was primarily due to increased sales of serverboards and server systems to our OEMs. The increase in net sales in the quarter ended December 31, 2005 of $7.6 million and the quarter ended June 30, 2006 of $14.1 million was primarily due to a general increase in unit volumes. The increase in net sales in the quarter ended September 30, 2006 of $174,000 was due to continued demand for new products partially offset by a temporary shortage in availability of printed circuit board material caused by the loss of two of our five printed circuit board vendors. We subsequently added new vendors.

Cost of sales.    Cost of sales fluctuated from quarter to quarter depending on the level of net sales, product mix and unit volume. Cost of sales as a percentage of net sales has gradually decreased from 84.5% for the quarter ended September 30, 2004 to 80.1% for the quarter ended September 30, 2006, as we benefited from an increased percentage of sales of higher-margin, fully-assembled server systems and increased economies of scale associated with our higher sales volumes. Cost of sales as a percentage of net sales increased in the quarter ended

September 30, 2006 due to an increase in inventory reserves and an increased freight charge caused by the temporary shortage in availability of printed current boards.

Research and development expenses.    Research and development expenses have gradually increased over the nine quarters ended September 30, 2006. Research and development expenses as a percentage of net sales can vary quarter by quarter primarily due to costs associated with new product introductions and reimbursed engineering expenses.

Sales and marketing expenses.    Sales and marketing expenses increased over the six quarters ended December 31, 2005, but declined in the two quarters ended June 30, 2006. Sales and marketing expenses as a percentage of net sales vary from quarter to quarter primarily due to changes in cooperative marketing funding and expenses. Sales and marketing expenses as a percentage of net sales decreased from 3.8% for the quarter ended March 31, 2005 to 3.3% in the quarter ended June 30, 2005 as a result of reduced cooperative marketing funding provided to our distributors. Sales and marketing expenses as a percentage of net sales generally declined from 3.1% for the quarter ended March 31, 2006 to 2.6% for the quarter ended September 30, 2006 due to the change in estimated unclaimed cooperative marketing funds for our distributors and increased cooperative marketing funding provided by our suppliers.

General and administrative expenses.    General and administrative expenses have generally increased in absolute dollars over the nine quarters ended September 30, 2006 in order to support our increased sales. General and administrative expenses as a percentage of net sales vary from quarter to quarter primarily as a result of changes in currency translation adjustments and professional fees. General and administrative expenses as a percentage of net sales has decreased from 3.1% for the quarter ended September 30, 2004 to 2.9% for the quarter ended September 30, 2006. General and administrative expenses as a percentage of net sales increased in the quarter ended September 30, 2006 primarily due to an increase in legal expenses primarily associated with our defense of certain litigation matters.

Liquidity and Capital Resources

Since our inception, we have financed our growth primarily with funds generated from operations. Our cash and cash equivalents and short term investments were $7.6 million as of June 30, 2004, $12.9 million as of June 30, 2005, $16.6 million as of June 30, 2006, $19.7 million as of September 30, 2005 and $17.1 million as of September 30, 2006.

Operating Activities. Net cash provided by operating activities was $2.6 million for the three months ended September 30, 2006 compared to $8.3 million for the three months ended September 30, 2005. The decrease in net cash provided by operating activities was due to an increase in net income of $1.5 million, an increase in accrued liabilities of $3.6 million, an increase in income tax payable of $2.8 million and increase in accounts payable of $0.6 million offset by an increase in inventory of $11.4 million, an increase in prepaids and other assets of $1.9 million and increase in accounts receivable of $1.2 million. The increase in inventory was due to delay in server solutions shipments caused by a shortage of printed circuit board raw material. This shortage has been corrected.

Net cash provided by operating activities was $5.8 million, $4.7 million and $8.2 million for fiscal years 2004, 2005 and 2006, respectively. Net cash provided by operating activities for fiscal year 2004 was due primarily to our net income of $4.9 million, a decrease in the allowance for sales returns of $1.8 million and an increase in accounts payable of $12.4 million. These increases were partially offset by increases in inventory of $10.3 million and accounts receivable of $2.6 million. Net cash provided by operating activities for fiscal year 2005 was due primarily to our net income of $7.1 million, a decrease in the allowance for sales returns of $4.1 million and an increase in accounts payable of $6.6 million. These increases were partially offset by increases in inventory of $8.9 million and accounts receivable of $9.6 million. Net cash provided by our operating activities for fiscal year 2006 was primarily due to our net income of $16.9 million, a decrease in the allowance for sales returns of $2.5 million and an increase in accounts payable of $14.2 million which was substantially offset by an increase in accounts receivable of $11.2 million and an increase in inventory of $17.1 million. The increases for fiscal years 2004, 2005 and 2006 in accounts receivable, inventory and accounts payable were primarily due to growth in net sales during the periods as a result of new product introductions, increased sales of existing server systems and components and increased purchases from our suppliers. We anticipate that accounts receivable, inventory and accounts payable will continue to increase to the extent we continue to grow our product lines and our business.

Investing activities.    Net cash used by investing activities was $1.1 million for the three months ended September 30, 2006 compared to $8.5 million for the three months ended September 30, 2005. The decrease in investing activity was primarily due to the purchase of new land and building for $9.8 million during the three months ended September 30, 2005.

Net cash used by our investing activities was $8.4 million, $0.9 million and $9.8 million for fiscal years 2004, 2005 and 2006, respectively. Of these amounts, $5.8 million and $9.8 million in fiscal years 2004 and 2006, respectively, were related to the purchase of new buildings to support the Company’s growth in warehouse and assembly capacity. In fiscal year 2004, we incurred $1.7 million in restricted funds associated with the line of credit facility which was subsequently released in fiscal year 2005. The released funds were utilized to purchase short term investments in fiscal year 2005. We have historically owned our manufacturing facilities and have leased off-shore offices. The expansion of our manufacturing capability has to date not been capital intensive as our internal manufacturing is limited to assembly and test. We do expect to make significant capital investments in the future as we expand our assembly and test capabilities and invest in our infrastructure in order to improve our controls and procedures in anticipation of growing our business and meeting regulatory requirement associated with being a public company.

Financing activities.    Net cash used by financing activities was $0.9 million for the three months ended September 30, 2006 compared to net cash provided by financing activities of $8.4 million for the three months ended September 30, 2005. The decrease in financing activity was primarily due to building loans associated with the purchase of land and building in the three months ended September 30, 2005.

Net cash provided by our financing activities was $3.6 million, $(0.1) million and $6.9 million for fiscal years 2004, and 2005 and 2006, respectively. Cash provided by financing activities was primarily from building loans associated with the purchase of land and building for assembly and warehouse space to support the growth of the company in fiscal years 2004 and 2006. We repaid $0.3 million, $0.4 million and $2.7 million in loans for fiscal years 2004, 2005 and 2006, respectively.

We have historically generated cash from our operating activities as we have grown. We expect to experience continued growth in our working capital requirements as we continue to expand our business. We intend to fund this continued expansion though cash generated by operations and the proceeds of this offering. We anticipate that working capital will constitute a material use of our cash resources.

Other factors affecting liquidity and capital resources

We have entered into four building loans to purchase three facilities located in San Jose, California. Total balance outstanding on these loans was $19.1 million as of September 30, 2006. The first loan was entered into in March 2001 under which we borrowed $8.7 million. The second loan was entered into in April 2004 under which we borrowed $4.3 million. The third and fourth loans were entered into in September 2005 under which we borrowed a total of $7.9 million. These four loans require us to maintain customary covenants related to business and financial condition. They also have customary restrictions on business and financial activity in which we cannot engage without the prior written consent of the bank. For example, under the terms of the building loans, we generally may not, without the lenders’ prior written consent, incur certain indebtedness and liens, engage in business activities substantially different from our present business, liquidate or dissolve our business, lease or dispose of all or a substantial part of our business or assets, sell assets for less than fair market price, enter into any consolidation, merger or other business combination, or make certain loans, acquisitions and guaranties.

In addition, we have historically paid a majority of our vendors within 25 to 100 days of invoice and Ablecom between 120 and 145 days of invoice. Ablecom, a Taiwan corporation, is one of our major contract manufacturers and a related party.

We have entered into arrangements with certain financing companies that have committed to pay us in a specified period after shipment to customers for sales transactions that have been approved by these financing companies prior to shipment. We remain obligated to re-purchase the customer obligations if the customer defaults. See, “Note 5 to the Notes to Consolidated Financial Statements.”

Our long-term future capital requirements will depend on many factors, including our level of revenues, the timing and extent of spending to support our product development efforts, the expansion of sales and marketing activities, the timing of our introductions of new products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.

Contractual Obligations

The following table describes our contractual obligations as of June 30, 2006:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Operating leases	$382	$357	$270	$—	$1,009
Capital leases	175	69	—	—	244
Building loans	1,785	3,571	3,571	22,929	31,856
Purchase commitments	8,728	0	—	—	8,728

Total	$11,070	$3,997	$3,841	$22,929	$41,837

We expect to fund these obligations from our ongoing operations and the proceeds of this offering.

Recently Issued Accounting Standards

In December of 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN No. 46R). FIN No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46R became effective beginning with our fiscal year ended June 30, 2006. We have analyzed our relationship with Ablecom and we have concluded that Ablecom is a variable interest entity as defined by FIN No. 46R; however, the Company is not the primary beneficiary of Ablecom and, therefore, we do not consolidate Ablecom. In performing our analysis, we considered our explicit arrangements with Ablecom including the supplier and distributor arrangements. Also, as a result of the substantial related party relationship between the two companies, we considered whether any implicit arrangements exist that would cause us to protect those related parties’ interests in Ablecom from suffering losses. We determined that no implicit arrangements exist with Ablecom or its shareholders. Such an arrangement would be inconsistent with the fiduciary duty that we have towards our stockholders who do not own shares in Ablecom.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 153, “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS 153 is effective for non-monetary asset exchanges beginning in our first quarter of fiscal year 2006. The adoption of SFAS 153 did not have a material effect on our consolidated financial position or results of operations.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP FAS 109-2”). The American Jobs Creation Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. The Company currently has no plans to avail itself of these provisions.

In July 2006, FASB issued FASB Interpretation No. 48, “Accounting for Income Tax Uncertainties” (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Because the guidance was recently issued, the Company has not yet determined the impact, if any, of adopting the provisions of FIN 48 on its financial position, results of operations and liquidity.

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe this pronouncement will have a material impact in our financial results.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations financial statements and the related financial statement disclosures. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. We will initially apply the guidance in SAB 108 in connection with the preparation of the annual financial statements for the year ending June 30, 2007. We do not believe the adoption of SAB 108 will have a significant effect on its consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Qualitative and Quantitative Disclosure About Market Risks

The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize income without significantly increasing the risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in money market funds and certificates of deposit. Since our results of operations are not dependent on investments, the risk associated with fluctuating interest rates is limited to our investment portfolio, and we believe that a 10% change in interest rates would not have a significant impact on our results from operations. As of September 30, 2006, our investments were in money market funds and certificates of deposit.

We had $13.0 million of indebtedness under our credit facilities as of June 30, 2005, $19.2 million of indebtedness under our credit facilities as of June 30, 2006 and $19.1 million of indebtedness under our credit facility as of September 30, 2006. The annual interest rate on our credit facilities is based on various indexes as defined in the loan agreements. At September 30, 2006, the interest rates ranged from 5.28% to 6.75%. An immediate 10% increase in the index rates would not have a material effect on our interest expense.

To date, our international customer agreements have been denominated solely in U.S. dollars, and accordingly, we have not been exposed to foreign currency exchange rate fluctuations from customer agreements, and do not currently engage in foreign currency hedging transactions. However, the functional currency of our operations in Netherlands and Taiwan is the U.S. dollar and our local accounts are maintained in the local currency in the Netherlands and Taiwan, respectively, and thus we are subject to foreign currency exchange rate fluctuations associated with re-measurement to U.S. dollars. Such fluctuations have not been significant historically. For example, foreign exchange gain or (loss) for fiscal years 2005 and 2006 and the three months ended September 30, 2006 was $178,000, ($190,000) and ($9,000), respectively.

BUSINESS

Overview

We design, develop, manufacture and sell application optimized, high performance server solutions based on an innovative, modular and open-standard x86 architecture. Our solutions include a range of complete server systems as well as components. We offer our clients a high degree of flexibility and customization by providing what we believe to be the industry’s broadest array of server components, which are interoperable and can be configured to create complete server systems. Our server systems and components are architected to provide high levels of reliability, quality and scalability, thereby enabling benefits in the areas of performance, thermal management, power efficiency and total cost of ownership. We base our solutions on open standard components, such as processors from Intel and AMD and our solutions can run on the Linux and Windows operating systems.

We perform the majority of our research and development efforts in-house, which increases the communication and collaboration between design teams, streamlines the development process and reduces time-to-market. We have developed a set of design principles which allow us to aggregate individual industry standard materials to develop proprietary components, such as serverboards, chassis and power supplies. This building block approach allows us to provide a broad range of SKUs, and enables us to build and deliver customized solutions based upon customers’ application requirements. As of September 30, 2006, we offered over 3,800 SKUs, including SKUs for server systems, severboards, chassis and power supplies and other system accessories.

We sell our server systems and components primarily through distributors, which include value added resellers and system integrators, and to a lesser extent to OEMs as well as through our direct sales force. During fiscal year 2006, our products were purchased by over 400 customers, most of which are distributors, operating in more than 70 countries. We commenced operations in 1993 and have been profitable every year since inception. For fiscal years 2004, 2005 and 2006, our net sales were $167.1 million, $211.8 million, and $302.5 million, respectively and our net income was $4.9 million, $7.1 million and $16.9 million, respectively. For the three months ended September 30, 2005 and 2006, our net sales were $64.5 million and $90.2 million, respectively, and our net income was $3.3 million and $4.8 million, respectively.

Industry Background

Increasing Demand for Computing Capacity

As businesses of all sizes process larger quantities of data to communicate, transact and collaborate, their business processes are becoming more complex and their requirements for computing capacity are growing rapidly. Businesses are using traditional networked environments, such as local area networks, or LANs, as well as the Internet, to host a wide range of applications including databases, Intranets and email. Businesses are also using external functions, such as data centers, e-commerce storefronts and extranets, to enable growth of their operations. All of these factors are fueling the demand for increased computing power.

Evolution of Open Systems and Scale-out Computing

Computing architectures are continuing to evolve to meet this rapidly growing demand for computing capacity. As businesses increasingly require solutions that provide flexibility and scalability in a cost effective manner, they are moving away from traditional proprietary computing solutions toward open system servers with x86 based architectures using either Linux or Windows operating systems. Businesses are building upon this modular and open system concept to create what are commonly referred to as scale-out computing architectures. These scale-out architectures typically consist of open standard components that are assembled into modular computing systems and organized into clustered, rack mount or blade server configurations. These systems are designed to comply with a set of industry standard specifications that are referred to as Server System Infrastructure, or SSI. Scale-out computing enables businesses to add computing capacity incrementally as their needs arise without significantly disrupting existing systems, providing greater flexibility and scalability and improving total cost of ownership over earlier generations of server systems. IDC, an independent research group, estimates that the worldwide volume server market will increase from $28.5 billion in 2005 to $39.6 billion in 2010, representing a compounded annual growth rate of approximately 6.8%. IDC defines the volume server market as the market for server systems that cost less than $25,000, which is the market we primarily address. IDC also estimates that worldwide end customer spending on blade servers is expected to increase from $2.1 billion in 2005 to $9.6 billion in 2009, representing a compounded annual growth rate of approximately 46.2%.

Increasing Need for Rapidly Deployable, Highly Optimized Server Solutions

Scale-out server architectures provide significant benefits for many businesses. However, there are a wide range of circumstances in which businesses need more than just the incremental computing capacity that can be obtained by adding more general purpose servers as part of a scale-out deployment. In these circumstances, the nature of the underlying computing architecture contributes meaningfully to the competitive advantage of the business. We refer to the solutions these businesses seek as “application optimized” solutions, as these businesses typically need customized server configurations which provide optimal levels of processing, I/O or memory. These situations include, among others:

•	Large scalable server farms: Data centers of online service providers and Global 2000 companies, as well as supercomputing clusters of large research organizations, want to optimize industry standard components by architecting a system platform that enables higher performance through enhanced processing or I/O, more efficient memory bandwidth and greater capacity.

•	Businesses that have complex computing requirements: Certain businesses, such as financial services companies, oil exploration companies and entertainment production studios, require systems that have optimized processing and I/O capabilities in order to maximize information and image capture and processing.

•	OEMs: Certain OEMs, including vendors of networking hardware and medical imaging equipment, seek to differentiate their end products by requiring a broad selection of high performance and rapidly deployable server solutions that can be optimized for specific applications for their end customers.

In all of these situations, server vendors are selected based on several key criteria:

Rapidly deployable server solutions.    Many businesses desire the most advanced server technology as soon as it becomes commercially available. For instance, given the rapid product development cycles of new technologies in the networking hardware market, vendors of networking equipment increasingly seek to partner for certain aspects of their solutions, such as server technology, because it enables them to deliver a high performance solution to their customers more quickly. Similarly, online service providers must continue to deploy the latest server technology as soon as it becomes available since the ability to cost-effectively deliver a high degree of service is critical to their business. Because traditional server vendors typically use third party component suppliers, they must deal with the time, complexity and sometimes conflicting interests of coordinating with multiple suppliers throughout the product design and manufacturing process. This lengthens the time required to incorporate new technology into next generation systems. As a result, when building or upgrading their computing capability, businesses must either wait to deploy the latest products or accept solutions that do not incorporate the benefits of the latest technology.

Increased optimization for specific business needs.    Servers are deployed to address widely differing applications with very different system requirements. An online gaming company, for instance, may require a server architecture that enables optimal graphic processing, while a scientific research organization may require a server architecture that maximizes computing power. In either case, the business will seek to deploy server systems that are optimized to its specific needs to maximize performance while minimizing costs. Traditional server vendors typically offer only a limited number of standalone server models. Given this lack of flexibility and choice, building an application optimized server solution with traditional server components can be challenging. In order to meet their performance requirements, businesses must often purchase more computing functionality, including potentially more memory, greater processing power or more efficient power supplies, than would be otherwise necessary had the system been optimized for a specific business need. This increases not only the initial purchase price, but also the total cost of ownership over the useful life of the servers. Alternatively, businesses that seek a customized server solution from traditional server vendors face limited choices and often must accept considerable delays.

Superior price-to-performance per watt.    In addition to the need for rapidly available and highly optimized server solutions, businesses with application optimized server needs face growing scalability challenges. Many application optimized server deployments constitute increasingly larger server systems, particularly in scale-out configurations, and can involve hundreds or even thousands of servers. Deployments of this magnitude can present numerous performance, space, energy and maintenance challenges. First, the aggregation of large numbers of computing systems leads to escalating energy requirements. As a result, businesses require scale-out computing systems that not only perform well but also minimize power consumption. Second, the increasing need for computing capacity has resulted in the need for higher density solutions to optimize the use of valuable floor space and to minimize operating costs. Third, the high density of the equipment, together with increasing power consumption per CPU, are creating a significant challenge for businesses attempting to manage heat dissipation effectively to prevent system failure. IDC currently estimates that power and cooling costs as a percentage of spending for new servers will increase from 48% in 2005 to 71% in 2010. IDC also estimates that over 40% of large server farms report cooling capacities have limited the deployment of new systems.

The Super Micro Solution

We design, develop, manufacture and sell application optimized, high performance server solutions based upon an innovative, modular and open-standard x86 architecture. Our primary competitive advantages arise from how we use our integrated internal research and development organization to develop the intellectual property used in our server solutions. These have enabled us to develop a set of design principles and performance specifications that we refer to as Super SSI that meet industry standard SSI requirements and also incorporate advanced functionality and capabilities. Super SSI provides us with greater flexibility to quickly and efficiently develop new server solutions and that are optimized for our customers’ specific application requirements. Our modular architectural approach has allowed us to offer our customers interoperable designs across all of our components. This modular approach, in turn, enables us to provide what we believe to be the industry’s largest array of server systems and components.

Flexible and Customizable Server Solutions

We provide flexible and customizable server solutions to address the specific application needs of our customers. Our design principles allow us to aggregate industry standard materials to develop proprietary components, such as serverboards, chassis and power supplies to deliver a broad range of products with superior features. Each component is built to be backward compatible. We believe this building block approach allows us to provide a broad range of SKUs. As of September 30, 2006, we offered over 3,800 SKUs, including SKUs for server systems, serverboards, chassis and power supplies and other system accessories.

Rapid Time-to-Market

We are able to significantly reduce the design and development time required to incorporate the latest technologies and to deliver the next generation application optimized server solutions. Our in-house design competencies and control of the design of many of the components used within our server systems enable us to rapidly develop, build and test server systems and components with unique configurations. As a result, when new products are brought to market we are generally able to quickly design, integrate and assemble server solutions with little need to re-engineer other portions of our solution. Our efficient design capabilities allow us to offer our customers server solutions incorporating the latest technology with a superior price-to-performance ratio. We work closely with the leading microprocessor vendors to coordinate the design of our new products with their product release schedules, thereby enhancing our ability to rapidly introduce new products incorporating the latest technology.

Improved Power Efficiency and Thermal Management

Our server solutions include many design innovations to optimize power consumption and manage heat dissipation. We have designed flexible power management systems which customize or eliminate components in an effort to reduce overall power consumption. We have proprietary power supplies that can be integrated across a wide range of server system form factors which can significantly enhance power efficiency. We have also developed technologies that are specifically designed to reduce the effects of heat dissipation from our servers. Our thermal management technology allows our products to achieve a superior price-to-performance ratio while minimizing energy costs and reducing the risk of server malfunction caused by overheating.

High Density Servers

Our servers and components are designed to enable customers to maximize computing power while minimizing the physical space utilized. We offer server systems with twice the density of conventional solutions, which allows our customers to efficiently deploy our server systems in scale-out configurations. Through our proprietary technology, we can offer significantly more memory and expansion slots than traditional server systems with a comparable server form factor. For example, for a server with room for one rack or shelf, or a 1U server, we offer up to five expansion slots. In addition, we offer systems in a 1U configuration with features and capabilities generally offered by competitors only in a server with room for two racks or shelves, or a 2U server, configuration.

Strategy

Our objective is to be the leading provider of application optimized, high performance server solutions worldwide. Key elements of our strategy include:

Maintain Our Time-to-Market Advantage

We believe one of our major competitive advantages is our ability to rapidly incorporate the latest computing innovations into our products. We intend to maintain our time-to-market advantage by continuing our investment in our research and development efforts to rapidly develop new proprietary server solutions based on industry standard components. We plan to continue to work closely with Intel and AMD, among others, to develop products that are compatible with the latest generation of industry standard technologies. We believe these efforts will allow us to continue to offer products that lead in price for performance as each generation of computing innovations becomes available.

Expand Our Product Offerings

We plan to increase the number of products we offer to our customers. Our product portfolio will continue to include additional solutions based on the latest Intel and AMD technologies. We plan to enhance our ability to deliver improved power and thermal management capabilities, as well as servers and components that can operate in increasingly dense environments. We also plan to continue developing and in the future offer additional management software capabilities that are integrated with our server products and will further enable our customers to simplify and automate the deployment, configuration and monitoring of our servers.

Further Develop Existing Markets and Expand Into New Markets

We intend to strengthen our relationships with existing distribution and OEM partners and add new distributors. We will continue to target specific industry segments that require application optimized server solutions including data center environments, financial services, oil and gas exploration, biotechnology and entertainment. We plan to expand our reach geographically, particularly in the Asia Pacific region and Europe.

Strengthen Our Relationships with Suppliers and Manufacturers

Our efficient supply chain and outsourced manufacturing allow us to build systems to order that are customized, while minimizing costs. We plan to continue leveraging our relationships with suppliers and contract manufacturers in order to maintain and improve our cost structure as we benefit from economies of scale. We intend to continue to source non-core products from external suppliers. We also believe that as our solutions continue to gain greater market acceptance, we will generate growing and recurring business for our suppliers and contract manufacturers. We believe this increased volume will enable us to receive better pricing and achieve higher margins. We believe that a highly disciplined approach to cost control is critical to success in our industry. For example, we plan to expand our warehousing capacity in Asia through our relationship with Ablecom Technology, Inc., one of our major contract manufacturers and a related party, so that we may be able to deliver products to our customers in Asia and elsewhere more quickly and in higher volumes.

Deliver Advanced Blade Server Technology

To meet the emerging demand for blade servers, we are currently developing, and plan to introduce in the first half of calendar 2007, a high-performance blade server solution, called Superblade. Superblade will support both Intel Xeon and AMD Opteron processors. We intend to offer different configurations of our Superblade that will be optimized to support several different applications. By creating a range of unique blade server offerings, we will provide our customers with solutions that can be customized to fit their needs.

Products

We offer a broad range of application optimized server solutions, including complete server systems and components which customers can use to build complete server systems. The diagram below depicts how end customers typically deploy Supermicro servers within their networks. Our servers are deployed in several configurations within two areas of an enterprise network:

Headquarters:    Enterprises build large scalable server farms at the enterprise gateway to run many of the most demanding applications and to provide basic computational infrastructure. Enterprises typically deploy our rack-mounted servers in order to save floor space and enable rapid deployment of additional server capacity as computing demands increase. Enterprises may also choose to deploy our tower servers in a clustered configuration, which combines the processing capability of multiple standalone, or tower servers such that they act like a single, large computer in order to accomplish computationally intensive tasks in a more cost-effective manner.

Branch:    Within branch office data rooms, servers are deployed in rack-mounted configurations, in order to simplify the upgrade of servers or to swap out faulty servers, minimizing network downtime and making the management of the server infrastructure easier to maintain for branch offices with less specialized IT staffs. Also, within branch office workgroups, enterprises typically deploy our tower servers to accomplish basic office functions such as centralizing printing jobs, serving files and running local e-mail and other messaging applications.

Server Systems

We sell server systems both in rack-mounted and standalone tower form factors. We currently offer a complete range of server options with single, dual and quad CPU capability supporting Intel Pentium 4, Pentium D and Xeon architectures in 1U, 2U, 3U, 4U and tower form factors. We also offer complete server systems for

AMD dual and quad Opteron in 1U, 2U, and 4U configurations. As of September 30, 2006, we offered over 450 different server systems. For each system, we offer multiple chassis designs and power supply options to best suit customer requirements. We also offer multiple configurations based on our latest generation systems which have up to five expansion slots. A majority of our most common systems are also available in minimum 1U or 1/2 depth form factors which are approximately one half of the size of standard sized rack-mounted servers.

The figure below depicts a typical rack-mounted server and the different components that we typically optimize for our customers. The layout presented is for illustrative purposes only and does not represent the typical layout of all our servers.

A.	Chassis: Industry standard 1U rack-mounted chassis that permits server interoperability while efficiently housing key server components
B.	Power Supply: Cost effective, high efficiency AC/DC power supply
C.	Memory: Scaleable 16 slot memory expansion capability. Provides up to 64GB memory capability
D.	Supermicro Intelligent Management Card: Monitors onboard instrumentation for server health and allows remote management and KVM over LAN for the entire network via a single keyboard, monitor and mouse
E.	CPU: Programmable computer processing units that perform all server instruction and logic processing. Supermicro servers support up to four Single or Dual Core processors from both Intel and AMD
F.	Expansion Modules: Allows increased functionality, I/O customization and flexibility. Super SSI features enable four Expansion I/O cards in a 1U server allowing 2U capability in a 1U form factor
G.	Thermal Management: Counter rotating and redundant fans provide optimum cooling and dissipation of server component heat
H.	Hard Disk Drives: Storage medium for operating system, applications and data. We offer “power-on” hot-swappable capability

Below is a table that summarizes the most common server configurations purchased by our customers. We also design and build other customized systems using these and other building blocks to meet specific customer requirements.

Server System Model	CPU	Memory	Drive Bays	Form Factor	SKUs

5000 Series	Pentium D, Pentium 4	Unbuffered DDRII	1 to 4 drives	1U, Mid-tower	19 models

6000 Series	Dual Xeon (Dual Core)	FB-DIMM DDRII, ECC Registered DDRII	1 to 16 drives	1U, 2U, 3U	47 models

7000 Series	Dual Xeon (Dual Core)	FB-DIMM DDRII, ECC Registered DDRII	1 to 8 drives	4U, Tower	21 models

1000 Series	Dual/Quad Opteron	ECC Registered DDR	1 to 4 drives	1U	16 models

2000 Series	Dual Opteron	ECC Registered DDR	1 to 6 drives	2U	2 models

4000 Series	Dual/Quad Opteron	ECC Registered DDR	1 to 8 drives	4U, Tower, Mid- tower	5 models

We offer a variety of server storage options depending upon the system, with disk drive alternatives including small computer system interface, or SCSI, serial advanced technology attachment, or SATA, Intelligent Drive Electronics, or IDE, and serial attached SCSI, or SAS.

In addition to our server systems, we also offer Supermicro Intelligent Management, or SIM, card solutions. These are sold as part of our server systems. Our SIM card implements the industry standard Intelligent Platform Management Interface, or IPMI, 2.0 to provide remote access, system monitoring and administration functionality for our server platforms. Our SIM card includes key capabilities such as remote hardware status, failure notification, as well as the ability to power-cycle non-responsive servers and out of band keyboard, video and monitor, or KVM, functionality over LAN. Our SIM solutions enable server administrators to view a server’s hardware status remotely, receive an alarm automatically when a failure occurs, and power cycle a system that is non-responsive. Our Intelligent Management module monitors onboard instrumentation such as temperature sensors, power status, voltages and fan speed, and provides remote power control capabilities to reboot and reset the server. It also includes remote access to the Basic Input/Output System, or BIOS, configuration and operating system console information. The monitoring and control functions work independently of the CPU because the SIM card is a completely separate processor. Data center administrators can gain full remote access to control the BIOS, utilities, operating systems and software applications. In summary, our SIM solutions include the following key features:

•	embedded processor to provide out of band KVM capabilities thereby extending the use of a single keyboard, monitor and mouse to the entire network;

•	enhanced authentication support to establish secure remote sessions and authenticate users; and

•	enhanced encryption support to allow secure remote password configuration and protect sensitive system data when it is transferred over the network.

Server Components

We believe we offer the largest array of modular server components or building blocks in the industry that are sold off the shelf or built-to-order to provide our customers with greater flexibility. These components are the foundation of our server solutions and span product offerings from the entry-level single and dual processor server segment to the high-end multi-processor market. The majority of the components we sell individually are optimized to work together and are ultimately integrated into complete server systems.

Serverboards

We design our serverboards with the latest chipset and networking technologies. Each serverboard is designed and optimized to adhere to specific physical, electrical and design requirements in order to work with certain combinations of chassis and power supplies and achieve maximum functionality. We not only adhere to SSI specifications, but our Super SSI specifications provide an advanced set of features that increase the functionality and flexibility of our products. The following table displays our serverboard offerings for X7 (Intel’s newest generation of Dual Core Xeon 5000/5100 series), X6 (Intel’s 800Mhz Front Side Bus generation of Xeon solutions), X5 (Intel’s 533Mhz Front Side Bus generation of Xeon solutions), P-series (Intel’s single processor solutions) and H8 (AMD’s Dual Core Opteron 200 and 800 series). As of September 30, 2006, we offered more than 500 SKUs for serverboards.

Below is a table that summarizes the most common serverboard configurations purchased by our customers.

Serverboard Model	CPU	System Bus	Form Factor	Memory	SKUs

X7 Series	Dual Xeon (Dual Core)	1333/1066/667 MHz	Advanced Technology Extended (ATX)/ Extended ATX (EATX)	Fully Buffered- DIMM DDRII	18 models

X6 Series	Dual Xeon	800 MHz	ATX/EATX	ECC Registered DDRII	47 models

X5 Series	Dual Xeon	533 MHz	ATX/EATX	DDR	21 models

PD & P8 Series	Pentium D, Pentium 4	1066/800/533 MHz	ATX	Unbuffered DDRII	21 models

H8 Series	Dual/Quad Opteron	Hypertransport	ATX/EATX	ECC Registered DDR	25 models

Chassis and Power Supplies

Our chassis are designed to efficiently house our servers while maintaining interoperability, adhering to industry standards and increasing output efficiency through power supply design. We believe that our latest generation of power supplies achieves the maximum power efficiency available in the industry. In addition, we have developed a remote management system that offers the ability to stagger the start up of systems and reduce the aggregate power draw at system boot to allow customers to increase the number of systems attached to a power circuit. We design DC power solutions to be compatible with data centers that have AC, DC or AC and DC based power distribution infrastructures. We believe our unique power design technology reduces power consumption by increasing power efficiency to approximately 86%, which we believe is among the most efficient available in the industry. Our server chassis come with hot-plug, heavy-duty fans, fan speed control and an advanced air shroud design to maximize airflow redundancy.

The table below depicts some of our chassis product offerings including the 500-series (front I/O options and space constrained environments), 800-series (most widely used for single, dual and quad processor servers), 700-series (Tower and 4U rack-mounted servers) and 900-series (for high-density storage applications) chassis products. These chassis solutions offer redundant power, cold swap power supply, redundant cooling fan options and high efficiency AC and DC power combinations. As of September 30, 2006, we offered more than 1,050 SKUs for chassis and power supplies.

Chassis Model	CPU Support	Expansions	Drive Bays	Power Supply	Form Factor	SKUs

SC500 Series	Xeon, Pentium D, Pentium 4, Opteron	1 FH	1 internal drive	260W - 520W	Mini-1U	9 models

SC700 Series	Xeon, Pentium D, Pentium 4, Opteron	7 FL	7 to 8 drives	300W - redundant 800W	4U, Tower, Mid-tower	32 models

SC800 Series	Xeon, Pentium D, Pentium 4, Opteron	various configurations	2 to 16 drives	260W - 1000W	1U, 2U, 3U	97 models

SC900 Series	Xeon, Pentium D, Pentium 4	6 to 7 FL	15 drives	650W - redundant 760W	3U, 4U, Tower	11 models

Other System Accessories

As part of our server component offerings, we also offer other system accessories that our customers may require or that we use to build our server solutions. These other products include, among others, microprocessors, memory and disc drives and generally are third party developed and manufactured products that we resell without modification. As of September 30, 2006, we offered more than 1,800 SKUs for other system accessories.

Future Products under Development

Other products currently under development include a suite of blade server systems. Blade servers are designed to share a common computing infrastructure, thereby saving additional space and power. Our blade servers are self-contained servers designed to achieve industry leading density and superior performance per square foot at a lower total cost of ownership. Our blade server system enclosure provides power, cooling, networking, various interconnects and system-level management and will support both Intel Xeon and AMD Opteron processors. We expect that our Superblade server system will provide industry leading CPU density, memory expandability, reliability and price-to-performance per square foot. We intend to offer different configurations of our Superblade server system that will be optimized to support several different applications. We expect our blade servers to be commercially available in the first half of calendar 2007.

Technology

We are focused on providing leading edge, high performance products for our customers. We have developed a design process to rapidly deliver products with superior features. The technology incorporated in our products is designed to provide high levels of reliability, quality, security and scalability. Our most advanced technology is developed in-house, which allows us to efficiently implement advanced capabilities into our server solutions. We work in collaboration with our key customers and suppliers to constantly improve upon our designs, reduce complexity and improve reliability.

Our server solutions are based on our Super SSI architecture, which incorporates proprietary I/O expansion, thermal and cooling design features as well as high-efficiency power supplies. For example, our 1U servers now offer up to 5 I/O expansion slots with up to 16 DIMM slots to accommodate up to 64GB of memory, which, prior to Super SSI, was only possible in a 2U chassis. We also achieved higher memory densities by designing customized serverboards to include 16 memory slots without sacrificing I/O expansion capability. The result is what we believe to be a superior serverboard design that provides our customers with increased flexibility for their new and legacy add-on card support and the ability to keep up with the growing memory requirements needed to maintain system performance requirements.

Our latest chassis designs include advanced cooling mechanisms such as proprietary air shrouds to help deliver cool air directly to the hottest components of the system resulting in improved cooling efficiency and consequently increasing system reliability. Our newest generation of power supplies incorporates advanced design features that provide what we believe to be the highest level of efficiency in the industry and therefore reduces overall power consumption. Our advanced power supply solutions include redundant cooling mechanisms for reliability and reduced failure rates.

Research and Development

We have over 13 years of research and development experience in server component design and in recent years, have devoted additional resources to the design of server systems. Our engineering staff is responsible for the design, development, quality, documentation and release of our products. We continuously seek ways to optimize and improve the performance of our existing product portfolio and introduce new products to address market opportunities. We perform the majority of our research and development efforts in-house, increasing the communication and collaboration between design teams to streamline the development process and reducing time-to-market. We are determined to continue to reduce our design and manufacturing costs and improve the performance, cost effectiveness and thermal and space efficiency of our solutions.

Over the years, our research and development team has focused on the development of new and enhanced products that can support emerging protocols while continuing to accommodate legacy technologies. Much of our research and development activity is focused on the new product cycles of leading chipset vendors. We work closely with Intel and AMD, among others, to develop products that are compatible with the latest generation of industry standard technologies under development. Our collaborative approach with the chipset vendors allows us to coordinate the design of our new products with their product release schedules, thereby enhancing our ability to rapidly introduce new products incorporating the latest technology. We work closely with their development teams to optimize chip performance and reduce system level issues. We also work with companies such as Adaptec on storage solutions. Similarly, we work very closely with our customers to identify their needs and develop our new product plans accordingly.

We believe that the combination of our focus on internal research and development activities, our close working relationships with chipset vendors and our modular design approach allow us to minimize time-to-market. Since January 2005, we believe we were the first to introduce the following new technologies to the market:

•	a multi-core Xeon architecture with 64 GB main memory capability;

•	server solutions with a 1U configuration with high density I/O capability typically found in a 2U configuration, as well as a 5 I/O expansion card in a 1U configuration; and

•	configuration server solutions with a serial attached SCSI storage option capability with SCSI enclosure services, or SES2, for alerting users of drive temperature and fan failures.

As of September 30, 2006, we had 166 employees and one engineering consultant dedicated to research and development. Our total research and development expenses were $8.5 million, $10.6 million and $15.8 million for fiscal years 2004, 2005 and 2006, respectively, and $3.3 million and $4.9 million for the three months ended September 30, 2005 and 2006, respectively.

Sales, Marketing and Customer Service

To execute our strategy, we have developed a sales and marketing program which is primarily focused on indirect sales channels. As of September 30, 2006, our sales and marketing organization consisted of 65 employees and 12 independent sales representatives in 12 locations worldwide.

We work with distributors, including resellers and system integrators, and OEMs to market and sell customized solutions to their end customers. We provide sales and marketing assistance and training to our distributors and OEMs, who in turn provide service and support to end customers. We intend to leverage our relationships with key distributors and OEMs to penetrate select industry segments where our products can provide a superior alternative to existing solutions. For a more limited group of customers who do not normally purchase through distributors or OEMs, we have implemented a direct sales approach.

We maintain close contact with our distributors and end customers. We often collaborate during the sales process with our distributors and the customer’s technical point of contact to help determine the optimal system configuration for the customer’s needs. Our interaction with distributors and end customers allows us to monitor customer requirements and develop new products to better meet end customer needs.

International Sales

Product fulfillment and first level support for our international customers are provided by our distributors and OEMs. Our international sales efforts are supported both by our international offices in the Netherlands and Taiwan as well as by our U.S. sales organization. Sales outside of the U.S. represented 46.1%, 43.7% and 41.5% of net sales in fiscal years 2004, 2005 and 2006, respectively and 43.0% and 40.7% for the three months ended September 30, 2005 and 2006, respectively.

Marketing

Our marketing programs are designed to inform existing and potential customers, the trade press, distributors and OEMs about the capabilities and benefits of using our products and solutions. Our marketing efforts support the sale and distribution of our products through our distribution channels. We rely on a variety of marketing vehicles, including advertising, public relations, participation in industry trade shows and conferences to help gain market acceptance. We also provide funds for cooperative marketing to our distributors. These funds reimburse our distributors for promotional spending they may do on behalf of promoting Supermicro products. Promotional spending by distributors is subject to our pre-approval and include items such as film or video for television, magazine or newspaper advertisements, trade show promotions and sales force promotions. The amount available to each distributor is based on its amount of purchases. We also work closely with leading microprocessor vendors in cooperative marketing programs and benefit from market development funds that they make available. These programs are similar to the programs we make available to our distributors in that we are reimbursed for expenses incurred related to promoting the vendor’s product.

Customer Service

We provide customer support for our server systems through our website and 24-hour continuous direct phone based support. For strategic direct and OEM customers, we also have higher levels of customer service available, including, in some cases, on site service and support.

Customers

For fiscal year 2006, our products were purchased by over 400 customers, most of which are distributors, operating in more than 70 countries. None of our customers accounted for 10% or more of our net sales in fiscal years 2004, 2005, 2006 or the three months ended September 30, 2005 or 2006. End users of our products span a broad range of industries.

Case studies of ongoing and successfully completed deployments of Supermicro server solutions include the following:

Lawrence Livermore National Laboratory (LLNL) Scientific Research Center (USA): Large scientific research organizations require highly optimized CPU and memory performance capabilities architected as supercomputing server clusters. To complete the highly complex scientific research conducted at LLNL, the laboratory required cost-effective computing power to be delivered to their scientific community. Supermicro server building blocks (serverboards, chassis, power supplies) were selected for LLNL’s high performance computing clusters because of their feature optimization, reliability and efficiency and price-to-performance advantages.

Strato AG Web Hosting (Germany): As one of the top three web hosting companies in Europe, Strato AG needs to deploy very large numbers of server nodes in multiple hosting locations. With the high cost of power in Germany and throughout Europe, Strato AG needed the highest available performance per watt capabilities to reduce total cost of ownership and to deliver cost-effective products to their millions of customers. With the help of a local system integrator, Strato AG deployed our single processor server solutions with superior performance per watt and price-to-performance features and was able to continue growing their web hosting capacity to service millions of customers and domain names.

Juniper Networks (USA): Juniper Networks, an OEM customer, operates in the highly competitive and dynamic telecom industry and seeks differentiation in their end products. Juniper Networks required a turnkey appliance solution from an original server design company with a broad selection of rapidly deployable and flexible server modules that can be optimized for specific applications and markets. They also needed local service and post sales support for maximum agility. We provided Juniper Networks with highly customizable server building blocks and highly integrated turnkey solutions to meet their customer requirements and achieve Juniper’s business objectives.

Dawning (China): One of the largest local China server OEMs, Dawning needed stable and highly efficient (from performance and power consumption standpoints) server building block solutions to address the growing market in China with competitive server products. Dawning deployed our dual processor server solutions with the highly efficient power supplies coupled with best price-to-performance to differentiate their product offerings for the Chinese market and were able to win large server projects in China’s rapidly growing telecom industry.

Siemens (USA/Germany): In order to achieve competitive advantage, Siemens’ medical imaging systems division needed a server solution that minimized the amount of time between image capture and transmission for CT, MRI and PET scan systems. We implemented a custom serverboard architecture for Siemens which enabled the highest available I/O expansion and system bandwidth capabilities for dual processor systems. This enabled Siemens to achieve maximum communications throughput for their medical imaging products.

Intellectual Property

We seek to protect our intellectual property rights with a combination of trademark, copyright, trade secret laws and disclosure restrictions. We rely primarily on trade secrets, technical know-how and other unpatented proprietary information relating to our design and product development activities. We have issued patents and pending patent applications in the U.S. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to our designs, documentation and other proprietary information. Our registered trademarks include Supermicro, our company logo, Server Building Block Solution, Building Block Solutions, SuperO, Superboard and Superdoctor. Our pending trademark applications include A+ Motherboard, S-Server, Superblade, X-Blade and X-Blade Server. If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third party technologies that are incorporated into some elements of our services. Third parties may infringe or misappropriate our proprietary rights.

Manufacturing and Quality Control

We use several third party suppliers and contract manufacturers for materials and sub-assemblies, such as serverboards, chassis, disk drives, power supplies, fans and computer processors. We believe that selectively using outsourced manufacturing services allows us to focus on our core competencies in product design and development and increases our operational flexibility. Our manufacturing strategy allows us to quickly adjust manufacturing capacity in response to changes in customer demand and to rapidly introduce new products to the market. We use Ablecom, a related party, for contract design and manufacturing coordination support. We work with Ablecom to optimize modular designs for our chassis and certain of our other components. Ablecom coordinates the manufacturing of chassis for us. We plan to expand our warehousing capacity and our manufacturing relationship with Ablecom in China. Ablecom is transferring operations from Taiwan to a larger facility in China. In addition to providing a larger volume of contract manufacturing services for us, Ablecom will warehouse for us an increasing number of components and subassemblies manufactured by multiple suppliers prior to shipment to our facilities in the U.S. and Europe.

For server systems, assembly, test and quality control are completed at our wholly-owned manufacturing facility in San Jose, California which has been ISO-9001 certified since 2001. This facility has been certified ISO-9001:2000 compliant since August 2003. We intend to expand our manufacturing, assembly and test capabilities in Asia and Europe to be closer to our key international customers and to reduce costs of shipping our products to our customers. In accordance with ISO-9001 requirements, quality control and inventory management is extended through our suppliers and contract manufacturers with continuous reporting and ongoing qualification programs. The assembly of our server system products involves integrating supplied materials and manufactured sub-assemblies into final products, which are configured and tested before being delivered to our customers.

We maintain sufficient inventory such that most of our orders can be filled within 14 days. We monitor our inventory on a continuous basis in order to be able to meet customer orders and to avoid inventory obsolescence. Due to our modular designs, our inventory can generally be used with multiple different products, further reducing the risk of inventory write-downs.

Competition

The market for our products is highly competitive, rapidly evolving and subject to new technological developments, changing customer needs and new product introductions. We compete primarily with large vendors of x86 general purpose servers and components. In addition, we also compete with a number of smaller vendors who specialize in the sale of server components and systems. We believe our principal competitors include:

•	Global technology vendors such as Dell Inc., Hewlett-Packard Company, International Business Machines Corporation and Intel;

•	Specialized server vendors, such as Rackable Systems, Inc.; and

•	Original Design Manufacturers, or ODMs, such as Quanta Computer, Inc.

The principal competitive factors in our market include the following:

•	first to market with new emerging technologies;

•	flexible and customizable products to fit customers’ objectives;

•	high product performance and reliability;

•	early identification of emerging opportunities;

•	cost-effectiveness;

•	interoperability of products;

•	scalability; and

•	localized and responsive customer support on a worldwide basis.

We believe that we compete favorably with respect to most of these factors. However, most of our competitors have longer operating histories, significantly greater resources and greater name recognition. They may be able to devote greater resources to the development, promotion and sale of their products than we can, which could allow them to respond more quickly to new technologies and changes in customer needs.

Employees

As of September 30, 2006, we employed 491 full time employees and 13 consultants, consisting of 166 employees in research and development, 65 employees in sales and marketing, 53 employees in general and administrative and 207 employees in manufacturing. Of these employees, 412 are based in our San Jose facility. We consider our highly qualified and motivated employees to be a key factor in our business success. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Legal Proceedings

On September 2, 2005, Rackable Systems, Inc. filed a lawsuit against us in federal court for the Northern District of California, alleging that one of our product families infringes two United States patents that relate to computers with front mounted I/O connectors and back-to-back placement of rack mounted computers. The complaint seeks compensatory damages, treble damages for willful infringement, interest, attorneys’ fees and injunctive relief. A “Markman” hearing was held on October 4, 2006 at which the Court made certain determinations regarding the scope and validity of the patent claims. The case remains in pre-trial motions and discovery. We believe the claims to be without merit and intend to defend them vigorously. However, the results of litigation are inherently uncertain, and there can be no assurance that we will prevail. Any such suit or proceeding could have a material adverse effect on our business, financial condition and results of operations.

In 2004, we received subpoenas from the Bureau of Industry and Security of the Department of Commerce, or BIS, with respect to our relationship with a distributor and transactions involving the sale and resale of products to Iran. After receiving the first subpoena, we retained special export control counsel, conducted an internal investigation into these matters and terminated our relationship with the distributor in question. We also instituted a new export compliance program, which program we continue to develop and implement. The U.S. Department of Justice and Office of Foreign Assets Control of the Department of Treasury, or OFAC, also initiated investigations regarding these matters. In September 2006, we entered into an agreement with the U.S. Department of Justice pursuant to which we agreed to plead guilty to one count of violating federal export regulations by shipping 300 motherboards to Dubai, UAE, with knowledge that they would be transshipped to Iran. We agreed to pay a $150,000 fine. The plea agreement has been approved by the U.S. District Court. We have also entered into a settlement agreement with BIS with respect to alleged violations of the Export Administration Regulations pursuant to which we agreed to pay a fine of approximately $125,000. We were charged by BIS with twelve violations of the Export Administration Regulations. Six of these violations involved the shipment of server systems and components without required government authorization through a distributor to end customers in Iran. Three of these violations involved allegations that shipments took place when we knew or had reason to know that the transactions would constitute a violation of the applicable regulations. Three involved claims that we made false declarations on shipping documents, stating that no license was required for the export of the products when in fact a government license was required. BIS has also issued a proposed charging letter to one of our employees who served as an international sales team leader at the time of the transactions in question. This individual continues to be employed by us; however, the individual no longer works in an international sales function. Potential civil charges against this employee have not been resolved by our settlement with BIS. Finally, we have a settlement agreement with OFAC relating to 21 alleged violations of U.S. sanctions laws. Pursuant to this agreement, we have paid a fine of $179,000. We believe that all issues with respect to the matters under investigation have been resolved as to the Company. We believe we are currently in compliance in all material respects with applicable export related laws and regulations. However, if our export compliance program is not effective, or if we are subject to any future claims regarding violation of export control laws and economic sanctions, we could be subject to civil or criminal penalties, which could lead to a material fine or other sanctions, including loss of export privileges, that may have a material adverse effect on our business, financial condition, results of operation and future prospects. In addition, these plea and settlement agreements and any future violations could have an adverse impact on our ability to sell our products to U.S. federal, state and local government and related entities.

We are subject to a suit brought by Digitechnic, S.A. which was filed in the Bobigny Commercial Court in Paris, France in 1999. The claims involve allegations of damages stemming from allegedly defective products. In September 2003, the Bobigny Commercial Court awarded damages of approximately $1.2 million against us. In February 2005, the Paris Court of Appeals reversed the trial court’s ruling, dismissed all of Digitechnic’s claims and awarded costs to us. Digitechnic has appealed the Paris Court of Appeals decision to the French Supreme Court. Although we cannot predict with certainty the final outcome of this litigation, we believe the claim to be without merit and intend to continue to defend it vigorously.

In addition to the above, from time to time, we may be involved in various legal proceedings arising from the normal course of business activities. In our opinion, resolution of these matters is not expected to have a material adverse impact on our consolidated results of operations, cash flows or our financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future results of operations, cash flows or financial position in a particular period.

Facilities

Our principal executive offices, research and development center and production operations are located at three separate properties in San Jose, California where we own approximately 262,000 square feet of office and manufacturing space subject to existing mortgages with approximately $19.1 million remaining outstanding as of September 30, 2006. Our European headquarters for sales and customer support is located in Denbosch, Netherlands where we lease approximately 21,000 square feet of office space under a lease that expires in 2011. In Asia, our research and development operations are located in an approximately 14,000 square feet facility in Taipei County, Taiwan under a lease that expires in 2007.

MANAGEMENT

Executive Officers and Directors

The following table shows information about our executive officers and directors as of November 30, 2006:

Name	Age	Position(s)
Charles Liang	49	Chairman of the Board, President and Chief Executive Officer

Howard Hideshima	47	Chief Financial Officer

Alex Hsu	58	Chief Sales and Marketing Officer

Chiu-Chu (Sara) Liu Liang	45	Vice President of Operations, Treasurer and Director

Yih-Shyan (Wally) Liaw	51	Vice President of International Sales, Secretary and Director

Bruce Alexander(1)(2)(3)	62	Director

Hwei-Ming (Fred) Tsai(1)(2)(3)	51	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Charles Liang founded Super Micro and has served as our President, Chief Executive Officer and Chairman of the Board since our inception in September 1993. Mr. Liang has been developing server system architectures and technologies for the past two decades. From July 1991 to August 1993, Mr. Liang was President and Chief Design Engineer of Micro Center Computer Inc., a high-end motherboard design and manufacturing company. From January 1988 to April 1991, Mr. Liang was Senior Design Engineer and Project Leader for Chips & Technologies, Inc., a chipset technology company, and Suntek Information International Group, a system and software development company. Mr. Liang has been granted many server technology patents. Mr. Liang holds an M.S. in Electrical Engineering from the University of Texas at Arlington and a B.S. in Electrical Engineering from National Taiwan University of Science & Technology in Taiwan.

Howard Hideshima has served as our Chief Financial Officer since May 2006. From November 2005 to May 2006, Mr. Hideshima was Vice President of Finance at Force10 Networks, Inc., a network equipment company, and from July 2004 to November 2005, he served as Director of Finance for that company. From April 2001 to June 2004, Mr. Hideshima was Chief Financial Officer and Vice President of Finance and Administration at Virtual Silicon Technology, Inc., a semiconductor intellectual property company. From January 2000 to March 2001, he served as Chief Financial Officer at Internet Corporation, an Internet services company. From January 1999 to December 1999, he was Vice President of Finance and from July 1997 to December 1999 Chief Accounting Officer at ESS Technology, Inc., a fabless semiconductor company. Mr. Hideshima holds an M.B.A. from San Francisco State University and a B.S. in Business Administration from the University of California at Berkeley.

Alex Hsu has served as our Chief Sales and Marketing Officer since July 2006 and President of our subsidiary, Super Micro Computer B.V. since October 2003. Prior to becoming our Chief Sales and Marketing Officer, Mr. Hsu had served as our Senior Vice President of Sales since October 2004. From January 2002 to September 2003, Mr. Hsu was President and Chief Operating Officer of Bizlink Group, an IT solutions company. From January 2001 to January 2002, he was a private investor and consultant working with startup companies in Silicon Valley. From August 1999 to December 2000, he was President and Chief Operating Officer at Oplink Communications, Inc., a networking solutions company. Mr. Hsu has over 25 years experience in the IT industry and served in various managerial and executive positions at Philips, Acer, Hewlett-Packard and Umax. Mr. Hsu holds an M.B.A. and a B.S. in Electrical Engineering from National Chao-Tung University in Taiwan.

Chiu-Chu (Sara) Liu Liang co-founded Super Micro and has served as Vice President of Operations, Treasurer and a member of our board of directors since our inception in September 1993. From 1985 to 1993, Ms. Liang held finance and operational positions for several companies, including Micro Center Computer Inc. Ms. Liang holds a B.S. in Accounting from Providence University in Taiwan. Ms. Liang is married to Mr. Charles Liang.

Yih-Shyan (Wally) Liaw co-founded Super Micro and has served as Vice President of International Sales, Corporate Secretary and a member of our board of directors since our inception in September 1993. From 1988 to 1991, Mr. Liaw was Vice President of Engineering at Great Tek, a computer company. Mr. Liaw holds an M.S. in Computer Engineering from University of Arizona, an M.S. in Electrical Engineering from Tatung Institute of Technology in Taiwan, and a B.S. degree from Taiwan Provincial College of Marine and Oceanic Technology.

Non-Management Directors

Bruce Alexander has been a member of our board of directors since August 2006. Since April 2006, Mr. Alexander has been an independent financial consultant. Mr. Alexander was a Managing Director at Needham & Company, an investment banking firm, from April 1999 to April 2006. From 1997 to 1999, he was President, Chief Executive Officer and Chairman of the Board for Black & Company, a regional investment bank which was acquired by Wells Fargo in 1999. Mr. Alexander holds an M.S. in Management from Stanford University Graduate School of Business where he was a Sloan Fellow. He earned a B.A. from Duke University.

Hwei-Ming (Fred) Tsai has been a member of our board of directors since August 2006. Mr. Tsai has served as Executive Vice President of SinoPac Bancorp, a financial holding company based in Los Angeles, California, since February 2001, and Chief Financial Officer of SinoPac Bancorp since August 2005. Since December 2002, he has also served as Senior Executive Vice President of Far East National Bank, a commercial bank that is held by SinoPac Bancorp. Mr. Tsai received a Master’s degree in Professional Accounting from the University of Texas at Austin and a Bachelor’s degree in Accounting from National Taiwan University in Taiwan.

Board of Directors

Our board of directors currently consists of five directors. Effective upon the closing of this offering and in accordance with our amended and restated certificate of incorporation, our board of directors will be divided into three classes of directors who will serve in staggered three-year terms, as follows:

•	the Class I director will be Mr. Liang, and his term will expire at the annual meeting of stockholders to be held in 2007;

•	the Class II directors will be Messrs. Liaw and Alexander, and their terms will expire at the annual meeting of stockholders to be held in 2008; and

•	the Class III directors will be Ms. Liang and Mr. Tsai, and their terms will expire at the annual meeting of stockholders to be held in 2009.

Effective upon the closing of this offering, our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes with three-year terms so that, as nearly as possible, each class will consist of one-third of the directors. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The division of our board of directors into these three classes may delay or prevent a change of our management or a change in control.

A majority of the members of our board of directors are not independent as defined under the Nasdaq rules. We anticipate that within one year of the date of this offering, the time required by applicable Nasdaq listing requirements, a majority of the members of our board of directors will be independent in accordance with such requirements.

Director Independence

In August 2006, our board of directors undertook a review of the independence of the directors and considered whether any director had a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Alexander and Tsai are “independent directors” as defined under the rules of Nasdaq.

Committees of the Board

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and governance committee. Each member of these committees is independent as defined under the rules of the Nasdaq Global Market. Our board of directors may from time to time establish other committees.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors’ qualifications, independence and performance;

•	oversees the auditors’ audit work and reviews and pre-approves all audit and non-audit services that may be performed by them;

•	reviews and approves the planned scope of our annual audit;

•	monitors the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviews our financial statements and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

•	reviews our critical accounting policies and estimates;

•	oversees the adequacy of our accounting and financial controls;

•	annually reviews the audit committee charter and the committee’s performance;

•	reviews and approves all related-party transactions; and

•	establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our code of conduct.

The current members of our audit committee are Messrs. Alexander and Tsai. Mr. Alexander is the chairman of the audit committee and our audit committee financial expert as currently defined under applicable SEC rules. The composition of our audit committee does not currently comply with the applicable requirements of the Nasdaq and SEC rules and regulations in that we have two rather than three members of such committee. We anticipate that within one year of the date of this offering, the time required by applicable Nasdaq listing requirements, we will be in compliance with such requirements.

Compensation Committee

Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and directors, administers our stock option and benefit plans and reviews general policy relating to compensation and benefits. Duties of the compensation committee include:

•	reviewing and approving corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers;

•	evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives;

•	setting compensation of the chief executive officer and other executive officers;

•	administering the issuance of stock options and other awards to executive officers and directors under our stock plans; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

The current members of our compensation committee are Mr. Alexander, who is the committee chair, and Mr. Tsai. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with, the applicable requirements of the Nasdaq and the SEC rules and regulations.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee identifies individuals qualified to become directors; recommends to our board of directors director nominees for each election of directors; develops and recommends to our board of directors criteria for selecting qualified director candidates; considers committee member qualifications, appointment and removal; recommends corporate governance guidelines applicable to us; and provides oversight in the evaluation of our board of directors and each committee. The current members of the nominating and corporate governance committee are Mr. Tsai, who is the committee chair, and Mr. Alexander. We believe that the composition of our nominating and corporate governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with, the applicable requirements of the Nasdaq and the SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers who serve on our board of directors or compensation committee.

Compensation of Directors

We adopted a director compensation policy in August 2006. Prior to that, we have not paid any cash compensation to members of our board of directors for their services as directors.

Under our director compensation policy, we reimburse non-employee directors for reasonable expenses in connection with attendance at board and committee meetings. Effective upon the completion of this offering, our non-employee directors will receive an annual retainer of $40,000, payable quarterly. In addition, the chairperson of our audit committee will receive an annual retainer of $25,000, the chairperson of each of our compensation committee and nominating and corporate governance committee will receive an annual retainer of $5,000 and each director serving in a non-chairperson capacity on our audit, compensation or nominating and corporate governance committees will receive an annual retainer of $2,500 per committee, payable quarterly.

Non-employee directors also are eligible to receive stock options under our 1998 stock option plan. The exercise price of stock options to directors is based on the fair market value as determined by our board of directors on the date of grant.

Non-employee directors will receive nondiscretionary, automatic grants of nonstatutory stock options under our 1998 stock option plan. A non-employee director will be automatically granted an initial option to purchase 9,000 shares upon first becoming a member of our board of directors. A non-employee director serving as chairperson of the audit committee will receive initial grant of 6,000 shares. Non-employee directors serving as chairperson of the compensation or nominating and corporate governance committee will receive an initial grant of 1,000 shares. Each of these initial options vests and becomes exercisable over four years, with the first 25% of the shares subject to each initial option vesting on the first anniversary of the date of grant and the remainder vesting quarterly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each non-employee director will be automatically granted a nonstatutory option to purchase 2,250 shares of our common stock, the audit committee chairperson will receive an annual grant to purchase 1,500 shares of our common stock and the chairperson of each of the compensation and nominating and corporate governance committees will receive an annual grant to purchase 250 shares of our common stock. These options will vest and become exercisable on the first anniversary of the date of grant or immediately prior to our next annual meeting of stockholders, if earlier.

The options granted to non-employee directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control. Annual grants will be reduced proportionally if the person did not serve in that capacity for the full year after the annual grant.

Corporate Governance

Prior to the completion of this offering, our board will adopt a code of business conduct that applies to each of our directors, officers and employees. The code addresses various topics, including, but not limited to:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	record keeping;

•	confidentiality; and

•	protection and proper use of company assets.

Our board also adopted a code of ethics for senior executive officers applicable to our employees, officers and directors. Upon completion of this offering, the code of business conduct and the code of ethics will be posted on our website. We also intend to implement whistleblower procedures by establishing formal procedures for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to the audit committee.

Executive Compensation

The following table summarizes the compensation paid to our Chief Executive Officer and to our other most highly compensated executive officers who were the only executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during fiscal year 2006. We refer to these officers as our named executive officers.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation Awards	All Other Compensation(1)
Name and Principal Position	Salary	Bonus	Securities Underlying Options
Charles Liang, Chairman of the Board, President and Chief Executive Officer	$249,399	$36,058	—	$14,423
Howard Hideshima, Chief Financial Officer(2)	32,577	4,231	—	—
Alex Hsu, Chief Sales and Marketing Officer	223,167	27,885	—	—
Chiu-Chu (Sara) Liu Liang, Vice President of Operations and Treasurer	120,033	15,606	32,400	4,624
Yih-Shyan (Wally) Liaw, Vice President, International Sales and Corporate Secretary	137,470	14,568	—	7,947

(1)	Amounts represent payments for unused employee benefits.
(2)	Mr. Hideshima joined us as Chief Financial Officer in May 2006. Mr. Hideshima’s salary for fiscal year 2006 on an annualized basis was $220,000.

Stock Option Grants in Fiscal Year 2006

We have granted and plan to continue to grant options to purchase our common stock to executive officers, employees and other service providers. The following table provides information concerning options granted during fiscal year 2006 to our named executive officers:

	Individual Grants				Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise Price Per Share	Expiration Date

Name					5%	10%
Charles Liang	—	—	—	—	—	—
Howard Hideshima	—	—	—	—	—	—
Alex Hsu	—	—	—	—	—	—
Chiu-Chu (Sara) Liu Liang	32,400(3)	6.86%	$7.00	12/30/15
Yih-Shyan (Wally) Liaw	—	—	—	—	—	—

(1)	The percentage of total options granted to employees in fiscal year 2006 is based on options to purchase a total of 472,268 shares of our common stock at exercise prices ranging from $6.50 to $27.40.
(2)

Potential realizable values have been calculated based on the term of the option at the time of grant, which is 10 years. The values are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed initial public offering price of $             per share, minus the applicable exercise price. The assumed rates of growth are based on the Securities and Exchange Commission requirements and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.
(3)	Ms. Liang was granted an option to purchase 32,400 shares of our common stock at an exercise price of $7.00. The exercise price reflects the fair market value of our common stock on the date of grant, as determined by our board of directors.

Aggregated Option Exercises in Fiscal Year 2006 and Year-End Option Values

The following table provides information concerning exercisable and unexercisable stock options held as of June 30, 2006, by each of our named executive officers. Because there was no public market for our common stock as of June 30, 2006, amounts described in the following table under the heading “Value of Unexercised In-the-Money Options at June 30, 2006” are determined by multiplying the number of shares issued or issuable upon exercise of the option by the difference between an assumed initial public offering price of $             per share and the per share option exercise price.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Option at June 30, 2006		Value of Unexercised In-the-Money Options at June 30, 2006
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Charles Liang	—	—	1,662,500	187,500	$	$
Howard Hideshima	—	—	—	—	—	—
Alex Hsu	60,000	$189,000	48,359	65,016
Chiu-Chu (Sara) Liu Liang	—	—	380,000	32,400
Yih-Shyan (Wally) Liaw	—	—	295,312	19,688

Employment Agreements and Change in Control Agreements

We have not entered into employment agreements with any of our named executive officers.

Mr. Hsu and Ms. Liang have signed offer letters which provide for at-will employment. The offer letters provide for salary, stock options and right to participate in our employee benefit plans. We do not have any written employment arrangements with Messrs. Liang and Liaw.

Mr. Hideshima joined us as Chief Financial Officer in May 2006. His offer letter provides that his current annual base salary is $220,000 and he is eligible to receive a quarterly bonus based on his performance and company profitability. In November 2006, Mr. Hideshima was granted an option to acquire 65,000 shares of common stock at an exercise price equal to the fair market value on the date of grant, with 25% of the shares vesting on the first anniversary of the start date of his employment and the balance vesting in ratable portions each quarter for 3 years thereafter.

Bonuses for our named executive officers are currently determined on a case-by-case basis by the compensation committee based on a mix of company and individual performance objectives.

We have also entered into indemnification agreements with our directors and officers. See “Certain Relationships and Related Party Transactions—Director and Officer Indemnification.”

Employee Confidentiality Arrangements

We enter into agreements with all of our employees containing confidentiality provisions.

Stock Plans

1998 Stock Option Plan

In December 1998, our board of directors adopted and our stockholders approved the 1998 stock option plan, or the 1998 Plan.

Purpose.    The 1998 Plan is intended to enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants of the Company and its subsidiaries and to promote the success of our business. For these purposes, the 1998 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, and nonstatutory stock options.

Shares Subject to the 1998 Plan.    An aggregate of 6,500,000 shares of common stock have been reserved for issuance under the 1998 Plan. As of September 30, 2006, options covering 4,238,374 shares of common stock were outstanding under the 1998 Plan and 2,113,299 shares of common stock were available for future grant. Effective on the first day that our common stock is publicly traded, no further grants will be made from the 1998 Plan. Options granted under the 1998 Plan will continue to be subject to the terms and conditions as set forth in the agreements evidencing such options and the terms of the 1998 Plan.

Administration.    The 1998 Plan is administered by our board of directors or a committee of the Board. Subject to the provisions of the plan, the administrator determines in its discretion the persons to whom and the times at which options are granted, the types of options granted, the number of shares subject to options, and all of their terms and conditions. The administrator may amend any option, and accelerate or defer the exercise date of any option. The administrator has the authority to interpret the terms of the 1998 Plan and to make all determinations necessary or advisable for administration of the 1998 Plan.

Eligibility.    Incentive stock options may be granted only to employees, while nonstatutory stock options may be granted to employees, directors and consultants.

Terms of Stock Options.    The exercise price of incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of nonstatutory options may not be less than 85% of the fair market value of the common stock on the date of grant. The exercise price of stock options granted to stockholders owning shares representing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation may not be less than 110% of the fair market value of the common stock on the date of grant.

In general, stock options granted under the 1998 Plan may not have a term exceeding ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for at least 30 days after the date of such termination. If an optionee’s service relationship with us terminates by reason of death or disability, the optionee or a personal representative may exercise the vested portion of any options for six months after the date of such termination.

Sale of the Company.    Upon any merger or consolidation in which the Company is not the surviving corporation or in which it survives as a subsidiary of the acquiring corporation, options granted under the 1998 Plan will terminate unless they are assumed by the acquiring corporation. The plan administrator is authorized to accelerate the vesting of options on such terms and conditions as it determines.

Amendment and Termination.    Our board of directors may amend or terminate the 1998 Plan as it deems advisable.

2006 Equity Incentive Plan

Our 2006 equity incentive plan, or the Equity Plan, was approved by our board of directors on August 28 2006 and will be effective upon its approval by our stockholders, currently anticipated in December 2006.

Purpose.    The Equity Plan is intended to make available incentives that will assist us to attract, retain and motivate employees whose contributions are essential to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock purchase rights, restricted stock bonuses, restricted stock units, performance shares, performance units, deferred compensation awards, cash-based awards, other stock-based awards and nonemployee director awards.

Shares Subject to Equity Plan.    A total of 2,000,000 shares of our common stock are initially authorized and reserved for issuance under the Equity Plan. This reserve will automatically increase on July 1, 2007 and each subsequent anniversary through 2016, by an amount equal to the smaller of (a) three percent (3%) of the number of shares of stock issued and outstanding on the immediately preceding June 30, or (b) a lesser amount determined by the Board. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the Equity Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the Equity Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the Equity Plan.

Administration.    The administrator of our Equity Plan will generally be the compensation committee of our board of directors. Subject to the provisions of the Equity Plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the participant. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, or otherwise modify the vesting of any award. Repricing of stock options is not prohibited under the terms of the Equity Plan. The administrator has the authority to construe and interpret the terms of the Equity Plan and awards granted under it. All awards granted under the Equity Plan are intended to either comply with or be exempt from the requirements of Section 409A of the Internal Revenue Code.

Eligibility.    Awards may be granted under the Equity Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units and cash-based awards or other stock-based awards to any eligible participant. Non-employee director awards will be granted only to members of our board of directors who, at the time of grant, are not employees. Deferred compensation awards may be granted only to officers, directors and select members of management or highly compensated employees.

Stock Options.    The administrator may grant nonstatutory stock options, “incentive stock options,” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price for each option is established in the discretion of the administrator. However, the exercise price of a stock option may not be less than the fair market value (as defined by the Equity Plan) of a share of our common stock on the date of grant. Any incentive stock option granted to a person who owns stock possessing more than 10 percent of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation must have an exercise price equal to at least 110 percent of the fair market value of a share of our common stock on the date of grant and a term not exceeding five years. The term of all other options may not exceed ten years. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless otherwise provided by the administrator, an option generally will remain exercisable for three months following the participant’s termination of service, except that if service terminates as a result of the participant’s death or disability, the option generally will remain exercisable for twelve months, but in any event not beyond the expiration of its term. An option held by a participant whose service is terminated for cause will immediately cease to be exercisable.

Stock Appreciation Rights.    A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation either in cash or in shares of our common stock. The administrator may grant stock appreciation rights under the Equity Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. Stock appreciation rights will be settled in shares or paid in cash, if applicable, as soon as administratively possible after exercise. The maximum term of any stock appreciation right granted under the Equity Plan is ten years.

Restricted Stock Awards.    The administrator may grant restricted stock awards under the Equity Plan either in the form of a stock purchase right, giving a participant an immediate right to purchase our common stock, or in the form of a stock bonus, for which the participant furnishes consideration in the form of services to us. The administrator determines the purchase price payable under stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance goals similar to those described below in connection with performance shares and performance units as the administrator specifies, and the shares acquired may not be transferred by the participant until vested. Unless otherwise determined by the administrator, a participant will forfeit any unvested shares acquired pursuant to a stock bonus upon voluntary or involuntary termination of service with us for any reason, including death or disability. The administrator has the option to repurchase any unvested shares acquired pursuant to a stock purchase right at the original purchase price upon voluntary or involuntary termination of service with us for any reason, including death or disability. Participants holding restricted stock awards will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

Restricted Stock Units.    Restricted stock units granted under the Equity Plan represent a right to receive shares of our common stock at a future date determined in accordance with the participant’s award agreement. The administrator, in its discretion, may provide for settlement of any restricted stock unit by payment to the participant in shares, or in cash of an amount equal to the fair market value on the payment date of the shares of stock issuable to the participant. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant’s services to us. The administrator may grant restricted stock unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions based on service or other performance goals. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Units.    The administrator may grant performance shares and performance units under the Equity Plan, which are awards that will result in a payment to a participant only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in shares of our common stock, while performance unit awards are denominated in dollars. In granting a performance share or unit award, the administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the Equity Plan, such as revenue, gross margin, net income, free cash flow, return on capital, market share or other performance goals. To the extent earned, performance share and unit awards may be settled in cash, shares of our common stock or any combination of these. Payments will generally be made in lump sum. Unless otherwise determined by the administrator, if a participant’s service terminates due to death or disability prior to completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the participant remained in service. Except as otherwise provided by the Equity Plan, if a participant’s service terminates for any other reason, the participant’s performance shares or units are forfeited.

Deferred Compensation Awards.    The Equity Plan authorizes the administrator to establish a deferred compensation award program. If and when implemented, participants designated by the administrator who are officers, directors or members of a select group of management or highly compensated employees may elect to receive, in lieu of compensation otherwise payable in cash, awards of stock units. Designated participants may elect to receive in lieu of cash or shares of common stock issuable upon the exercise or settlement of stock options, stock appreciation rights or performance share or performance unit awards, an award of deferred stock units. Each such stock unit represents a right to receive one share of our common stock at a future date determined in accordance with the participant’s award agreement. Deferred stock units will be settled by distribution to the participant of a number of whole shares of common stock equal to the number of stock units subject to the award on a settlement date elected by the participant at the time of his or her election to receive the deferred stock unit award. Participants are not required to pay any additional consideration in connection with the settlement of deferred stock units. A holder of deferred stock units has no voting rights or other rights as a stockholder until shares of common stock are issued to the participant in settlement of the stock units. However, participants holding deferred stock units will be entitled to dividend equivalent rights with respect to any payment of cash dividends on an equivalent number of shares of common stock. Such dividend equivalent rights will be credited in the form of additional whole stock units. Prior to settlement, deferred stock units may not be assigned or transferred other than by will or the laws of descent and distribution.

Cash-Based Awards and other Stock-Based Awards.    The administrator has the discretion to grant cash-based awards and stock-based awards that are not otherwise described in the Equity Plan. Other stock-based awards may be granted in the discretion of the administrator and may include the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or other forms. Other stock-based awards may be settled with stock or cash. The terms and conditions of cash-based awards and other stock-based awards will be set forth in the award agreement and may require the achievement of performance goals. Prior to settlement, cash-based awards and other stock-based awards may not be assigned or transferred other than by will or the laws of descent and distribution.

Nonemployee Director Awards.    Only members of the board of directors who are not employees (a “nonemployee director”) at the time of grant are eligible to participate in the nonemployee director awards component of the Equity Plan. The Board or the Committee shall set the amount and type of nonemployee director awards to be awarded on a periodic, non-discriminatory basis. Nonemployee directors awards may be granted in the form of nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards. Subject to adjustment for changes in our capital structure, no nonemployee director may be awarded, in any fiscal year, one or more nonemployee director awards for more than 100,000 shares. However, the annual limit may be increased by the following additions: (i) an additional 50,000 shares in the fiscal year in which the nonemployee director is first appointed or elected to the Board, (ii) an additional 50,000 shares in any fiscal year in which the nonemployee director is serving as the chairman or lead director of the Board, (iii) an additional 50,000 shares in any fiscal year for each committee of the Board on which the nonemployee director is then serving other than as chairman of the committee, and (iv) an additional 50,000 shares in any fiscal year for each committee of the Board on which the nonemployee director is then serving as chairman of the committee.

Change in Control.    In the event of a change in control as described in the Equity Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the Equity Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The administrator may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all nonemployee director awards will automatically be accelerated in full. The Equity Plan also authorizes the administrator, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each vested share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

Amendment and Termination.    The Equity Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of the effective date of the Equity Plan. The administrator may amend, suspend or terminate the Equity Plan at any time, provided that without stockholder approval, the Equity Plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law or listing rule. Amendment, suspension or termination of the Equity Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable law, regulation or rule.

401(k) Plan

In 1997, we adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, which generally covers our non-union employees. The plan is intended to qualify under Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, so that contributions, and income earned thereon, are not taxable to employees until withdrawn from the plan. Under the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($15,000 in calendar year 2006) and have the amount of the reduction contributed to the plan. The plan also permits, but does not require, us to make matching contributions and profit-sharing contributions to the plan on behalf of participants. In addition, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the 401(k) plan, provided that such employees are age 50 or older ($5,000 in calendar year 2006). To date, we have not made any discretionary matching or profit-sharing contributions to the 401(k) plan. As a tax-qualified plan, we can generally deduct contributions to the 401(k) plan when made, and such contributions are not taxable to participants until distributed from the plan. Pursuant to the terms of the plan, participants may direct the trustees to invest their accounts in selected investment options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Director and Officer Indemnification

We have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. In addition, our certificate of incorporation to be in effect upon the completion of this offering contains provisions limiting the liability of our directors and our bylaws contain provisions requiring us to indemnify our officers and directors. See “Description of Capital Stock—Limitation of Liability.”

Stock Option Awards

On August 31, 2003, Alex Hsu, our Chief Sales and Marketing Officer, was granted an option to purchase 173,375 shares of our common stock at an exercise price of $3.85 pursuant to our 1998 Plan.

On March 31, 2004, Yih-Shyan (Wally) Liaw, our Vice President of International Sales and Corporate Secretary, was granted an option to purchase 45,000 shares of our common stock at an exercise price of $5.06 pursuant to our 1998 Plan.

On December 28, 2004, Charles Liang, our President, Chief Executive Officer and Chairman of the Board, was granted an option to purchase 300,000 shares of our common stock at an exercise price of $6.16 pursuant to our 1998 Plan.

On December 30, 2005, Chiu-Chu (Sara) Liu Liang, our Vice President of Operations, Treasurer and Director, was granted an option to purchase 32,400 shares of our common stock at an exercise price of $7.00 pursuant to our 1998 Plan.

On November 17, 2006, Howard Hideshima, our Chief Financial Officer, was granted an option to purchase 65,000 shares of common stock at an exercise price of $27.78 pursuant to our 1998 Plan.

Transactions with Ablecom Technology Inc.

Steve Liang, Chief Executive Officer of Ablecom Technology Inc., a Taiwan corporation and our major provider of contract manufacturing and design collaboration services, is the brother of Charles Liang, our President, Chief Executive Officer and Chairman of the Board. Steve Liang was a member of our board of directors until December 31, 2005, and beneficially owned approximately 4.5% of our outstanding common stock prior to the completion of this offering. Chiu-Chu (Sara) Liu Liang and Charles Liang jointly own approximately 30.7% of Ablecom’s outstanding common stock as of September 30, 2006. Charles Liang served as a Director of Ablecom during our fiscal 2006, but is no longer serving in such capacity. In addition, as of September 30, 2006, Yih-Shyan (Wally) Liaw and his wife jointly owned approximately 5.2% of Ablecom’s outstanding common stock, and collectively, Mr. Charles Liang, Ms. Liang, Mr. Liaw, Mr. Steve Liang and relatives of these individuals owned over 80% of Ablecom’s outstanding common stock.

We have entered into a series of product design and manufacturing agreements with Ablecom under which we purchase chassis, power supplies and other components from Ablecom. Under these agreements, we outsource a significant portion of our design and manufacturing of components such as server chassis to Ablecom. Ablecom agrees to design products according to our specifications. Additionally, Ablecom agrees to build the tools needed to manufacture the products. Under the product design and manufacturing agreements, we commit to purchase a minimum quantity over a set period. The purchase price of the products manufactured by Ablecom is negotiated on a purchase order by purchase order basis at each purchase date. However, a fixed charge is added to the price of each unit purchased until the agreed minimum number of units is purchased.

We have also entered into a distribution agreement with Ablecom pursuant to which Ablecom purchases from us server products for distribution in Taiwan. The pricing and terms under the distribution agreement are similar to the pricing and terms of distribution arrangements we have with similar third party distributors. For more information, see “Notes to Consolidated Financial Statements—Note 7.”

Our Taiwan subsidiary leases approximately 14,000 square feet of office and factory facilities from Ablecom under a one-year lease that will expire in February 2007. The monthly rent under the lease is approximately $13,000. From October 2004 to February 2006, our Taiwan subsidiary leased a facility of approximately 8,400 square feet from Ablecom, and the monthly rent under that lease was approximately $6,200.

Transactions with Tatung Company

Tatung Company, a Taiwan corporation and one of our major contract manufacturers, beneficially owned approximately 9% of our outstanding common stock prior to the completion of this offering. We entered into a product manufacturing agreement with Tatung on April 16, 2004 under which Tatung manufactures our products pursuant to our purchase orders. We also entered into a purchase agreement on September 1, 2004 under which Tatung purchases our server and computer component products. For more information, see “Notes to Consolidated Financial Statements—Note 7.”

All future transactions, if any, between us and our officers, directors and principal stockholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal stockholders are affiliated will be approved by the audit committee or our board of directors or otherwise in accordance with the then applicable Securities and Exchange Commission, or the SEC, and Nasdaq rules and regulations governing the approval of such transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of November 30, 2006, and as adjusted to reflect the sale of shares offered hereby, by:

•	each person or entity who we know beneficially owns more than 5% of our outstanding capital stock;

•	each of the named executive officers;

•	each selling stockholder;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after November 30, 2006 are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, each of the persons named in this table has sole voting and investment power with respect to all the shares indicated as beneficially owned by such person.

Applicable percentage ownership in the following table is based on 11,109,642 shares of common stock outstanding as of November 30, 2006 and              shares of common stock outstanding immediately following the completion of this offering. Unless otherwise indicated, the address for each stockholder listed is c/o Super Micro Computer, Inc., 980 Rock Avenue, San Jose, CA 95131.

Principal and Selling Stockholders Table

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent	Number of Shares Offered	Number	Percent
5% Stockholders:
Tatung Company 22, Chungshan N. Rd. 3rd Sec. Taipei, Taiwan, 104	1,000,000	9.0%			%
Chung-Chang (John) Tsai	900,000	8.1
Fei-Yi Kao	600,000	5.4
Executive Officers and Directors:
Charles Liang(1)	5,378,100	48.4
Howard Hideshima	—	—	—
Alex Hsu(2)	140,866	1.3	—
Chiu-Chu (Sara) Liang(3)	5,378,100	48.4	—
Yih-Shyan (Wally) Liaw(4)	1,883,437	16.9
Bruce Alexander	—	—	—
Hwei-Ming (Fred) Tsai(5)	250,000	2.3	—
All directors and executive officers as a group (7 persons)(6)	7,652,403	68.9
Additional Selling Stockholders:

*	Less than one percent (1%).
(1)	Includes 1,700,000 shares issuable upon the exercise of options exercisable within 60 days after November 30, 2006, 300,000 shares held by CL Grantor Retained Trust and 300,000 shares held by

CL2 Grantor Retained Trust. Ms. Chiu-Chu (Sara) Liang is the trustee of both trusts. Also includes 240,000 shares held by Ms. Liang, Mr. Charles Liang’s spouse. See footnote 3.
(2)	Includes 80,866 shares issuable upon the exercise of options exercisable within 60 days after November 30, 2006.
(3)	Includes 388,100 shares issuable upon the exercise of options exercisable within 60 days after November 30, 2006. Also includes 3,050,000 shares held by Mr. Liang, Ms. Sara Liang’s spouse. See footnote 1.
(4)	Includes 300,937 shares issuable upon the exercise of options exercisable within 60 days after November 30, 2006, 300,000 shares held by SML Grantor Retained Trust, for which Mrs. Shyu S. (May) Liaw serves as a trustee, 300,000 shares held by YSL Grantor Retained Trust, for which Mr. Yih-Shyan (Wally) Liaw serves as trustee, 880,000 shares held by Liaw Family Trust, for which Mr. and Mrs. Liaw serve as trustees, and 102,500 shares issuable upon the exercise of options granted to Mrs. Liaw, Mr. Liaw’s spouse, exercisable within 60 days after November 30, 2006.
(5)	Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days after November 30, 2006.
(6)	Includes 2,622,403 shares issuable upon the exercise of options exercisable within 60 days after November 30, 2006.

DESCRIPTION OF OUR CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share.

The following is a summary of the material terms of our common stock and preferred stock, giving effect to the amendments to the certificate of incorporation to be filed upon completion of the offering. Please see our amended and restated certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

Common Stock

As of September 30, 2006, there were 11,100,150 shares of our common stock outstanding, held of record by approximately 53 stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the completion of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the Board. In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding after the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Following the completion of this offering, 10,000,000 shares of undesignated preferred stock will be authorized for issuance. Our board of directors has the authority, without further action by the stockholders, to issue preferred stock in one or more series. In addition, the Board may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Delaware Law

We will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

•	the affiliates and associates of any such person.

Certificate of Incorporation and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, or to alter, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors, the ability of stockholders to take action and the indemnification of our directors, and the percentage of shares necessary to amend the certificate of incorporation;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	holders of at least 10% or more of our common stock may call special meetings of the stockholders;

•	our board of directors will be divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval; and

•	we will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.

Limitation of Liability

As permitted by the Delaware general corporation law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our certificate of incorporation and bylaws also provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

Under our bylaws, we have the power to purchase and maintain insurance to the extent reasonably available on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the persons fulfilling one of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law. We intend to maintain director and officer liability insurance on behalf of our directors and officers.

Stock Transfer Agent

The transfer agent and registrar for our common stock is                      located at                     .

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. While all currently outstanding shares are subject to contractual and legal restrictions on resale for at least 180 days after the date of this prospectus, as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of                      shares of our common stock, based upon the number of shares outstanding as of September 30, 2006, no exercise of the underwriters’ overallotment option, no exercise of outstanding options and warrants, and no grant of additional options or warrants. All shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, or are shares restricted by contractual agreements and will be eligible for sale in the public market as follows:

Lock-up Agreements.    All of our directors, officers and holders of our outstanding common stock are subject to lock-up agreements under which they have agreed, with limited exceptions, not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus without the prior consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated. In addition, the 180-day period may be extended for up to 34 additional days under certain circumstances. See “Underwriters.” The shares of our common stock to be sold by the selling stockholders in this offering are not subject to lock-up restrictions. Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

Rule 144.    In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Based upon the number of shares outstanding as of September 30, 2006, an aggregate of approximately              shares of our common stock will be eligible to be sold pursuant to Rule 144, subject to the volume restrictions described in the previous sentence, beginning 90 days after the date of this prospectus. However, all of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Based upon the number of shares outstanding as of September 30, 2006, an aggregate of approximately              shares of our common stock will be eligible to be sold pursuant to Rule 144(k) after the date of the prospectus. However, all of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Rule 701.    In general, under Rule 701 of the Securities Act as currently in effect, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144,

in each case, without compliance with the one-year holding requirements of Rule 144.

An aggregate of 11,100,150 shares of our common stock that were outstanding as of September 30, 2006 and approximately 6,199,925 shares of our common stock that may be acquired upon the exercise of options outstanding as of September 30, 2006, will be eligible to be sold pursuant to Rule 701 beginning 90 days after the date of the prospectus, subject to the vesting provisions that may be contained in individual option agreements. However, all of the outstanding shares and shares issuable upon exercise of outstanding options described above are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Stock Plans.    We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our 1998 stock option plan and the 2006 equity incentive plan. This registration statement is expected to become effective upon filing. Shares covered by this registration statement will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder,” other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of the company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, such as non-U.S. holders subject to special tax treatment under U.S. federal tax laws (including partnerships or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” banks and insurance companies, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, non-U.S. holders that do not hold our common stock as a capital asset and persons who hold or receive common stock as compensation). In addition, this discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

We have not requested a ruling from the Internal Revenue Service, or the IRS, in connection with the tax consequences described herein. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position.

IN VIEW OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF OUR STOCK, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, IN LIGHT OF YOUR OWN PARTICULAR TAX SITUATIONS.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	the Company is or has been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised the majority of our assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement among us, the selling stockholders and the underwriters named below, the underwriters, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Needham & Company, LLC are acting as representatives, have each agreed to purchase, and we and the selling stockholders have agreed to sell to the underwriters, severally, the number of shares of our common stock indicated in the table below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Needham & Company, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions paid by us and the selling stockholders would be $             and $            , respectively, and the total proceeds to us and the selling stockholders would be $             and $            , respectively.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $             million.

All of our directors and officers and holders of substantially all of our outstanding stock have entered into “lock-up” agreements under which they have agreed that, without the prior written consent of both Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

Moreover, if:

•	during the last 17 days of the 180-day restricted period referred to above we issue an earnings release or disclose material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the disclosure of the material news or the occurrence of the material event.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of our shares of common stock to the underwriters;

•	shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that no transfers occur under such plan during the lock up period;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift; or

•	distributions of shares of common stock or any securities to partners, members or stockholders of the stockholder, or affiliates of the stockholder, if the stockholder is a corporation.

Provided that in the case of each of the last two transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph, and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made in connection with these transactions during the restricted period.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. Neither we nor any of the underwriters make any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “SMCI.”

Pursuant to the underwriting agreement, we, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares, or         % of the shares, offered in this prospectus, for our directors, officers, employees, business associates and other related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. Participants in the directed share program will be required to agree not to sell, transfer, assign, pledge or hypothecate shares acquired through the directed share program for a period of 180 days after purchasing the shares. This lock-up period will be extended if, during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or, if prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

Pricing of the Offering

Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters of this offering. Other than the electronic prospectus, the information on the websites of the underwriters is not part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees for these transactions.

LEGAL MATTERS

The validity of the common stock offered will be passed upon for us by DLA Piper US LLP, East Palo Alto, California. Selected legal matters relating to this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of Super Micro Computer, Inc. as of June 30, 2005 and 2006, and for each of the three years in the period ended June 30, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph related to related party transactions discussed in Note 7), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement, including exhibits, schedules and amendments. This prospectus is a part of the registration statement and includes all of the information that we believe is material to an investor considering whether to make an investment in our common stock. We refer you to the registration statement for additional information about us, our common stock and this offering, including the full texts of the exhibits, some of which have been summarized in this prospectus. The registration statement is available for inspection and copying at the SECs Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains the registration statement. The address of the SECs Internet site is http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we intend to file reports, proxy statements and other information with the SEC.

SUPER MICRO COMPUTER, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Super Micro Computer, Inc.

We have audited the accompanying consolidated balance sheets of Super Micro Computer, Inc. and subsidiaries (the “Company”) as of June 30, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Super Micro Computer, Inc. and subsidiaries as of June 30, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, the Company has significant purchases from and sales to a related party.

/s/    Deloitte & Touche LLP

San Jose, California

September 12, 2006

(November 10, 2006 as to the second

paragraph of Note 10)

SUPER MICRO COMPUTER, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	June 30, 2005	June 30, 2006	September 30, 2006
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,170	$16,509	$17,050
Short-term investments	1,767	53	53
Accounts receivable, net of allowances of $1,389, $531 and $643 at June 30, 2005 and 2006 and September 30, 2006 (including amounts receivable from a related party of $201, $310 and $1,061 at June 30, 2005 and 2006 and September 30, 2006)	13,523	22,252	26,577
Inventories, net	40,525	57,612	77,986
Deferred income taxes	2,679	3,440	3,440
Prepaid expenses and other current assets	765	1,311	4,078

Total current assets	70,429	101,177	129,184
Property, plant and equipment, net	19,077	29,605	30,572
Other assets	156	219	213

Total assets	$89,662	$131,001	$159,969

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including amounts due to a related party of $21,631, $23,492 and $28,504 at June 30, 2005 and 2006 and September 30, 2006)	$37,748	$52,019	$69,106
Accrued liabilities	6,569	8,891	13,282
Income tax payable	2,323	1,085	4,073
Accrued litigation loss	—	575	179
Advances from receivable financing arrangements	363	800	784
Current portion of capital lease obligations	53	165	136
Current portion of long-term debt	451	616	625

Total current liabilities	47,507	64,151	88,185

Deferred income taxes-noncurrent	456	398	398
Long-term capital lease obligations-net of current portion	57	64	53
Long-term debt-net of current portion	12,515	18,621	18,456

Total liabilities	60,535	83,234	107,092

Commitments and contingencies (Note 10)

Stockholders’ equity:
Common stock, no par value
Authorized shares: 20,000,000
Issued and outstanding shares: 10,969,323, 11,087,132 and 11,100,150 at June 30, 2005 and 2006 and September 30, 2006, respectively	7,462	10,536	10,511
Deferred stock compensation	(1,182)	(2,563)	(2,237)
Retained earnings	22,847	39,794	44,603

Total stockholders’ equity	29,127	47,767	52,877

Total liabilities and stockholders’ equity	$89,662	$131,001	$159,969

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)
Net sales (including related party sales of $4,549, $4,064 and $3,881 in fiscal 2004, 2005 and 2006 and $958 and $ 1,801 in three months ended September 30, 2005 and 2006)	$167,065	$211,763	$302,541	$64,525	$90,187
Cost of sales (including related party purchases of $44,371, $57,342 and $75,718 in fiscal 2004, 2005 and 2006 and $19,378 and $24,390 in three months ended September 30, 2005 and 2006)	138,232	178,293	242,235	52,005	72,202

Gross profit	28,833	33,470	60,306	12,520	17,985

Operating expenses:
Research and development	8,513	10,609	15,814	3,253	4,937
Sales and marketing	8,439	7,197	9,363	2,252	2,357
General and administrative	5,074	5,380	6,931	1,545	2,603
Provision for (reversal of) litigation loss	—	(1,178)	575	—	(120)

Total operating expenses	22,026	22,008	32,683	7,050	9,777

Income from operations	6,807	11,462	27,623	5,470	8,208
Interest income	27	117	254	58	54
Interest expense	(771)	(867)	(1,257)	(243)	(327)
Other income, net	20	17	2	—	—

Income before income tax provision	6,083	10,729	26,622	5,285	7,935
Income tax provision	1,229	3,639	9,675	1,942	3,126

Net income	$4,854	$7,090	$16,947	$3,343	$4,809

Net income per share:
Basic	$0.44	$0.65	$1.54	$0.30	$0.43
Diluted	$0.35	$0.48	$1.06	$0.22	$0.30
Shares used in per share calculation:
Basic	10,948,618	10,957,346	11,005,293	10,979,257	11,095,301
Diluted	14,030,828	14,721,210	15,923,432	15,027,682	16,107,383

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock		Deferred Compensation	Retained Earnings	Total
	Shares	Amount
Balance at June 30, 2003	10,856,823	$5,515	$—	$10,903	$16,418
Exercise of stock options	95,000	20	—	—	20
Non-employee stock-based compensation	—	114	—	—	114
Deferred stock-based compensation	—	585	(585)	—	—
Amortization of deferred compensation	—	—	88	—	88
Forfeitures of stock-based compensation	—	(3)	3	—	—
Tax benefit resulting from stock option transactions	—	74	—	—	74
Net income	—	—	—	4,854	4,854

Balance at June 30, 2004	10,951,823	6,305	(494)	15,757	21,568
Exercise of stock options	17,500	44	—	—	44
Non-employee stock-based compensation	—	79	—	—	79
Deferred stock-based compensation	—	1,058	(1,058)	—	—
Amortization of deferred compensation	—	—	346	—	346
Forfeitures of stock-based compensation	—	(24)	24	—	—
Net income	—	—	—	7,090	7,090

Balance at June 30, 2005	10,969,323	7,462	(1,182)	22,847	29,127
Exercise of stock options	117,809	377	—	—	377
Non-employee stock-based compensation	—	209	—	—	209
Deferred stock-based compensation	—	2,345	(2,345)	—	—
Amortization of deferred compensation	—	—	887	—	887
Forfeitures of stock-based compensation	—	(77)	77	—	—
Tax benefit resulting from stock option transactions	—	220	—	—	220
Net income	—	—	—	16,947	16,947

Balance at June 30, 2006	11,087,132	$10,536	$(2,563)	$39,794	$47,767
Exercise of stock options*	13,018	43	—	—	43
Non-employee stock-based compensation*	—	22	—	—	22
Amortization of deferred compensation*	—	—	236	—	236
Forfeitures of stock-based compensation*	—	(90)	90	—	—
Net income*	—	—	—	4,809	4,809

Balance at September 30, 2006*	11,100,150	$10,511	$(2,237)	$44,603	$52,877

*	(Unaudited)

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)
OPERATING ACTIVITIES:
Net income	$4,854	$7,090	$16,947	$3,343	$4,809
Reconciliation of net income to net cash provided by operating activities:
Depreciation expense	719	922	1,214	248	346
Stock-based compensation expense	202	425	1,096	187	258
Allowance for doubtful accounts	124	88	18	38	16
Allowance for sales returns	1,767	4,148	2,497	412	954
Loss on disposal of property and equipment	14	2	13	—	2
Deferred income taxes	(408)	133	(819)	—	—
Gain on short term investments	—	—	(9)	(7)	—
Changes in operating assets and liabilities:
Accounts receivable (including changes in related party balances of $(2), $(193), and $(109) in fiscal years 2004, 2005 and 2006 and $139 and $751 in three months ended September 30, 2005 and 2006)	(2,577)	(9,601)	(11,244)	(4,100)	(5,295)
Inventories	(10,282)	(8,904)	(17,087)	(9,008)	(20,374)
Prepaid expenses and other assets	(1,018)	530	(523)	(169)	(2,049)
Accounts payable (including changes in related party balances of $8,301, $3,543, and $1,861 in fiscal years 2004, 2005 and 2006 and $8,254 and $5,012 in three months ended September 30, 2005 and 2006)	12,414	6,586	14,224	16,368	16,930
Income tax payable	(848)	2,323	(1,018)	143	2,988
Accrued litigation loss	—	(1,178)	575	—	(396)
Accrued liabilities	850	2,178	2,322	813	4,391

Net cash provided by operating activities	5,811	4,742	8,206	8,268	2,580

INVESTING ACTIVITIES:
Restricted cash-decrease (increase)	(1,734)	1,734	—	—	—
Proceeds from maturity of short-term investments	—	200	1,826	1,480	—
Purchases of property and equipment	(6,412)	(1,050)	(11,452)	(9,883)	(1,155)
Purchases of short-term investments	(200)	(1,767)	(103)	(51)	—
Other assets	(53)	19	(63)	(74)	6

Net cash used in investing activities	(8,399)	(864)	(9,792)	(8,528)	(1,149)

FINANCING ACTIVITIES:
Proceeds from long-term debt	4,275	—	8,939	7,920	—
Proceeds from exercise of stock options	20	44	377	31	43
Repayment of long-term debt	(308)	(403)	(2,668)	(97)	(156)
Payment of obligations under capital leases	(130)	(71)	(97)	(20)	(40)
Advances (payments) under receivable financing arrangements	(267)	363	437	605	(16)
Payment of offering costs	—	—	(63)	—	(721)

Net cash provided by (used in) financing activities	3,590	(67)	6,925	8,439	(890)

Net increase in cash and cash equivalents	1,002	3,811	5,339	8,179	541
Cash and cash equivalents at beginning of year	6,357	7,359	11,170	11,170	16,509

Cash and cash equivalents at end of year	$7,359	$11,170	$16,509	$19,349	$17,050

Supplemental disclosure of cash flow information:
Cash paid for interest	$730	$908	$1,255	$243	$327
Cash paid for taxes	3,203	492	11,510	1,800	137
Non-cash investing and financing activities:
Equipment purchased under capital leases	173	16	216	12	—
Deferred stock-based compensation related to stock option grants	585	1,058	2,345	921	—
Reversal of deferred stock-based compensation for cancellation of stock options	3	24	77	16	90
Accrued costs for property and equipment purchases	218	84	131	82	288
Accrued offering costs	—	—	355	—	1,805

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Note 1.    Organization and Summary of Significant Accounting

Organization—Super Micro Computer, Inc. was incorporated in California on September 28, 1993 and develops and provides high performance server solutions based upon an innovative, modular and open-standard architecture. Super Micro Computer has wholly owned subsidiaries in the Netherlands and Taiwan.

Principles of Consolidation—The consolidated financial statements reflect the consolidated balance sheets, results of operations and cash flows of Super Micro Computer, Inc. and its wholly owned subsidiaries (collectively, the “Company”). All intercompany accounts and transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to: allowances for doubtful accounts and sales returns, cooperative advertising accruals, inventory valuation, product warranty accruals, depreciation and amortization, income taxes and contingencies. Actual results could differ from those estimates.

Unaudited Interim Consolidated Financial Information—The interim consolidated financial information for the three months ended September 30, 2005 and 2006 is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited interim consolidated information includes all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the interim consolidated financial information. Operating results for the three months ended September 30, 2006 are not necessarily indicative of results for any subsequent periods.

Cash and Cash Equivalents—The Company considers all highly liquid instruments with an original maturity of three months or less from the date of purchase to be cash and cash equivalents. Cash equivalents consist primarily of money market funds.

Short-term Investments—Short-term investments consist of certificate of deposits with maturities of more than three months but less than one year. The short-term investments are carried at amortized cost which approximates fair value.

Inventory—Inventory is stated at the lower of cost (first-in, first-out method) or market. Inventory consists of raw materials (principally components), work in process (principally products being assembled) and finished goods. Market value represents net realizable value for finished goods and work in process and replacement value of raw materials and parts. The Company’s products are subject to rapid technological obsolescence and severe price competition. Should the Company experience a substantial unanticipated decline in the selling price or demand of its products, a significant charge to operations could result. During 2004, 2005, 2006 and the three months ended September 30, 2005 and 2006, the Company recorded inventory write-downs charged to cost of sales of $2,043,000, $1,429,000, $2,867,000, $574,000 and $1,234,000, respectively, for excess and obsolete inventory.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Property and Equipment—Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets as follows:

Machinery and equipment	1.5 to 7 years
Furniture and fixtures	5 years
Software	3 years
Building	39 years
Building improvements	20 years
Leasehold improvements	shorter of lease term or estimated useful life

For assets acquired and financed under capital leases, the present value of the future minimum lease payments is recorded at the date of acquisition as property and equipment with the corresponding amount recorded as a capital lease obligation, and the amortization is computed on a straight-line basis over the shorter of lease term or estimated useful life.

Long-Lived Assets—The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the discounted cash flows compared to the carrying amount. No impairment charge has been recorded in any of the periods presented.

Revenue Recognition—The Company accounts for its revenue under the provisions of Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements. Under the provisions of SAB No. 104, the Company recognizes revenue from sales of products, when persuasive evidence of an arrangement exists, shipment has occurred and title has transferred, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, and all significant obligations have been met. Generally this occurs at the time of shipment when risk of loss and title has passed to the customer. The Company’s standard arrangement with its customers includes a signed purchase order or contract, free-on-board shipping point terms, 30 to 60 days payment terms, and no customer acceptance provisions. Certain customers have free-on-board destination terms and revenue is recognized when the products arrive at the destination. The Company generally does not provide for non-warranty rights of return except for products which have “Out-of-box” failure, in which case customers may return these products for credit within 30 days of receiving the items. Certain distributors and OEMs are also permitted to return products in unopened boxes, limited to purchases over a specified period of time, generally within 60 to 90 days of the purchase, or to products in the distributor’s or OEM’s inventory at certain times (such as the termination of the agreement or product obsolescence). In addition, the Company has a sales arrangement with an original equipment manufacturer (“OEM”) under which the Company sells its products with the OEM’s brand to the OEM. The OEM has limited product return rights. To estimate reserves for future sales returns, the Company regularly reviews its history of actual returns for each major product line. The Company also communicates regularly with the relevant distributors to gather information about end customer satisfaction, and to determine the volume of inventory in the channel. Reserves for future returns are adjusted as necessary, based on returns experience, returns expectations and communication with its distributors.

In addition, certain customers have acceptance provisions and revenue is deferred until the customers provide the necessary acceptance. At September 30, 2006, the Company had deferred revenue and related deferred product costs of $2,334,000 and $1,992,000, respectively, related to shipments to customers pending acceptances. There is no deferred revenue and related deferred product costs at June 30, 2005 and 2006.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Probability of collection is assessed on a customer-by-customer basis. Customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. If it is determined from the outset of an arrangement that collection is not probable based upon the review process, the customers are required to pay cash in advance of shipment. The Company provides for price protection to certain distributors. Management assesses the market competition and product technology obsolescence, and makes price adjustments based on their judgment. Upon each announcement of price reductions, the accrual for price protection is calculated based on the distributors’ inventory on hand. Such reserves are recorded as a reduction to revenue at the time management reduces the product prices in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). Credits issued by the Company pursuant to these provisions were $397,000, $203,000, $75,000, $12,000 and $42,000 for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2005 and 2006, respectively. The Company does not commit to future price reductions with any of its customers.

Cost of Sales—Cost of sales primarily consists of the costs of materials, contract manufacturing, shipping, personnel and related expenses, equipment and facility expenses, warranty costs and inventory write-offs.

Product Warranties—The Company’s product warranties range from 12 to 36 months. At the time product revenue is recognized, the Company provides for estimated warranty costs. The Company has established accruals for anticipated future warranty costs which are included in accrued liabilities in the accompanying consolidated balance sheets. The following table presents for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2006, the reconciliation of the changes in accrued warranty costs (in thousands):

	June 30,			Three Months Ended September 30, 2006
	2004	2005	2006
				(Unaudited)
Balance as of beginning of period	$1,093	$1,363	$1,595	$1,462
Provision for warranty	1,542	1,615	1,590	473
Costs charged to accrual	(1,272)	(1,383)	(1,723)	(568)

Balance as of end of period	$1,363	$1,595	$1,462	$1,367

Software Development Costs—Software development costs are included in research and development and are expensed as incurred. Software development costs are capitalized beginning when technological feasibility has been established and ending when a product is available for general release to customers. To date, the period between achieving technological feasibility and the issuing of such software has been short and software development costs qualifying for capitalization have been insignificant.

Research and Development—Research and development costs are expensed as incurred and consists primarily of salaries, consulting services, other direct expenses and other engineering expenses. The Company occasionally receives funding from certain suppliers and customers towards its development efforts. Such amounts recorded as a reduction of research and development expenses were $0, $255,000, $403,000, $0 and $108,000 for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2005 and 2006, respectively.

Cooperative Marketing Arrangements—The Company follows Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Products). The Company has arrangements with resellers of its products to reimburse the resellers for cooperative marketing costs meeting specified criteria. In accordance with EITF Issue No. 01-9, the Company records advertising costs meeting such specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations. For those advertising costs that do not meet the criteria set forth in EITF Issue No. 01-9, the amounts are recorded as a reduction to sales in the accompanying consolidated statements of operations.

Prior to fiscal year 2007, the Company had recognized the maximum potential amount of the reimbursement for which the resellers were entitled as the Company lacked sufficient historical experience to make a reasonably reliable estimate. Beginning in fiscal year 2007, the Company determined that it had sufficient history of unclaimed cooperative marketing funds to make reasonably reliable estimates. Accordingly, the Company determined an unclaimed cooperative marketing fund of approximately 27% for its cooperative marketing accruals. This change in accounting estimate had a favorable impact on income before income taxes for the three months ended September 30, 2006 of approximately $415,000. The effect on net income for this period was an increase of approximately $251,000 and the effect on earnings per common share was an increase of $0.02 in net income per share—both basic and fully diluted.

Total cooperative marketing costs charged to sales and marketing expenses for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2005 and 2006, were $1,853,000, $1,069,000, $1,326,000, $383,000 and $182,000, respectively. Total amounts recorded as reductions to sales for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2005 and 2006, were $467,000, $720,000, $665,000, $231,000 and $26,000, respectively.

Advertising Costs—Advertising costs are expensed as incurred. Total advertising and promotional expenses, including cooperative marketing payments, were $2,183,000, $1,505,000, $2,050,000, $482,000 and $309,000 for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2005 and 2006, respectively.

Stock-Based Compensation—Prior to July 1, 2006, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), as amended by SFAS No. 148. Under APB 25, when the exercise price of the Company’s employee and director stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized. In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosures, an Amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for companies who voluntarily change to the fair value-based method of accounting for stock-based employee compensation in accordance to SFAS No. 123, Accounting for Stock-Based Compensation, and enhances the disclosure requirements. This statement was effective upon its issuance.

The fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company’s calculations were made using the Black-Scholes model with the following weighted average assumptions for grants during the current period: expected life, four years; risk-

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

free interest rate, 2.38% to 3.55% for 2004, 3.13% to 4.08% for 2005 and 4.18% to 5.10% for 2006 and 4.18% for the three months ended September 30, 2005; no dividends during the expected term; and volatility of zero.

If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income for fiscal years 2004, 2005 and 2006 and the three months ended September 30, 2005 would have been adjusted to the pro forma amounts indicated in the table below (in thousands, except for per share amounts):

	Years Ended June 30,			Three Months Ended September 30, 2005
	2004	2005	2006
				(Unaudited)
Net income-as reported	$4,854	$7,090	$16,947	$3,343
Add: stock-based employee compensation included in reported net income, net of related tax effects	70	229	565	96
Less: stock-based employee compensation expense determined under the fair value based method, net of related tax effects	(271)	(326)	(652)	(136)

Net income-pro forma	$4,653	$6,993	$16,860	$3,303

Basic net income per share:
As reported	$0.44	$0.65	$1.54	$0.30

Pro forma	$0.42	$0.64	$1.53	$0.30

Diluted net income per share:
As reported	$0.35	$0.48	$1.06	$0.22

Pro forma	$0.33	$0.48	$1.06	$0.22

The Company accounts for equity instruments granted to nonemployees under SFAS No. 123, EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling Goods or Services and Financial Accounting Standards Board Interpretation No. (“FIN”) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. The options are recorded at fair value under SFAS No. 123 and are measured and recognized in accordance with EITF Issue No. 96-18 and FIN 28.

Effective July 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the prospective transition method, which requires standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). SFAS No. 123(R) supersedes the Company’s previous accounting under APB No. 25 for periods beginning in fiscal 2007.

Valuation and amortization method—The Company estimates the fair value of stock options granted using the Black-Scholes-option-pricing formula and a single option award approach. This fair value is then amortized ratably over the requisite service periods of the awards, which is generally the vesting period.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Expected Term—The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on an analysis of the relevant peer companies’ post-vest termination rates and the exercise factors.

Expected Volatility—Expected volatility is based on a combination of the implied and historical volatility for both the Company and its peer group.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input and the Company has no plans to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes valuation method is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Estimated Forfeitures—The estimated forfeiture rate is based on the Company’s historical forfeiture rates.

Stock Compensation Expense—The Company did not record any stock-based compensation expense for the three months ended September 30, 2006 resulting from the adoption of SFAS No. 123(R) as no stock options were granted to its employees for the three months ended September 30, 2006.

Shipping and Handling Fees—In accordance with EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, the Company incurred shipping costs of $649,000, $465,000, $513,000, $129,000 and $98,000 for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2005 and 2006, respectively, that were included in sales and marketing expenses.

Income Taxes—The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Comprehensive Income—Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. Comprehensive income was the same as net income for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2005 and 2006.

Foreign Currency Translation—The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Accordingly, remeasurement of foreign currency accounts and foreign exchange transaction gains and losses, which have not been material, are reflected in the consolidated statements of operations.

Net Income Per Share—Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period.

Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities, comprised of incremental common shares, issuable upon the exercise of stock options are included in diluted net income per share, using the treasury stock method, to the extent such shares are dilutive.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

A reconciliation of shares used in the calculation of basic and diluted net income per share is as follows (in thousands, except for per share amounts):

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
				(Unaudited)
Numerator:
Net income	$4,854	$7,090	$16,947	$3,343	$4,809
Denominator:
Basic weighted-average number of common shares outstanding	10,949	10,957	11,005	10,979	11,095
Dilutive common stock options	3,082	3,764	4,918	4,049	5,012

Diluted weighted-average number of common shares outstanding	14,031	14,721	15,923	15,028	16,107

Basic net income per share	$0.44	$0.65	$1.54	$0.30	$0.43
Diluted net income per share	$0.35	$0.48	$1.06	$0.22	$0.30

Certain Significant Risks and Uncertainties—The Company operates in the high technology industry and is subject to a number of risks, some of which are beyond the Company’s control, that could have a material adverse effect on the Company’s business, operating results, and financial condition. These risks include variability and uncertainty of revenues and operating results; product obsolescence; geographic concentration; international operations; dependence on key personnel; competition; intellectual property/litigation; management of growth; and limited sources of supply.

Concentration of Supplier Risk—Certain of the raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry. Two suppliers accounted for 26.6% and 27.8%, 29.2% and 26.7%, 32.2% and 20.8%, 33.1% and 25.3%, and 25.6% and 21.5% of total purchases for years ended June 30, 2004, 2005 and 2006, and the three months ended September 30, 2005 and 2006, respectively.

Fair Value of Financial Instruments—Cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short maturity of these instruments. Long- term debt is carried at amortized cost, which approximates its fair value based on borrowing rates currently available to the Company for loans with similar terms.

Concentration of Credit Risk—Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Deposits may exceed the amount of insurance provided on such deposits. No single customer accounted for 10% or more of net sales in fiscal years 2004, 2005 and 2006, respectively. No single customer accounted for 10% or more of accounts receivable as of September 30, 2006.

Recently Issued Accounting Standards—In December of 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN No. 46R). FIN No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46R became effective beginning with the Company’s fiscal year ended June 30, 2006. The Company has analyzed its relationship with Ablecom Technology Inc. and its subsidiaries (“Ablecom”—see Note 7) and has concluded that Ablecom is a variable interest entity as defined by FIN No. 46R; however, the Company is not the primary beneficiary of Ablecom and, therefore, the Company does not consolidate Ablecom. In performing its analysis, the Company considered its explicit arrangements with Ablecom including the supplier and distributor arrangements. Also, as a result of the substantial related party relationship between the two companies, the Company considered and determined that no implicit arrangements with Ablecom exist principally as a result of the fiduciary duty that the Company has towards its stockholders who do not own shares in Ablecom.

SFAS No. 153

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS 153 is effective for non-monetary asset exchanges beginning in our first quarter of fiscal year 2006. The adoption of SFAS 153 did not have a material effect on our consolidated financial position or results of operations.

SFAS No. 154

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe this pronouncement will have a material impact in its financial results.

FSP No. FAS 109-2

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP FAS 109-2”). The American Jobs Creation Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. The Company currently has no plans to avail itself of these provisions.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Income Tax Uncertainties” (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Because the guidance was recently issued, the Company has not yet determined the impact, if any, of adopting the provisions of FIN 48 on its financial position, results of operations and liquidity.

SAB No. 108

In September 2006, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations financial statements and the related financial statement disclosures. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company will initially apply the guidance in SAB 108 in connection with the preparation of the annual financial statements for the year ending June 30, 2007. The Company does not believe the adoption of SAB 108 will have a significant effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial position, results of operations or cash flows.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Note 2.    Accounts Receivable Allowances

The Company establishes an allowance for doubtful accounts and an allowance for sales returns. The allowance for doubtful accounts is based upon the credit risk of specific customers, historical trends related to past losses and other relevant factors. The Company also provides its customers with product returns rights. A provision for such returns is provided for in the same period that the related sales are recorded based upon contractual return rights and historical trends. Accounts receivable allowances as of June 30, 2004, 2005 and 2006 and September 30, 2006, consisted of the following (in thousands):

	Beginning Balance	Charged to Cost and Expenses	Deductions	Ending Balance
Allowance for doubtful accounts:
Year ended June 30, 2004	$235	$124	$(116)	$243
Year ended June 30, 2005	243	88	(94)	237
Year ended June 30, 2006	237	18	(47)	208
Three months ended September 30, 2006 (Unaudited)	208	16	—	224

Allowance for sales returns
Year ended June 30, 2004	$716	$1,767	$(1,661)	$822
Year ended June 30, 2005	822	4,148	(3,818)	1,152
Year ended June 30, 2006	1,152	2,497	(3,326)	323
Three months ended September 30, 2006 (Unaudited)	323	954	(858)	419

Note 3.    Inventories

Inventories as of June 30, 2005 and 2006 and September 30, 2006, consisted of the following (in thousands):

	June 30,		September 30, 2006
	2005	2006
			(Unaudited)
Finished goods	$27,288	$39,371	$50,460
Work in process	50	387	852
Purchased parts and raw materials	13,187	17,854	26,674

Total inventories, net	$40,525	$57,612	$77,986

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Note 4.    Property and Equipment

Property and equipment as of June 30, 2005 and 2006 and September 30, 2006, consisted of the following (in thousands):

	June 30,		September 30, 2006
	2005	2006
			(Unaudited)
Land	$6,788	$13,859	$13,859
Buildings	10,439	13,162	13,162
Building and leasehold improvements	1,514	2,109	2,771
Machinery and equipment	1,849	2,673	2,974
Furniture and fixtures	524	722	1,053
Software	744	840	852

	21,858	33,365	34,671
Accumulated depreciation	(2,781)	(3,760)	(4,099)

Property, plant and equipment, net	$19,077	$29,605	$30,572

The costs of assets under capital leases were $192,000, $402,000 and $402,000 as of June 30, 2005 and 2006 and September 30, 2006, respectively, and accumulated amortization was $14,000, $46,000 and $60,000, respectively.

Note 5.    Advances from Receivable Financing Arrangements

The Company has accounts receivable financing agreements with certain financing companies whereby the financing companies pay the Company for sales transactions that have been preapproved by these financing companies. The financing company then collects the receivable from the customer. For the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2005 and 2006, such sales transactions totaled approximately $9,153,000, $9,960,000, $15,286,000, $3,180,000 and $2,962,000, respectively. At June 30, 2005 and 2006 and September 30, 2006, approximately $363,000, $800,000 and $784,000 respectively, remained uncollected from customers subject to these arrangements. Such amounts have been recorded as advances from receivable financing arrangements as the Company has obligations to repurchase inventories seized by the financing companies from defaulting customers. Historically, the Company has not been required to repurchase inventories from the financing companies. These financing arrangements bear interest at rates ranging from 12.24% to 19.56% per annum, depending on the customers’ credit ratings, for both years ended June 30, 2005 and 2006 and the three months ended September 30, 2006.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Note 6.    Long-term Obligations

Long-term obligations as of June 30, 2005 and 2006 and September 30, 2006 consisted of the following (in thousands):

	June 30,		September 30, 2006
	2005	2006
			(Unaudited)
Building loans	$11,818	$18,237	$18,088
Small Business Administration loan	1,148	1,000	993
Capital leases (Note 10)	110	229	189

Total	13,076	19,466	19,270
Current portion	(504)	(781)	(761)

Long-term portion	$12,572	$18,685	$18,509

In March 2001, the Company borrowed $8,712,000 from a bank to purchase a building in San Jose, California. The loan is secured by the property purchased and principal and interest are payable monthly through April 1, 2021. As of June 30, 2005 and 2006 and September 30, 2006, the total outstanding borrowings were $7,649,000, $7,360,000 and $7,285,000, respectively, with interest at 6.25% through April 2006 and 6.75% from May 2006 to April 2011. The interest rate from May 2011 through April 2021 is adjusted every five years and is equal to 1.75% plus the United States 5-Year Treasury bond rate rounded to the nearest 1/8%. Under the terms of the agreement, as amended in June 2006, the Company is required to maintain a debt coverage ratio. The Company was in compliance with the ratio at June 30 and September 30, 2006.

In May 2001, the Company borrowed $1,300,000 under a Small Business Administration loan. The loan is secured by certain property owned by the Company, and the principal and interest are payable monthly through May 1, 2021. As of June 30, 2005, the total outstanding borrowing was $1,148,000 with interest at 6.42% per annum plus 1.26% per annum as loan fees. In October 2005, the Company paid off the loan for $1,182,000.

In April 2004, the Company borrowed $4,275,000 from a bank to purchase a building in San Jose, California. The loan is secured by the property purchased and principal and interest are payable monthly through May 1, 2029. As of June 30, 2005 and 2006 and September 30, 2006, the total outstanding borrowings were $4,170,000, $4,085,000 and $4,059,000, respectively, with interest at 5.28% per annum through May 2007. The interest rate from May 2007 through May 2029 is equal to the prime rate in effect on the first business day of the month in which a change occurs as published in the Wall Street Journal on the next business day.

In September 2005, the Company obtained two loans totaling $7,920,000 from a bank to purchase a building in San Jose, California. Both loans are secured by the property purchased and the assignment of all rent on the property purchased. The first loan of $6,930,000 is repayable in equal monthly installments through September 2010. As of June 30 and September 30, 2006, the total outstanding borrowings were $6,792,000 and $6,745,000, respectively, with interest at 5.77% per annum through September 2010, and then it is adjusted every five years to equal the index of 5-Year Treasury Notes plus 1.65% per annum. The second loan of $990,000 was paid off using a Small Business Administration loan of $1,019,000 on November 16, 2005. The second loan is secured by the property purchased and guaranteed by two officers/shareholders of the Company. As of June 30 and September 30, 2006, the total outstanding borrowings were $1,000,000 and $993,000, respectively, with interest at 6.6% per annum through November 16, 2010, and then it is adjusted every five years based on the index as defined in the loan agreement. The Small Business Administration loan is repayable in equal monthly installments through November 1, 2025.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

As of September 30, 2006, the gross cost and net book value of the land, building and related improvements collateralizing the borrowings were approximately $29,654,000 and $27,998,000, respectively. As of June 30, 2006, the gross cost and net book value of the land, building and related improvements collateralizing the borrowings were approximately $28,992,000 and $27,450,000, respectively. As of June 30, 2005, the gross cost and net book value of the land, building and related improvements collateralizing the borrowings were approximately $18,624,000 and $17,480,000, respectively.

The following table as of June 30, 2006, summarizes future minimum principal payments on the Company’s debts excluding capital leases (in thousands):

Fiscal Years Ending June 30,
2007	$616
2008	655
2009	697
2010	742
2011	790
Thereafter	15,737

Total	$19,237

As of September 30, 2006, the Company had an unused revolving line of credit totaling $5,000,000 that matures on November 1, 2006 and the interest rate on this credit line is equal to the lender’s established prime rate of 7% per annum.

Note 7.    Related-party and Other Transactions

Ablecom Technology Inc.—Ablecom, a Taiwan corporation, together with its subsidiaries (Ablecom”), is one of the Company’s major contract manufacturers. Ablecom’s chief executive officer, Steve Liang, is the brother of Charles Liang, the Company’s President, Chief Executive Officer and Chairman of the Board of Directors, and owns approximately 4.5% of the Company’s common stock. Charles Liang served as a Director of Ablecom during the Company’s fiscal 2006, but is no longer serving in such capacity. In addition, Charles Liang and his wife, also an officer of the Company, collectively own approximately 30.7% of Ablecom and Yih-Shyan (Wally) Liaw, an officer and director of the Company, and his spouse collectively own approximately 5.2% of Ablecom, while Steve Liang and other family matters own approximately 45.3% of Ablecom.

The Company has product design and manufacturing services agreements (“product design and manufacturing agreements”) and a distribution agreement (“distribution agreement”) with Ablecom.

Under the product design and manufacturing agreements, the Company outsources a portion of its design activities and a significant part of its manufacturing of components such as server chassis to Ablecom, an outsourced manufacturer beginning in 1997 for the sole purpose of providing design and manufacturing services. Ablecom agrees to design products according to the Company’s specifications. Additionally, Ablecom agrees to build the tools needed to manufacture the products. Under the product design and manufacturing agreements, the Company commits to purchase a minimum quantity over a set period. The purchase price of the products manufactured by Ablecom is negotiated on a purchase order by purchase order at each purchase date. However, a fixed charge is added to the price of each unit purchased until the agreed minimum number of units is purchased.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Under the distribution agreement, Ablecom purchases from the Company server products for distribution in Taiwan. The pricing and terms under the distribution agreement are similar to the pricing and terms of distribution arrangements the Company has with similar, third party distributors.

Ablecom’s net sales to the Company and its net sales of the Company’s products to others comprise a substantial majority of Ablecom’s net sales. The Company purchased products from Ablecom totaling approximately $44,371,000, $57,342,000 and $75,718,000, and sold products to Ablecom totaling approximately $4,549,000, $4,064,000 and $3,881,000, for the years ended June 30, 2004, 2005 and 2006, respectively. Amounts owed to the Company by Ablecom as of June 30, 2005 and 2006, were approximately $201,000 and $310,000, respectively. Amounts owed to Ablecom by the Company as of June 30, 2005 and 2006, were approximately $21,631,000 and $23,492,000 respectively. Historically, the Company has paid Ablecom the majority of invoiced dollars between 120 and 145 days of invoice. For the years ended June 30, 2004, 2005 and 2006, the Company received $203,000, $84,000 and $90,000, respectively from Ablecom for penalty charges, and paid approximately $20,000, $61,000 and $104,000, respectively in miscellaneous costs to Ablecom. Penalty charges are assessments relating to delayed deliveries or quality issues.

For the three months ended September 30, 2005 and 2006, the Company purchased products from Ablecom totaling approximately $19,378,000 and $24,390,000, respectively, and sold products to Ablecom totaling approximately $958,000 and $1,801,000, respectively. The amounts owed to the Company by Ablecom as of September 30, 2006, was approximately $1,061,000. The amount owed to Ablecom by the Company as of September 30, 2006, was approximately $28,504,000. For the three months ended September 30, 2006, the Company paid Ablecom the majority of invoiced dollars between 100 and 130 days of invoice. For the three months ended September 30, 2005 and 2006, the Company received $11,000 and $49,000, respectively from Ablecom for penalty charges, and paid approximately $19,000 and $222,000, respectively in miscellaneous costs to Ablecom.

The Company’s exposure to loss as a result of its involvement with Ablecom is limited to (a) potential losses on its purchase orders in the event of an unforeseen decline in the market price and/or demand of the Company’s products such that the Company incurs a loss on the sale or can not sell the products and (b) potential losses on outstanding accounts receivable from Ablecom in the event of an unforeseen deterioration in the financial condition of Ablecom such that Ablecom defaults on its payable to the Company. Outstanding purchase orders with Ablecom were $10.2 million and $1.6 million at September 30, 2006 and June 30, 2006, respectively, representing the maximum exposure to loss relating to (a) above. The Company does not have any direct or indirect guarantees of losses, if any, of Ablecom.

Tatung—Tatung is a significant contract manufacturer for the Company and a less than 10% stockholder of the Company.

The Company has a product manufacturing agreement (“product manufacturing agreement”) with Tatung.

Under the product manufacturing agreement, the Company outsources a significant portion of its design and manufacturing of components such as motherboards to Tatung. Tatung agrees to design products according to the Company’s specifications.

The Company purchased contract manufacturing services and products from Tatung totaling approximately $13,561,000, $12,224,000 and $14,355,000 and sold products to Tatung totaling approximately $6,000, $1,000 and $85,000, for the years ended June 30, 2006, 2005 and 2004, respectively. The amounts owed to the Company by Tatung as of June 30, 2005 and 2006, were approximately $0 and $83,000, respectively. The amounts owed to

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Tatung by the Company as of June 30, 2005 and 2006, were approximately $1,611,000 and $4,988,000 respectively. Historically, the Company has paid Tatung the majority of invoiced dollars between 80 and 130 days of invoice. For the years ended June 30, 2004, 2005 and 2006, the Company received $271,000, $0 and $0, respectively from Tatung for penalty charges.

For the three months ended September 30, 2005 and 2006, the Company purchased contract manufacturing services and products from Tatung totaling approximately $2,635,000 and $6,350,000, respectively and sold products to Tatung totaling approximately $0 and $160,000, respectively. The amount owed to the Company by Tatung as of September 30, 2006, was approximately $210,000. The amount owed to Tatung by the Company as of September 30, 2006, was approximately $6,863,000. For the three months ended September 30, 2006, the Company paid Tatung the majority of invoiced dollars between 60 and 140 days of invoice.

Note 8.    Common Stock

The 1998 Stock Option Plan (the “Plan”) authorizes the Board of Directors to grant options to employees, directors and consultants to purchase shares of the Company’s common stock. At September 30, 2006, 6,500,000 shares of the Company’s common stock have been reserved for issuance under the Plan. The exercise price per share for options granted to employees and consultants owning shares representing more than 10% of the Company at the time of grant cannot be less than 110% of the fair value. Incentive and nonqualified stock options granted to all other persons shall be granted at a price not less than 100% and 85%, respectively, of the fair value. Options generally expire ten years after the date of grant. The vesting of stock options is determined by the Board of Directors and may not exceed five years. Generally, options vest over four years; 25% at the end of one year and 1/16th per quarter thereafter.

In fiscal year 1999, the Company granted 2,972,000 non-statutory stock options to key employees of the Company and external consultants outside of the 1998 Stock Option Plan. These options, which the Company has reserved for separately, were granted at exercise prices ranging from $0.15 to $1.25 per share (weighted average exercise price of $0.44), which were the estimated fair values at the dates of grant and are now fully vested.

In fiscal year 2001, the Company granted 740,000 non-statutory stock options to key officers of the Company outside of the 1998 Stock Option Plan. These options, which the Company has reserved for separately, were granted at an exercise price of $2.50 per share, which was the estimated fair value at the date of grant and are now fully vested.

In fiscal year 2003, the Company granted 100,000 non-statutory stock options to an officer of the Company outside the 1998 Stock Option Plan. This option, which the Company has reserved for separately, was granted at an exercise price of $2.50 per share.

In fiscal year 2006, the Company granted 32,400 non-statutory stock options to an officer of the Company outside the 1998 Stock Option Plan. This option, which the Company has reserved for separately, was granted at an exercise price of $7.00 per share.

In August 2006, the Board of Directors approved the 2006 Equity Incentive Plan (the “2006 Plan”) and reserved for issuance 2,000,000 shares of common stock for the granting of stock options, stock appreciation rights, restricted stock awards, restricted stock units and other equity-based awards. The number of shares reserved will automatically increase on January 1, 2007 and each subsequent anniversary through 2016, by an amount equal to the smaller of (a) three percent of the number of shares of stock issued and outstanding on the

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

immediately preceding December 31, or (b) a lesser amount determined by the Board of Directors. The 2006 Plan will be effective upon its approval by the stockholders of the Company.

Option activities were as follows:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance as of June 30, 2003 (4,474,519 shares exercisable at weighted average exercise price of $1.54 per share)	1,801,200	5,634,300	$1.75
Granted (weighted average fair value of $1.22)	(848,970)	848,970	4.32
Exercised	—	(95,000)	0.20
Canceled	48,171	(48,171)	2.93

Balance as of June 30, 2004 (5,142,450 shares exercisable at weighted average exercise price of $1.73 per share)	1,000,401	6,340,099	2.11
Granted (weighted average fair value of $2.35)	(707,493)	707,493	5.80
Exercised	—	(17,500)	2.50
Canceled	79,674	(79,674)	2.61

Balance as of June 30, 2005 (5,714,526 shares exercisable at weighted average exercise price of $1.91 per share)	372,582	6,950,418	2.48
Authorized	2,000,000	—
Granted (weighted average fair value of $6.31)	(439,868)	472,268	8.08
Exercised	—	(117,809)	3.60
Canceled	129,297	(129,297)	3.91

Balance as of June 30, 2006 (6,066,530 shares exercisable at weighted average exercise price of $2.13 per share)	2,062,011	7,175,580	$2.80
Granted*	—	—	—
Exercised*	—	(13,018)	3.33
Canceled*	51,288	(51,288)	5.41

Balance as of September 30, 2006 (6,199,925 shares exercisable at weighted average exercise price of $2.21 per share)*	2,113,299	7,111,274	$2.78

*	(Unaudited)

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Additional information regarding options outstanding as of June 30, 2006, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.15 - 0.40	1,200,500	2.45	$0.29	1,200,500	$0.29
0.75	750,000	2.45	0.75	750,000	0.75
1.25	50,000	2.45	1.25	50,000	1.25
2.50	3,326,300	5.00	2.50	3,319,908	2.50
3.10 - 5.20	892,907	7.69	4.53	531,121	4.46
5.60 - 6.00	201,787	8.79	5.83	84,926	5.83
6.16	300,000	8.50	6.16	112,500	6.16
6.50	280,526	9.25	6.50	7,313	6.50
7.00	139,560	9.50	7.00	10,262	7.00
27.40	34,000	9.75	27.40	—	—

$ 0.15 - $ 27.40	7,175,580	5.15	$2.80	6,066,530	$2.13

During the each of the quarters in fiscal year 2006 and the three months ended September 30, 2006, the Company granted stock options with exercise prices as follows:

Grants Made During Quarter Ended	Number of Options Granted	Weighted- Average Exercise Price	Weighted- Average Fair Value per Share	Weighted- Average Intrinsic Value per Share
September 30, 2005	296,548	$6.50	$9.74	$3.24
December 31, 2005	141,720	7.00	17.11	10.11
March 31, 2006	34,000	27.40	27.40	—
June 30, 2006	—	$—	$—	$—
September 30, 2006	—	$—	$—	$—

The intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which equals the service period).

Options to Nonemployees—In June 2001, the Company issued options to external consultants for the purchase of 103,000 shares of the Company’s common stock at an exercise price of $2.50 per share and a fair value of $1.94 per share. The options vest over four years ranging from May 1, 1999 to July 1, 2000, and expire ten years from the date of issuance. In August 2003, the Company issued options to one external consultant for the purchase of 4,334 shares of the Company’s common stock at an exercise price of $3.85 per share and a fair value of $3.21 per share. The options vest over four years with vesting commencement dates starting on January 6, 2004, and expire ten years from the date of issuance. In December 2003, the Company issued options to one external consultant for the purchase of 4,000 shares of the Company’s common stock at an exercise price of $4.20 per share and a fair value of $3.96 per share. The options vest over four years starting on May 1, 2003, and expire ten years from the date of issuance. In September 2004, the Company issued options to one external consultant for the purchase of 6,000 shares of the Company’s common stock at an exercise price of $5.20 per share and a fair value of $5.53 per share. The options vest over four years starting on July 1, 2004, and expire ten years from the date of issuance. In March 2005, the Company issued options to external consultants for the

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

purchase of 5,000 shares of the Company’s common stock at an exercise price of $5.80 per share and a fair value of $6.35 per share. The options vest over two years starting on January 1, 2005, and expire ten years from the date of issuance. In June 2005, the Company issued options to one external consultant for the purchase of 5,000 shares of the Company’s common stock at an exercise price of $6.00 per share and a fair value of $6.59 per share. The options vest over two years starting on July 1, 2004, and expire ten years from the date of issuance. In September 2005, the Company issued options to external consultants for the purchase of 3,180 shares of the Company’s common stock at an exercise price of $6.50 per share and a fair value ranging from $8.21 to $8.42 per share. The options vest over four years ranging from March 1, 2004 to April 1, 2005, and expire ten years from the date of issuance. In December 2005, the Company issued options to one external consultant for the purchase of 910 shares of the Company’s common stock at an exercise price $7.00 per share and a fair value of $15.37 per share. The options vest over four years starting on June 1, 2005, and expire ten years from the date of issuance. In 2004, 2005 and 2006 and for the three months ended September 30, 2005 and 2006, the Company recorded compensation expense of $114,000, $79,000, $209,000, $37,000 and $22,000, respectively, associated with these options. Pursuant to the provisions of SFAS No. 123, the fair value of the options issued was determined based on fair value of the consideration received, where such amount was reliably measurable, or the fair value of the equity instruments issued, in which case the fair value was estimated at the vesting date using the Black-Scholes model with the following assumptions: risk-free interest rate, 4.15% to 4.90% for 2004, 4.09% to 4.83% for 2005, 4.16% to 5.20% for 2006, 4.16% to 4.48% for the three months ended September 30, 2005 and 4.72% to 5.09% for the three months ended September 30, 2006, contractual life of ten years, expected dividend yield of zero, and expected volatility of 70% for 2004 and 2005 and 81% for 2006 and the three months ended September 30, 2006. Unamortized deferred stock compensation relating to non-employees was $50,000 and $38,000 at June 30 and September 30, 2006, respectively. The fair value and compensation expense included in the unvested portion of such award is subject to adjustments as the fair value of the Company’s common stock changes over the vesting period.

Note 9.    Income Taxes

The components of income before income taxes are as follows (in thousands):

	Years Ended June 30,
	2004	2005	2006
United States	$6,742	$11,143	$25,617
Foreign	(659)	(414)	1,005

Income before income taxes	$6,083	$10,729	$26,622

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

The income tax provision for the years ended June 30, 2004, 2005 and 2006, consists of the following (in thousands):

	June 30,
	2004	2005	2006
Current:
Federal	$1,543	$3,203	$8,823
State	94	303	1,195
Foreign	—	—	476

	1,637	3,506	10,494

Deferred:
Federal	(385)	122	(682)
State	(23)	11	(47)
Foreign	—	—	(90)

	(408)	133	(819)

Income tax provision	$1,229	$3,639	$9,675

The Company has established tax reserves which it believes are adequate in relation to the potential assessments. Once established, reserves are adjusted when an event occurs necessitating a change to the reserves or the statue of limitations for the relevant taxing authority to examine the tax position has expired.

The Company’s net deferred tax assets as of June 30, 2005 and 2006, consist of the following (in thousands):

	June 30,
	2005	2006
Warranty accrual	$625	$575
Marketing fund accrual	513	378
Inventory valuation	905	1,669
Tax benefit on foreign loss	476	90
Amortization	101	256
Allowance for doubtful accounts	81	69
Accrued liability	29	59
Inventory cost difference	26	26
Accrued litigation loss	—	—
Other accruals	399	318

Total deferred income tax assets	3,155	3,440
Deferred tax liabilities-depreciation and other	(456)	(398)
Valuation allowance	(476)	—

Deferred income tax assets-net	$2,223	$3,042

As of June 30, 2006, the Company has modified its inter-company transfer pricing arrangements with its foreign subsidiaries. As a result, the Company utilized a substantial portion of its foreign net operating loss carryforward in fiscal year 2006 and now believes it is more likely than not the deferred tax assets relating to the remaining net operating loss carryforwards will be realized. Therefore, the Company has released the valuation allowance relating to these deferred tax assets in the current period.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

Income tax benefits resulting from the exercise of options of $74,290, $0 and $220,228 were credited to stockholders’ equity in the years ended June 30, 2004, 2005 and 2006, respectively.

The following is a reconciliation for the years ended June 30, 2004, 2005 and 2006, of the statutory rate to the Company’s effective federal tax rate:

	Years Ended June 30,
	2004	2005	2006
Tax at statutory rate	34.0%	35.0%	35.0%
State income tax-net of federal benefit	1.0	2.6	3.4
Foreign rate differential losses not deductible	2.3	(3.1)	1.6
Change in valuation allowance	0.8	1.1	(1.8)
Foreign sales corporation tax benefit	(8.6)	(1.8)	(1.4)
Research and development tax credit	(9.6)	(0.4)	(1.0)
Other	0.3	0.5	0.5

Effective tax rate	20.2%	33.9%	36.3%

Note 10.    Commitments and Contingencies

Litigation and Claims—The Company has been a defendant in a lawsuit with Digitechnic, S.A., a former customer, before the Bobigny Commercial Court in Paris, France, in which Digitechnic alleged that certain products purchased from the Company were defective. In September 2003, the Bobigny Commercial Court found in favor of Digitechnic and awarded damages totaling $1,178,000. The Company accrued for these damages in its consolidated financial statements as of June 30, 2004, as the best estimate of its loss in this situation. In February 2005, the Paris Court of Appeals reversed the trial court’s ruling, dismissed all of Digitechnic’s claims and awarded $11,000 to the Company for legal expenses. Accordingly, the Company reversed the $1,178,000 accrued in fiscal 2005. Digitechnic has appealed the Paris Court of Appeals decision to the French Supreme Court and asked for $2,416,000 for damages. Although the Company cannot predict with certainty the final outcome of this litigation, it believes the claim to be without merit and intend to continue to defend it vigorously. Management believes that the ultimate resolution of this matter will not result in a material adverse impact on the Company’s results of operations, cash flows or financial position.

In August, September and November 2006, the Company entered into settlement agreements regarding certain claims relating to the sale of its products in violation of export control laws. In August 2006, the Company entered into a plea agreement with the U.S. Department of Justice, the principal terms of which included entering a guilty plea to one charge of violating federal export regulations and payment of approximately $150,000 in fines. The plea agreement has been approved by the U.S. District Court. The Company has also entered into a settlement agreement with the Bureau of Industry and Security of the Department of Commerce pursuant to which the Company has acknowledged violations of the Export Administration Regulations and agreed to pay a fine of approximately $125,000. Finally, on November 10, 2006, the Company entered into a settlement agreement with the Office of Foreign Assets Control of the Department of the Treasury (“OFAC”), pursuant to which the Company made a payment of a fine of $179,000.

On September 2, 2005, Rackable Systems, Inc. filed a lawsuit against the Company in federal court for the Northern District of California, alleging causes of action for patent infringement under two United States patents. The complaint seeks compensatory damages, treble damages for willful infringement, interest, attorneys’ fees and injunctive relief. On September 8, 2006, the parties presented a tutorial to the court summarizing the

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

technology involved in the case, the nature of the inventions of the patents, and background prior art. A “Markman” hearing was held on October 4, 2006 at which the Court made certain determinations regarding the scope and validity of the patent claims. The case remains in pre-trial motions and discovery. The Company believes the claims to be without merit and intends to defend against them vigorously. However, the results of litigation are inherently uncertain, and there can be no assurance that the Company will prevail. Any such suit or proceeding could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Risk Factors—Protection of Intellectual Property.”

In addition to the above, the Company is involved in various legal proceedings arising from the normal course of business activities. In management’s opinion, resolution of these matters is not expected to have a material adverse impact on the Company’s consolidated results of operations, cash flows or our financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect the Company’s future results of operations, cash flows or financial position in a particular period.

Lease Commitments—The Company leases equipment under noncancelable operating leases which expire at various dates through 2011. In addition, the Company leases certain of its equipment under capital leases. The future minimum lease commitments under all leases were as follows (in thousands):

	As of June 30, 2006		As of September 30, 2006
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Nine months ending June 30, 2007	$—	$—	$133	$303
Year ending June 30, 2007	175	382	—	—
Year ending June 30, 2008	49	191	49	208
Year ending June 30, 2009	20	166	20	199
Year ending June 30, 2010	—	141	—	148
Year ending June 30, 2011	—	129	—	135

Total minimum operating lease payments	244	$1,009	202	$992

Less amounts representing interest	15		13

Present value of minimum lease payments	229		189
Less long-term portion	64		53

Current portion	$165		$136

Rent expense for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2005 and 2006, were approximately $291,000, $431,000, $468,000, 110,000, and $136,000, respectively.

Note 11.    Retirement Plan

The Company sponsors a 401(k) savings plan for eligible employees and their beneficiaries. Contributions by the Company are discretionary, and no contributions have been made by the Company for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2006.

Beginning in March 2003, employees of Super Micro Computer, B.V. have the option to deduct a portion of their gross wages and invest the amount in a pension plan. The Company has agreed to match 10% of the amount that is deducted monthly from employees’ wages. For the years ended June 30, 2004, 2005 and 2006 and the

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

three months ended September 30, 2005 and 2006, the Company’s matching contribution was approximately $2,600, $4,100, $3,300, $1,000 and $1,000, respectively.

Note 12.    Segment Reporting

The Company operates in one operating segment and develops and provides high performance server solutions based upon an innovative, modular and open-standard architecture. The Company’s chief operating decision maker is the Chief Executive Officer.

International net sales are based on the country to which the products were shipped. The following is a summary for the years ended June 30, 2004, 2005 and 2006 and the three months ended September 30, 2005 and 2006, of net sales by geographic region (in thousands):

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
Net sales:
United States	$89,972	$119,248	$177,024	$36,758	$53,490
United Kingdom	8,866	9,065	16,044	2,951	5,083
Germany	17,164	19,672	27,062	5,783	6,106
Rest of Europe	24,458	29,832	42,222	9,995	9,742
Asia	24,152	26,796	33,216	7,768	13,449
Other	2,453	7,150	6,973	1,270	2,317

	$167,065	$211,763	$302,541	$64,525	$90,187

The Company’s long-lived assets located outside the United States are not significant.

The following is a summary of net sales by product type (in thousands):

	Years Ended June 30,						Three Months Ended September 30,
	2004		2005		2006		2005		2006
	Amount	Percent of Net Sales	Amount	Percent of Revenues	Amount	Percent of Net Sales	Amount	Percent of Net Sales	Amount	Percent of Net Sales
Server systems	$51,151	30.6%	$66,574	31.4%	$104,460	34.5%	$21,712	33.6%	$31,767	35.2%
Serverboards and other components	115,914	69.4%	145,189	68.6%	198,081	65.5%	42,813	66.4%	58,420	64.8%

Total	$167,065	100%	$211,763	100%	$302,541	100%	$64,525	100.0%	$90,187	100.0%

Serverboards and other components are comprised of serverboards, chassis and accessories. Server systems constitute an assembly of components done by the Company.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the SEC registration fee, the National Association Securities Dealers, Inc. filing fee and the Nasdaq Global Market listing fee.

Total
Securities and Exchange Commission registration fee		$18,458
National Association of Securities Dealers, Inc. filing fee		15,500
Nasdaq Global Market listing fee		17,750
Transfer agents and registrars fees		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky filing fees and expenses		*
Miscellaneous expenses		*

Total	$

*	To be filed by amendment.

Item 14.    Indemnification of Officers and Directors

Pursuant to Section 145 of the Delaware General Corporation Law (the “DGCL”), a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right that a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to indemnification. Section 145 of the DGCL also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that require us to indemnify our directors and officers to the fullest extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

We have entered or intend to enter into agreements to indemnify our directors, in addition to indemnification provided for in our bylaws. These agreements, among other things, will provide for indemnification of our directors for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the persons services as a director or at our request. We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising out of the Securities Act or otherwise.

The underwriting agreement to be included as Exhibit 1.1 hereto provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15.    Recent Sales of Unregistered Securities

From December 1, 2003 through November 30, 2006, the registrant has issued options to purchase an aggregate of 2,069,391 shares of common stock to 372 individuals including directors, employees and consultants at exercise prices ranging from $4.20 to $27.78, and 157,819 shares of common stock have been issued pursuant to the exercise of options for aggregate proceeds of $0.5 million to 22 individuals.

The sales of the above securities were deemed to be exempt from registration pursuant to either Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans approved by the registrant’s board of directors. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1**	Certificate of incorporation of Super Micro Computer, Inc., as currently in effect

3.2**	Bylaws of Super Micro Computer, Inc.

3.3*	Amended and restated certificate of incorporation of Super Micro Computer, Inc. to be effective upon completion of this offering

4.1*	Specimen stock certificate for shares of common stock of Super Micro Computer, Inc.

5.1*	Form of opinion of DLA Piper US LLP, regarding legality of securities being registered

10.1**	Super Micro Computer, Inc. 1998 Stock Option Plan, as amended

10.2**	Form of Incentive Stock Option Agreement under 1998 Stock Option Plan

10.3**	Form of Nonstatutory Stock Option Agreement under 1998 Stock Option Plan

10.4**	Form of Nonstatutory Stock Option Agreement outside the 1998 Stock Option Plan

10.5*	Super Micro Computer, Inc. 2006 Equity Incentive Plan

10.6*	Form of Option Agreement under Super Micro Computer, Inc. 2006 Equity Incentive Plan

10.7*	Form of Restricted Stock Agreement under Super Micro Computer, Inc. 2006 Equity Incentive Plan

10.8*	Form of Restricted Stock Unit Agreement under Super Micro Computer, Inc. 2006 Equity Incentive Plan

10.9*	Form of directors’ and officers’ Indemnity Agreement

10.10**	Promissory Note dated as of March 22, 2001, issued by Super Micro Computer, Inc. to Bank of America, N.A.

10.11**	Standing Loan Agreement dated as of March 22, 2001, by and between Super Micro Computer, Inc. and Bank of America, N.A.

10.12**	Product Manufacturing Agreement dated as of April 16, 2004 by and between Super Micro Computer, Inc. and Tatung Company

10.13**	Promissory Note dated as of April 22, 2004, issued by Super Micro Computer, Inc. to Wachovia Commercial Mortgage, Inc.

10.14**	Business Loan Agreement dated as of April 22, 2004, by and between Super Micro Computer, Inc. and Wachovia Commercial Mortgage, Inc.

10.15**	Promissory Note dated as of September 28, 2005, issued by Super Micro Computer, Inc. to Citibank (West), FSB

10.16**	Business Loan Agreement dated as of September 28, 2005, by and between Super Micro Computer, Inc. and Citibank (West), FSB

10.17**	Business Loan Agreement dated November 1, 2005, by and between Super Micro Computer, Inc. and Far East National Bank

10.18**	Promissory Note dated November 1, 2005, issued by Super Micro Computer, Inc. to Far East National Bank

10.19**	Commercial Security Agreement dated November 1, 2005, by and between Super Micro Computer, Inc. and Far East National Bank

10.20**	Offer letter for Chiu-Chu (Sara) Liu Liang

Exhibit Number	Description of Document

10.21**	Offer letter for Alex Hsu

10.22**	Offer letter for Howard Hideshima

10.23**	Director Compensation Policy

21.1**	Subsidiaries of Super Micro Computer, Inc.

23.1	Consent of Deloitte & Touche LLP

23.2*	Consent of DLA Piper US LLP (included as part of Exhibit 5.1 hereto)

24.1**	Power of Attorney (included in signature pages)

*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules.

Schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in our financial statements or the notes thereto.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of its Charter or Bylaws or the Delaware general corporation law or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California, on the 13th day of December 2006.

SUPER MICRO COMPUTER, INC.

By:	*
Charles Liang Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Signature	Title	Date

* Charles Liang	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	December 13, 2006

/s/ HOWARD HIDESHIMA Howard Hideshima	Chief Financial Officer (Principal Accounting and Financial Officer)	December 13, 2006

* Chiu-Chu (Sara) Liu Liang	Director	December 13, 2006

* Yih-Shyan (Wally) Liaw	Director	December 13, 2006

* Bruce Alexander	Director	December 13, 2006

* Hwei-Ming (Fred) Tsai	Director	December 13, 2006

*By:	/s/ HOWARD HIDESHIMA
Howard Hideshima Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1**	Certificate of incorporation of Super Micro Computer, Inc., as currently in effect

3.2**	Bylaws of Super Micro Computer, Inc.

3.3*	Amended and restated certificate of incorporation of Super Micro Computer, Inc. to be effective upon completion of this offering

4.1*	Specimen stock certificate for shares of common stock of Super Micro Computer, Inc.

5.1*	Form of opinion of DLA Piper US LLP, regarding legality of securities being registered

10.1**	Super Micro Computer, Inc. 1998 Stock Option Plan, as amended

10.2**	Form of Incentive Stock Option Agreement under 1998 Stock Option Plan

10.3**	Form of Nonstatutory Stock Option Agreement under 1998 Stock Option Plan

10.4**	Form of Nonstatutory Stock Option Agreement outside the 1998 Stock Option Plan

10.5*	Super Micro Computer, Inc. 2006 Equity Incentive Plan

10.6*	Form of Option Agreement under Super Micro Computer, Inc. 2006 Equity Incentive Plan

10.7*	Form of Restricted Stock Agreement under Super Micro Computer, Inc. 2006 Equity Incentive Plan

10.8*	Form of Restricted Stock Unit Agreement under Super Micro Computer, Inc. 2006 Equity Incentive Plan

10.9*	Form of directors’ and officers’ Indemnity Agreement

10.10**	Promissory Note dated as of March 22, 2001, issued by Super Micro Computer, Inc. to Bank of America, N.A.

10.11**	Standing Loan Agreement dated as of March 22, 2001, by and between Super Micro Computer, Inc. and Bank of America, N.A.

10.12**	Product Manufacturing Agreement dated as of April 16, 2004 by and between Super Micro Computer, Inc. and Tatung Company

10.13**	Promissory Note dated as of April 22, 2004, issued by Super Micro Computer, Inc. to Wachovia Commercial Mortgage, Inc.

10.14**	Business Loan Agreement dated as of April 22, 2004, by and between Super Micro Computer, Inc. and Wachovia Commercial Mortgage, Inc.

10.15**	Promissory Note dated as of September 28, 2005, issued by Super Micro Computer, Inc. to Citibank (West), FSB

10.16**	Business Loan Agreement dated as of September 28, 2005, by and between Super Micro Computer, Inc. and Citibank (West), FSB

10.17**	Business Loan Agreement dated November 1, 2005, by and between Super Micro Computer, Inc. and Far East National Bank

10.18**	Promissory Note dated November 1, 2005, issued by Super Micro Computer, Inc. to Far East National Bank

10.19**	Commercial Security Agreement dated November 1, 2005, by and between Super Micro Computer, Inc. and Far East National Bank

10.20**	Offer letter for Chiu-Chu (Sara) Liu Liang

10.21**	Offer letter for Alex Hsu

1

Exhibit Number	Description of Document

10.22**	Offer letter for Howard Hideshima

10.23**	Director Compensation Policy

21.1**	Subsidiaries of Super Micro Computer, Inc.

23.1	Consent of Deloitte & Touche LLP

23.2*	Consent of DLA Piper US LLP (included as part of Exhibit 5.1 hereto)

24.1**	Power of Attorney (included in signature pages)

*	To be filed by amendment.
**	Previously filed.

2